                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No.: 333-12395

PROSPECTUS

                                5,158,286 SHARES

                                [EINSTEIN LOGO]

                                  COMMON STOCK

                            ------------------------

     This Prospectus covers 5,158,286 shares (the "Shares") of common stock, par value $.01 (the "Common Stock"), of Einstein/Noah Bagel Corp. (the "Company") which may be offered and sold from time to time for the account of the persons who are identified herein under the heading "Registering Stockholders" and any other person who obtains the right to sell the Shares hereunder (the "Registering Stockholders"). The Shares are being registered hereunder to simplify resale thereof if and when a Registering Stockholder determines to sell Shares from time to time and not because of any expressed intent to immediately sell such Shares. See "Registering Stockholders" and "Plan of Distribution." The Company will receive no part of the proceeds of any sales of the Shares.

     The distribution of the Shares by the Registering Stockholders may be effected from time to time in one or more transactions on the Nasdaq National Market (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, and at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Plan of Distribution." The Registering Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Registering Stockholders in amounts to be negotiated. The Registering Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares sold.

     The Common Stock is traded on the Nasdaq National Market under the symbol "ENBX". On June 17, 1997, the closing sale price of the Common Stock, as reported in The Wall Street Journal (Western Edition), was $13 3/8 per share. See "Price Range of Common Stock."

                             ---------------------

     SEE "RISK FACTORS" AT PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

                 The date of this Prospectus is June 18, 1997.

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................     2
Prospectus Summary......................     3
Special Note Regarding Forward-Looking
  Statements............................     5
Risk Factors............................     5
Price Range of Common Stock and Dividend
  Policy................................    10
Business................................    11
Selected Consolidated Financial and
  Store Data............................    21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    23
Management..............................    28
Principal Stockholders and Securities
  Ownership of Management...............    30
Executive Compensation..................    33
Certain Transactions....................    35
Relationship with Boston Chicken........    42
Description of Capital Stock............    46
Registering Stockholders................    49
Plan of Distribution....................    56
Experts.................................    56
Index to Financial Statements...........   F-1


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Commission under the Securities Act, in respect of the securities offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements of the Company and Notes thereto included herein. References in this Prospectus to the "Company" mean the Company, its predecessors, and its and their subsidiaries from time to time, unless the context otherwise requires. Einstein Bros.(R) and Noah's New York Bagels(R) are trademarks owned by Einstein/Noah Bagel Corp.

                                  THE COMPANY

     The Company franchises specialty retail stores that feature fresh-baked bagels, proprietary cream cheeses, specialty coffees and teas, and creative soups, salads and bagel sandwiches, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. As of April 21, 1997, there were 420 stores in operation systemwide, all of which were operated by area developers financed in part by the Company. Such financing generally permits the Company in certain circumstances to convert its loan into a majority equity interest in the area developer at a premium over the price per unit paid by the investors in the area developer for their equity investments. As of April 21, 1997, the Company had entered into area development agreements that provide for the development of 1,047 additional stores, the majority of which are scheduled to open over the next three years. The Company estimates that there will be between 615 and 665 stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5.

     The Company has two principal brands. The Einstein Bros. Bagels brand was developed by the Company after it was formed in March 1995. The Noah's New York Bagels brand, which was acquired when the Company acquired Noah's New York Bagels, Inc. ("Noah's") in February 1996, was originally introduced in 1989 in Berkeley, California. As of April 21, 1997, there were 283 Einstein Bros. Bagels stores in 28 states and the District of Columbia, and 102 Noah's New York Bagels stores in California, Washington and Oregon.

     The key component of the Company's product strategy is its offering of fresh-baked bagels, produced utilizing proprietary processes that allow for maximum inclusion of high quality ingredients, such as whole blueberries, raisins and nuts. Bagels are offered in a wide variety of both traditional and creative flavors and are baked fresh throughout the day in each Einstein Bros. Bagels and Noah's New York Bagels store using steamed-baking processes.

     The Company was incorporated in Delaware in February 1995 under the name Progressive Bagel Concepts, Inc. The Company's name was subsequently changed to Einstein/Noah Bagel Corp. in June 1996. The Company's principal executive offices are located at 14123 Denver West Parkway, Golden, Colorado, and its telephone number is (303) 215-9300.

                                  RISK FACTORS

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES CERTAIN RISKS. SEE "RISK FACTORS."

                 SUMMARY CONSOLIDATED FINANCIAL AND STORE DATA
             (IN THOUSANDS, EXCEPT SHARE DATA AND NUMBER OF STORES)

                                      PERIOD FROM
                                    MARCH 24, 1995                                    QUARTERS ENDED(1)
                                  (INCEPTION) THROUGH    FISCAL YEAR ENDED     -------------------------------
                                   DECEMBER 31, 1995    DECEMBER 29, 1996(1)   APRIL 21, 1996   APRIL 20, 1997
                                  -------------------   --------------------   --------------   --------------
                                                                                         (UNAUDITED)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Total revenue...................       $ 26,423               $ 61,707            $22,379          $16,728
Income (loss) from operations...        (43,152)(2)             10,039             (1,270)           7,232
Net income (loss)...............        (43,716)                 5,707             (3,317)           5,178
  Net income (loss) per common
     and equivalent share.......       $  (4.54)              $   0.25            $ (0.35)         $  0.15
  Weighted average number of
     common and equivalent
     shares outstanding during
     the period.................          9,659                 22,344              9,679           34,962
                                       ========               ========            =======          =======
STORE DATA (UNAUDITED):
Systemwide revenue(3)...........       $ 26,986               $145,631            $29,764          $84,469
                                       ========               ========            =======          =======
Number of stores:
  Beginning of period...........             --                     60                 60              315
  Opened or acquired............             60                    266                 85              105
  Closed(4).....................             --                    (11)                (7)              --
                                       --------               --------            -------          -------
  End of period.................             60                    315                138              420
                                       ========               ========            =======          =======
  Company stores................             47                     14                 61                0
  Area developer stores.........             13                    301                 77              420

                                                                            APRIL 20, 1997
                                                                   --------------------------------
                                        DECEMBER 29, 1996           ACTUAL           AS ADJUSTED(5)
                                        -----------------          --------          --------------
                                                                             (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................      $ 46,421               $ (1,322)            $115,878
Notes receivable......................       146,087                216,999              216,999
Total assets..........................       332,418                357,352              474,552
Long-term debt........................            --                  7,800              125,000
Stockholders' equity..................      $315,517               $329,849             $329,849

---------------

(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four four-week periods and each of the remaining quarters consists of three four-week periods.

(2) Includes a $26,575,000 write-off of intangible assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Includes gross revenue for all stores in the Einstein/Noah Bagel Corp.
    system.

(4) Such stores were closed because the sites were determined to be unsuitable for the Einstein Bros. Bagels brand and store. Costs associated with such closings were expensed by the owners of such stores.

(5) Adjusted to give effect to the issuance by the Company of its 7 1/4% Convertible Subordinated Debentures due 2004.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS IN THIS PROSPECTUS UNDER "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND ELSEWHERE IN THIS PROSPECTUS, CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, ITS AREA DEVELOPERS, AND EINSTEIN BROS.(R) BAGELS AND NOAH'S NEW YORK BAGELS(R) STORES TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING:
COMPETITION; SUCCESS OF OPERATING INITIATIVES; DEVELOPMENT AND OPERATING COSTS; AREA DEVELOPERS' ADHERENCE TO DEVELOPMENT SCHEDULES; ADVERTISING AND PROMOTIONAL EFFORTS; BRAND AWARENESS; THE COMPANY'S RELATIONSHIPS WITH, AND THE CONTINUED SUCCESS OF, BOSTON CHICKEN, INC. ("BOSTON CHICKEN"), THE COMPANY'S MAJORITY STOCKHOLDER; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; AVAILABILITY, LOCATIONS, AND TERMS OF SITES FOR STORE DEVELOPMENT; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; AVAILABILITY AND TERMS OF CAPITAL; FOOD, LABOR, AND EMPLOYEE BENEFITS COSTS; CHANGES IN GOVERNMENT REGULATION; REGIONAL WEATHER CONDITIONS; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS. THE SUCCESS OF THE COMPANY IS DEPENDENT ON ITS AREA DEVELOPERS AND THE MANNER IN WHICH THEY OPERATE AND DEVELOP EINSTEIN BROS. BAGELS AND NOAH'S NEW YORK BAGELS STORES.

                                  RISK FACTORS

     In evaluating an investment in the securities offered hereby, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

LIMITED OPERATING HISTORY AND RECENT LOSSES

     The Company commenced operations in March 1995 and has a limited operating history upon which investors may evaluate the Company's performance. As of April 21, 1997, there were 420 stores in operation systemwide, all of which were operated by area developers financed in part by the Company. Of such stores, 286 have been open for less than one year and an additional 77 of such stores have been open for less than two years. Consequently, operating results achieved to date may not be indicative of the results that may be achieved in the future by any new or existing store. The Company achieved its first quarter of profitable operations in the second quarter of fiscal 1996 and previously incurred significant operating losses. There can be no assurance that the Company's recent results of operations are indicative of its future results of operations or that any profitability will continue in the near future or on a sustained basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto.

COMPETITION; EASE OF ENTRY INTO BUSINESS

     The food service industry is intensely competitive with respect to food quality, concept, convenience, location, customer service and value. In addition, there are many well-established food service competitors with substantially greater financial and other resources than the Company and with substantially longer operating histories than the Company. Many of such competitors are less dependent than the Company on a single, primary product. The Company believes that it competes with other bagel retailers and bakeries, specialty coffee retailers, doughnut shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. In addition, the Company believes that the start-up costs associated with retail bagel and similar food service establishments are not a significant impediment to entry into the retail bagel business. See
"Business -- Competition."

RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY

     Food service businesses are often affected by changes in consumer tastes, national, regional, and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of product and the type, number, and location of competing restaurants. Multi-unit food service chains such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns (including food-borne illness claims) or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. Dependence on frequent deliveries of produce and supplies also subjects food service businesses such as the Company to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality, and cost of ingredients. In addition, material changes in, or the Company's failure to comply with, applicable federal, state, and local government regulations, and factors such as inflation, increased food, labor, and employee benefits costs, regional weather conditions, and unavailability of an adequate number of experienced managers and hourly employees may also adversely affect the food service industry in general and the Company's and its area developers' results of operations and financial conditions in particular.

EXPANSION/DEPENDENCE ON AREA DEVELOPERS

     As of April 21, 1997, there were 420 stores in operation systemwide. The Company has entered into area development agreements that provide for the opening of 1,047 additional stores, the majority of which are scheduled to open over the next three years. There can be no assurance that the Company and its area developers will be able to achieve these goals, manage expanding operations effectively, or maintain or accelerate growth. The Company has extended secured debt financing to its area developers pursuant to which the Company has agreed to lend an aggregate of approximately $359.9 million, of which approximately $211.7 million had been advanced as of April 20, 1997. These loans subject the Company to the risks of being a secured lender, including those risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. See "-- Need for Additional Capital," "Business -- Area Developers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's success is dependent to a significant extent upon its area developers and the manner in which they develop and operate their stores and manage their organizational and financial resources. The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and its area developers, and general economic and business conditions. Not all of the foregoing factors are within the control of the Company or its area developers. The financial resources required by the Company's area developers to comply with their area development agreements are dependent upon, among other things, the number and cost of stores developed and store operating results. The cost to develop a store typically ranges from between $240,000 and $625,000. The area developers are expected to finance their capital requirements through borrowings from the Company, equity, debt and lease financing from third parties and internally generated funds. There can be no assurance that area developers will have access to financial resources necessary to open the number of stores required by their development schedules or will successfully develop or operate stores in their development areas in a manner consistent with the Company's concepts and standards. See "Business -- Area Developers." Because the amount of additional financing that the Company may provide to area developers depends on the amount of funds internally generated by the area developers, the amount of additional equity, debt and lease financing to be obtained by the area developers from other parties and the cost of stores developed, the Company has not determined, nor is it able at present to reasonably estimate, any amount of additional financing that it may commit to such area developers. As of April 20, 1997, the Company had committed to lend the area developers an additional $148.2 million.

NEED FOR ADDITIONAL CAPITAL

     The Company anticipates that it will have a continuing need for additional capital to accomplish its and its area developers' expansion goals. There can be no assurance that the Company will be able to raise such capital on satisfactory terms when needed. To the extent such capital is obtained through the incurrence of indebtedness by the Company, the terms of the Debentures do not restrict such indebtedness from being secured by any or all of the Company's assets or ranking senior in right of payment to the Debentures. Substantially all of the Company's assets are currently pledged to secure indebtedness of the Company. See Note 7 of Notes to Audited Consolidated Financial Statements. In addition, the Company currently offers loans to its area developers under loan agreements pursuant to which the Company is, and will be, subject to the risks of being a secured lender. See "Business -- Area Developers." The Company's management of its capital resources may be affected by the amount and timing of advances under such loan agreements and additional loan agreements. The Company's obligations under the loan agreements could affect the amount and timing of the Company's future capital financing requirements.

RELATIONSHIP WITH BOSTON CHICKEN

     The Company and Boston Chicken, the Company's majority stockholder, are parties to various agreements, pursuant to which Boston Chicken has agreed to provide to the Company certain accounting and administration, and computer and communications services. In addition, Boston Chicken has made available to the Company a non-convertible loan facility of up to $50.0 million, none of which was outstanding as of June 17, 1997. The termination of these agreements or a material adverse change in Boston Chicken's business or financial condition could have a material adverse effect on the Company. See "Relationship with Boston Chicken."

CONTROL BY AND CONFLICTS OF INTEREST WITH BOSTON CHICKEN

     Boston Chicken owns a majority of the outstanding shares of Common Stock of the Company. The Company has granted to Boston Chicken an option that permits it to maintain ownership of shares of Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors. As of May 31, 1997, pursuant to such option, Boston Chicken had the right to purchase 1,249,135 additional shares of Common Stock at prices ranging from $17.50 to $30.75 per share. See "Relationship with Boston Chicken -- Concurrent Private Placement Agreement, Registration Agreement and Concurrent Offering Purchase Agreement." By reason of its holdings and such option, Boston Chicken will be able to control the affairs and policies of the Company, elect the Company's board of directors and approve or disapprove any matter submitted to a vote of the stockholders, including certain fundamental corporate transactions requiring stockholder approval. In addition, concentrated ownership of the Company could affect the potential applicability to the Company of personal holding company tax in certain circumstances. See "Certain Transactions," "Principal Stockholders and Securities Ownership of Management" and "Relationship with Boston Chicken."

     Pursuant to certain agreements with Boston Chicken, the Company is prohibited from taking certain actions without the consent of Boston Chicken as long as the option to Boston Chicken discussed above has not terminated, including altering any rights attaching to the Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities, in either case other than Common Stock, distributing assets or securities of the Company having a fair market value in excess of 10% of the Company's consolidated gross assets or consolidated gross revenues measured as of the immediately preceding fiscal year end, and filing a petition in bankruptcy. See "Relationship with Boston Chicken -- Concurrent Private Placement Agreement, Registration Agreement and Concurrent Offering Purchase Agreement."

     In addition to existing agreements between the Company and Boston Chicken, the Company may enter into additional or modified agreements, arrangements and transactions with Boston Chicken. While the Company expects that any such future arrangements and transactions will be determined through negotiation between the two companies, there can be no assurance that conflicts of interest will not occur with respect to such future business dealings and similar corporate matters. Conflicts may arise in connection with product offerings, consumer and market positioning, recruiting, site selection and issuances of additional securities by the Company. There can be no assurance that any such conflicts will be resolved in a manner favorable to the Company or its minority stockholders.

DEPENDENCE ON PRODUCTION CAPACITY

     The Company's development plans require that the Company rapidly develop significant bagel dough production capacity from internal or external sources. To date, the Company has met its bagel dough production requirements through a combination of local fresh dough commissaries owned and operated by the Company or its area developers, two frozen dough production facilities leased by the Company and subleased to and operated by area developers of the Company, and a frozen dough production facility owned and operated by a third-party baking company that has committed certain capacity to the Company pursuant to a long-term supply agreement. Any interruption of existing or planned production capacity at any plant or commissary could have a material adverse effect on the ability of the Company or its area developers to supply bagels to their stores. See "Business -- Vendors."

GOVERNMENT REGULATION

     The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. The Company and its area developers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. In addition, the Company is subject to regulation by the Federal Trade Commission and must comply with certain state laws which govern the offer, sale and termination of franchises and the refusal to renew franchises. The failure to obtain or retain food licenses or approvals to sell franchises, or increases in employee benefits costs or other costs associated with employees, could adversely affect the Company and its area developers. See "Business -- Government Regulation."

ANTI-TAKEOVER EFFECT OF CHARTER, STATUTORY AND OTHER PROVISIONS

     Boston Chicken's ownership interest in the Company and the terms of certain provisions in the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging a change in control of the Company. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual or special meeting of stockholders and the requirement that stockholders follow an advance notification procedure for stockholder nominations of candidates for the board of directors and to present other stockholder business to be considered at any meeting of stockholders. In addition, the board of directors has the authority, without further action by the stockholders, to issue up to 20 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to a maximum of 200 million shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders. See "Principal Stockholders and Securities Ownership of Management," "Relationship with Boston Chicken" and "Description of Capital Stock."

     The terms of the Company's 7 1/4% Convertible Subordinated Debentures due 2004 (the "Debentures") require the Company, as of 40 business days after the occurrence of a Change in Control of the Company, to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of any Debenture, at the option of the holder thereof, for a purchase price equal to 100% of the outstanding principal amount thereof, plus accrued but unpaid interest up to but not including the Change in Control Purchase Date. The Change in Control purchase feature of the Debentures may in certain circumstances have an anti-takeover effect. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture related to the Debentures, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

TRADEMARKS

     The Company owns a number of federal trademark and service mark registrations and the Company has federal trademark applications pending for additional trademarks and service marks. However, the Company has not yet obtained federal registrations for certain of the trademarks and service marks used in its business, and there can be no assurance that any such registrations for the Company's trademarks and service marks will be obtained. In addition, the Company is aware of the use by other persons in certain geographic areas of names and marks which may be deemed to be similar to the Einstein Bros. or Noah's New York Bagels brands. There can be no assurance that such marks will be available for use by the Company and its area developers in all locations or that the Company will be able to assure the exclusive use of such marks by the Company and its area developers. See "Business -- Trademarks and Other Proprietary Rights."

ABSENCE OF DIVIDENDS OR DISTRIBUTIONS

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's revolving credit facilities contain prohibitions on the payment of cash dividends. See "Price Range of Common Stock and Dividend Policy."

RECOVERABILITY OF INTANGIBLE ASSETS

     The Company has recorded significant intangible assets in connection with the Company's acquisitions of other bagel retailers. Applicable accounting standards require the Company to review long-lived assets (such as goodwill and other identifiable intangible assets) to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. In the event that the Company determines that the carrying value of such intangible assets is impaired, it would write-down such carrying value, which would result in a charge to earnings. Any such charge could have a material adverse effect on the Company's financial results. See Notes 2 and 4 of Notes to Audited Consolidated Financial Statements.

VOLATILITY OF STOCK PRICE

     The market price for the Company's Common Stock has been highly volatile. Since August 1, 1996 (the date on which the Common Stock began trading on the Nasdaq National Market), the per share closing price of the Common Stock has fluctuated from a low of $13.375 to a high of $35.875. Such volatility does not necessarily relate to the Company's financial performance. In the future, the market price for the Common Stock may be significantly affected by the Company's operating results and other factors that may or may not be within the Company's control. Fluctuations in the stock market generally, as well as general economic conditions, may adversely affect the market prices of the Common Stock offered hereby. See "Price Range of Common Stock and Dividend Policy."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the high and low sales prices of the Common Stock during each of the Company's fiscal quarters since its initial public offering of Common Stock on August 1, 1996, as quoted on the Nasdaq National Market as reported by The Wall Street Journal (Western Edition).

                                                              HIGH    LOW
                                                              ----    ---
1996:
Third Quarter...............................................  36 1/2   19
Fourth Quarter..............................................  36 1/8  29 1/4
1997:
First Quarter...............................................  33 1/4   17
Second Quarter (through June 17, 1997)......................  21 3/4  13 1/8

     On June 17, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $13 3/8 per share. As of June 17, 1997, there were approximately 730 record holders of the Common Stock.

     The Company has never paid cash dividends on its Common Stock and the Board of Directors intends to continue a policy of retaining any earnings for use in the Company's operations. The Company does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's current revolving credit facilities contain prohibitions on the payment of any cash dividends.

                                    BUSINESS

GENERAL

     The Company franchises specialty retail stores that feature fresh-baked bagels, proprietary cream cheeses, specialty coffees and teas, and creative soups, salads and bagel sandwiches, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. As of April 21, 1997, there were 420 stores in operation systemwide, all of which were operated by area developers financed in part by the Company. Such financing generally permits the Company in certain circumstances to convert its loan into a majority equity interest in the area developer at a premium over the price per unit paid by the investors in the area developer for their equity investments. As of April 21, 1997, the Company had entered into area development agreements that provide for the development of 1,047 additional stores, the majority of which are scheduled to open over the next three years. The Company estimates that there will be between 615 and 665 stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5.

     The Company was incorporated in Delaware in February 1995 under the name Progressive Bagel Concepts, Inc. The Company's name was subsequently changed to Einstein/Noah Bagel Corp. in June 1996. The Company's principal executive offices are located at 14123 Denver West Parkway, Golden, Colorado 80401, and its telephone number is (303) 215-9300.

THE COMPANY'S BRANDS

     The Company has two principal brands. The Einstein Bros. Bagels brand was developed by the Company after it was formed in March 1995. The Noah's New York Bagels brand, which was acquired when the Company acquired Noah's in February 1996, was originally introduced in 1989 in Berkeley, California. As of April 21, 1997, there were 283 Einstein Bros. Bagels stores in 28 states and the District of Columbia, and 102 Noah's New York Bagels stores in California, Washington and Oregon.

     The key component of the Company's product strategy is its offering of fresh-baked bagels, produced utilizing proprietary processes that allow for maximum inclusion of high quality ingredients, such as whole blueberries, raisins and nuts. Bagels are offered in a wide variety of both traditional and creative flavors and are baked fresh throughout the day in each Einstein Bros. Bagels and Noah's New York Bagels store using steamed-baking processes.

     Einstein Bros. Bagels and Noah's New York Bagels stores also offer consumers a line of traditional and creative flavors of cream cheese and an extensive line of beverages featuring branded coffees and teas, fruit teas, bottled sodas, juices and waters, and a full line of fountain sodas. The stores also include a menu of creative soups, salads and bagel sandwiches offering customers a variety of lunch alternatives, as well as branded retail products that support the major menu categories, including ground and whole bean coffee, teas, bagel chips, coffee mugs and other items. Stores are typically in leased locations of approximately 2,200 square feet with ample parking, substantial indoor seating and when practical, additional outdoor seating.

AREA DEVELOPERS

     General. The Company's strategy of concentrated development of local markets is supported by area developers financed in part by the Company. The Company believes that having a relatively small group of area developers, each led by a management group with substantial multi-unit retail food service experience and short- and long-term incentives tied to performance, is a superior means of achieving market leadership than either Company ownership of all stores or more traditional franchising approaches utilizing a larger number of franchisees. The Company anticipates that domestic expansion of its brands will be undertaken by its current area developers and is not seeking additional domestic area developers or franchisees.

     The Company believes that rapid penetration of selected designated market areas ("DMAs") is superior to more limited penetration of many DMAs for several reasons. Concentration of stores allows both area developers and Company personnel to gain greater expertise concerning the trade areas within the DMA, thus improving their ability to locate and approve sites on a more informed and efficient basis as part of a market-wide strategy. In addition, store concentration can permit more efficient operations in terms of multi-unit management, convenient employee training, and sharing of employees, expertise and other resources within a DMA. Concentrated DMA penetration also permits cost-efficient media advertising to commence sooner than would be the case with a more scattered nationwide expansion. The Company believes that media advertising increases aggregate store revenue (which, in turn, can promote certain in-store operating efficiencies) and assists the Company's area developers in securing real estate for future sites on acceptable terms and recruiting management and hourly employees.

     The Company's success is dependent to a significant extent upon its area developers and the manner in which they develop and operate their stores and manage their organizational and financial resources. The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and its area developers, and general economic and business conditions. Not all of the foregoing factors are within the control of the Company or its area developers. The financial resources required by the Company's area developers to comply with their area development agreements are dependent upon, among other things, the number and cost of stores developed and store operating results. The cost to develop a store typically ranges from between $240,000 and $625,000. The area developers are expected to finance their capital requirements through borrowings from the Company, equity, debt and lease financing from third parties and internally generated funds. There can be no assurance that area developers will have access to the financial resources necessary to open the number of stores required by their development schedules or will successfully develop or operate stores in their development areas in a manner consistent with the Company's concepts and standards. Because the amount of additional financing that the Company may provide to area developers depends on the amount of funds internally generated by the area developers, the amount of additional equity, debt and lease financing to be obtained by the area developers from other parties and the cost of stores developed, the Company has not determined, nor is it able at present to reasonably estimate, any amount of additional financing that it may commit to such area developers.

     At times, the Company or its area developers may determine that a specific store should be closed due to operating or site-related issues specific to that store, changes in the market or trade area, changes in store development strategy, or failure of the store to meet desired sales or profitability levels. The cost to close a store varies depending upon the remaining lease renewal terms and the ability of the site to be sublet, as well as the type, quantity and condition of the equipment installed and the cost to remove such equipment and improvements from the site. During fiscal 1996, the Company closed six stores and its area developers closed five stores. The costs incurred to close the Company-operated stores ranged from between $60,000 and $400,000 per store. The Company has been informed by its area developers that the costs incurred by them to close such stores ranged from between $260,000 and $520,000 per store. A provision to close Company stores was established in 1995. See "Selected Consolidated Financial and Store Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The following table sets forth information as of April 21, 1997 concerning the Company's nine area developers. The operating principals of such area developers listed below each have experience in the multi-unit retail industry ranging from 10 to 30 years. A majority of the additional stores committed are required to be opened over the next three years. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5.

                                                                                            CURRENT   ADDITIONAL
                                                                                            STORES      STORES
           AREA DEVELOPER                     PRIMARY MARKETS          OPERATING PRINCIPAL   OPEN     COMMITTED
           --------------                     ---------------          -------------------  -------   ----------
Einstein Bros. Bagels(1):
Colonial Bagels, L.P.(2).............  Boston, Cleveland, Pittsburgh,  Robert Schlacter        45          217
                                       Columbus, New York City
                                       metropolitan area
Finest Bagels, L.L.C.(2).............  Kansas City, St. Louis,         Edwin Brownell          61          127
                                       Minneapolis, Dallas/Ft. Worth,
                                       Houston, Austin
Great Lakes Bagels, L.L.C............  Milwaukee, Chicago, Detroit,    Joseph Hoog             53          144
                                       Madison, Indianapolis
Gulfstream Bagels, L.P.(2)...........  Miami, Fort Lauderdale, West    Robert Hartnett         47          122
                                       Palm Beach, Orlando, Tampa,
                                       Atlanta(3), Charlotte, Norfolk
Mayfair Bagels, L.L.C.(2)............  Washington, D.C., Baltimore,    Steve Quamme            37          123
                                       Richmond, Philadelphia
Sunbelt Bagels, L.L.C.(2)............  San Diego, Palm Springs,        Pearce Tucker           75          112
                                       Orange County, San Bernardino
                                       County, Denver, Salt Lake
                                       City, Phoenix, Tucson,
                                       Albuquerque, Las Vegas,
                                       Colorado Springs

Noah's New York Bagels:
Noah's Bay Area Bagels, L.L.C........  Sacramento, San Francisco/      Jim Mizes               51           44
                                       Oakland/San Jose, Fresno
Noah's Pacific, L.L.C................  Portions of Los Angeles,        Jim Mizes               51          158
                                       Portland, Seattle/Tacoma
                                                                                              ---        -----
         Total............................................................................    420        1,047
                                                                                            =======   ==========

---------------

(1) Includes 11 stores operated under the Bagel & Bagel brand, one store operated under the Offerdahl's Bagel Gourmet brand, seven stores operated under the Baltimore Bagel brand, 15 stores operated under the Bagel Boulevard brand and one store operated under the Bagel Street Cafe brand. The Company's area developers intend to convert all such stores to Einstein Bros. Bagels stores by early 1998.

(2) Effective April 21, 1997, Alamo Bagels, L.P. ("Alamo") merged into Finest Bagels, L.L.C., BCE West Bagels, L.L.C. ("BCE West") merged into Sunbelt Bagels, L.L.C., and Liberty Foods, L.L.C. ("Liberty") merged into Colonial Bagels, L.P. Prior to such mergers, Alamo, BCE West and Liberty were area developers of the Company. Effective April 21, 1997, Gulfstream Bagels, L.P. acquired certain development rights, stores and other assets of Mayfair Bagels, L.L.C. ("Mayfair") in Atlanta, Charlotte and Norfolk. In addition, effective June 17, 1997, Philly Rose, L.P. ("Philly Rose") merged into Mayfair. Prior to such merger, Philly Rose was an area developer of the Company. In each of the merger transactions, owners of equity interests in the merging area developer received equity interests in the surviving area developer. Such transactions were the result of arms' length negotiations between the relevant area developers and conditioned upon the consent of the Company in its capacity as franchisor. The Company believes that any further consolidation of area developers primarily will be the result of negotiations by and among such area developers, with input and suggestions from the Company in its capacity as franchisor.

(3) Stores in the Atlanta metropolitan area operate under the Melvyn & Elmo's(TM) brand because the Company does not currently have the right to use the Einstein Bros. Bagels brand for restaurant services in the Atlanta metropolitan area.

     Area Developer Ownership. No officer or director of the Company owns a controlling equity interest in any area developer. Lawrence Beck, Scott Beck's father, is a minority investor in Sunbelt Bagels, L.L.C. and Colonial Bagels, L.P. The Company does not believe Lawrence Beck is an affiliate of the Company. In addition, Messrs. Scott Beck, Jeffrey L. Butler, President of Einstein Bros. Bagels Concept, W. Eric Carlborg, Chief Financial Officer, David G. Stanchak, Chief Development Officer, and John H. Muhlstein, Jr. and Lloyd D. Ruth, directors of the Company, each own a direct equity interest in Bagel Store Development Funding, L.L.C. ("Bagel Funding"), which has invested approximately $89.5 million in the Company's area developers. All of such individuals' interests aggregate approximately 8.2% of the outstanding equity interests in Bagel Funding. See "Certain Transactions."

DEVELOPMENT AGREEMENTS

     The Company's form of area development agreement currently provides for the development of a specified number of bagel stores of a specified brand within a defined geographic territory in accordance with a schedule of store opening dates. As of April 21, 1997, the Company had entered into area development agreements that provide for the development of 1,047 additional stores. The development schedule generally covers two to five years and contains benchmarks for the number of stores to be opened and in operation at quarterly or semi-annual intervals. An area developer's development schedule typically requires concurrent store development by the area developer in multiple DMAs. Area developers generally pay an initial non-refundable development fee of $5,000 per store to be developed and a non-refundable real estate services fee of $5,000 per store to be developed. Such fees are not recognized as income by the Company until the store for which such fees have been paid is opened. The area development agreements generally provide that the area developer has the right to open a specified number of stores within each DMA during the term of the development schedule applicable to that DMA and generally preclude the Company from operating or franchising bagel stores of the brand for which rights have been granted within such territory, except that, subject to certain area developer rights of first refusal, the Company reserves the right to engage in certain limited special distribution arrangements and to develop target sites and conversion sites within the specified territory. Target sites are sites which the Company believes should be developed for competitive or market reasons regardless of the applicable development schedule or the location of pre-existing sites. Conversion sites are sites obtained from other companies which are suitable for conversion to bagel stores.

     Breaches of the area development agreement, including failure to meet development schedules, may lead to termination of the limited exclusivity provided by the agreement, renegotiation of development and franchise provisions or termination of the right to build future stores, although such termination will not generally affect existing franchise agreements for developed locations unless such breaches independently constitute defaults of the franchise agreements. Any such termination could be contested by the area developer.

FRANCHISE AGREEMENTS

     Once an acceptable lease for an approved store site has been executed or real estate for a new site has been acquired, the Company and the area developer enter into a franchise agreement under which the area developer becomes the franchisee for the specific store to be developed at the site. Franchise agreements typically provide for a non-refundable franchise fee of $35,000 per store, a 5% royalty on "Royalty Base Revenue" (defined as gross revenue less customer refunds and coupons, the portion of employee meals not charged to the employee and monies received by the store from other stores directly attributable to an approved commissary operated in the store), a national advertising fund contribution of 2% on Royalty Base Revenue, a local advertising fund contribution of 4% on Royalty Base Revenue and a $10,000 minimum grand opening expenditure. The national and local advertising fund contributions may each be increased by .25% per calendar year over the prior year at the discretion of the Company. The Company's franchise and area development agreements, with respect to markets where the Company had previously commenced store development, generally provide for 6% royalties.

     The Company's form of franchise agreement provides that the Company may specify computer hardware and software for use in stores, including licensed software designated or created by or for Boston Chicken and used by the Company and its area developers. The cost of designated computer hardware is approximately $15,000 to $40,000 per store. The Company currently specifies off-the-shelf computer hardware for use in stores and charges fees aggregating $16,000 for licensed software for store systems, $15,000 of which is paid to Boston Chicken and $1,000 of which is paid to a third-party for certain proprietary software which the area developer is required to use under an existing computer and communications systems services agreement. The Company's form of franchise agreement also provides for a periodic maintenance and support fee for modifications and enhancements made to the licensed software and certain other maintenance and support services. The Company's area developers pay $323 to Boston Chicken and the Company's area developers pay an additional $77 to the Company per four-week accounting period per store for these services. The Company believes that the integrated hardware and licensed software systems used by its area developers facilitate the movement of knowledge, including financial, customer and employee performance data, allowing the Company and its area developers to react quickly in a competitive environment.

     The Company's form of franchise agreement provides for an area of limited exclusivity surrounding the bagel store in which the Company may neither develop nor grant to others the right to develop additional bagel stores (generally limited to bagel stores of the brand that has been licensed to the franchisee), except that the Company reserves the right to engage in certain limited special distribution arrangements and, in the event that the franchisee chooses not to develop them, to develop conversion sites within the franchisee's designated territory. Designated territories in suburban locations are generally a one-mile radius surrounding the store, while urban locations occasionally have a smaller (e.g., one-half mile) radius or a trade-area-specific designated territory.

     The Company's form of franchise agreement requires that each store be operated in accordance with the operating procedures and menu, and meet the applicable quality, service and cleanliness standards, established by the Company. The Company may work with a franchisee to improve substandard performance or any items of non-compliance and may terminate any franchise agreement if the franchisee does not comply. The Company is specifically authorized to take accelerated action in the event that the operations of any franchise store present a health risk. The Company believes that maintaining superior food quality, a clean and pleasing environment and excellent customer service are critical to the reputation and success of the Company's brands and, therefore, intends to strictly enforce applicable contractual requirements. Upon any termination of a franchise agreement, the Company has the right to purchase the assets of the franchisee at the net tangible book value of such assets.

AREA DEVELOPER FINANCING

     Secured Loan Agreements. Each of the Company's area developers is funded in part by a senior secured loan made by the Company that is typically convertible into a majority equity interest in the area developer. The Company believes that the development and operation of stores in a DMA is improved when management is permitted to focus primarily on store development and operations, rather than on raising capital. Accordingly, to facilitate the development of its brands, the Company has made, and currently intends to make, loans to area developers to provide partial financing for store development and working capital. The Company's loan agreements with its area developers generally require the area developer to expend at least 75% of its equity capital on developing stores prior to drawing on its revolving loan, with advances permitted during a two- or three-year draw period in a pre-determined maximum amount generally equal to four times the amount of the area developer's contributed capital. The loans are convertible into a majority equity interest in the area developer at a conversion price set forth in the loan agreement, which is at a premium over the per unit price paid by investors in the area developers for their equity investments, after the expiration of a moratorium period, provided that the area developer has completed not less than 80% of its store development commitment, or in the event of certain defaults. See Note 11 of Notes to Audited Consolidated Financial Statements. Upon conversion, the Company would typically become the majority equity owner of the area developer, resulting in the Company consolidating the area developer's operations in its financial statements. Consequently, the franchise and related fees earned by the Company (including interest, royalties, real estate-related fees, software fees, and other fees) from such area developer would be eliminated in consolidation. The operating results of the area developer (primarily store revenue, less expenses) would be included in the Company's financial results. Such results would be adjusted for any remaining minority interest in the area developer not acquired by the Company.

     Each area developer loan agreement contains customary secured loan agreement representations, warranties, terms and covenants. The Company's loans to its area developers subject the Company to the risks of being a secured lender. The Company considers each area developer's use of loan proceeds, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions and other factors it deems relevant at the time in evaluating whether to establish an allowance for potential loan losses. See Note 11 of Notes to Audited Consolidated Financial Statements.

     As a result of executing the rapid expansion strategy required by the Company, the Company's area developers have incurred aggregate net losses of $1.3 million in 1995 (during which period most stores were operated by the Company) and $40.6 million in 1996, which amounts included (a) approximately $10.5 million of depreciation and amortization charges, (b) approximately $26.0 million attributable to investment overhead, scale inefficiencies in operating overhead, and other start-up costs which the Company believes are necessary to establish the Einstein Bros. Bagels and Noah's New York Bagels brands in new territories and open stores at a rate sufficient to gain a competitive advantage over similar concepts, and (c) royalties, interest, and other franchise-related fees that would no longer be incurred in the event the Company acquired, or converted its convertible secured loans to its area developers. As a result of the foregoing factors, as well as ongoing improvements to store operating performance and increases in scale efficiencies, the Company does not consider these start-up losses to be a meaningful financial measure during this rapid expansion phase (i.e., that period during which new stores constitute a significant percentage of the store base). The Company believes the rapid expansion phase for most of its area developers should last approximately three to four years from the time significant development commences in an area developer's DMA. As the rapid expansion phase ends, the size of an area developer's store base should enable the area developer to gradually reduce and eventually recover start-up losses. The reduction in and recovery of losses are expected to be driven primarily by lower investment overhead, increased operational and advertising efficiencies, greater economies of scale, and increases in store revenue through continued product and service enhancements. The point at which losses may be recovered will vary by area developer depending primarily upon the size and timing of the area developer's store development schedule, the achievement of advertising efficiency, the level of debt and interest charges, the intensity of competition and the quality of management; however, there can be no assurance that such losses will be recovered. Because a majority of the Company's area developers are less than one year into significant store development in their respective DMAs, the Company believes they will remain in the rapid expansion phase during 1997. Subsequent to the completion of the rapid expansion phase, the Company expects area developer profitability to be a more meaningful factor in assessing loan recoverability and any future loan commitments. Although the Company believes its current area developers will achieve profitability, in the event the foregoing strategy does not come to fruition or an area developer otherwise fails to achieve a sufficient level of profitability subsequent to the completion of its rapid expansion phase, such event could have a material adverse impact on the Company's financial position and results of operations. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5.

     Conversion or Acquisition Criteria. As of April 21, 1997, the Company had not converted (nor did it have the right to convert) any loan to any area developer or otherwise acquired any equity interest in any area developer. Any determination to convert any area developer loan or otherwise acquire an equity interest in any developer would involve a variety of economic and operational considerations, including the projected financial impact of converting the loan, the status of the area developer's market penetration, the performance of the area developer's stores, the Company's desire to own such stores and the willingness of the Company to incur the risk of owning such stores versus receiving income as a franchisor, lender, and service provider, the Company's ability to manage stores if necessary, the future capital requirements of the area developer and its ability to raise a portion of such capital, and the demand on Company resources. However, factors or circumstances unique to a specific transaction may also impact the Company's decision. In addition, any loan conversion or other acquisition of an equity interest in an area developer by the Company would not be indicative of whether the Company intended to, or would, convert or otherwise acquire an equity interest in any other area developer. There can be no assurance that the Company will exercise its future rights to acquire an equity interest in any area developer to which it provides financing or that such exercise will result in control of the area developer.

     Area Developer Equity. Members of management of each of the Company's area developers generally make an equity investment in the area developer entity. The amount of such investments varies among area developers. Future investments by management or others could include contributions of assets. In addition to direct equity investments provided by area developer management, equity investments in the Company's area developers are made by Bagel Funding, formed in December 1995 to invest in area developers of the Company. Bagel Funding has received total capital contributions from its members aggregating $89.5 million, all of which has been invested by Bagel Funding in the Company's area developers. The Company is currently the manager of Bagel Funding, but has no equity interest in Bagel Funding. See "Certain Transactions" and Notes 10 and 13 of Notes to Audited Consolidated Financial Statements.

     Bagel Funding has the right to require an area developer to redeem Bagel Funding's equity interest in such area developer at a pre-determined formula purchase price based on store level cash flow of the area developer in the event
(i) the Company acquires a majority equity interest in the area developer pursuant to the exercise of its conversion or option rights under the area developer's secured loan agreement, (ii) the Company's conversion and option rights expire unexercised and the Company has not consented to the area developer's request to undertake a firm commitment underwritten public offering of area developer's equity, or (iii) the Company does not acquire a majority interest in the area developer pursuant to the exercise of the Company's conversion or option rights, such rights have expired under the secured loan agreement and the Company has not consented to a request by the area developer to terminate its area development and franchise agreements with the Company. In the event the area developer does not redeem Bagel Funding's equity interest when required to do so, the Company will be obligated to purchase from Bagel Funding its equity interest in the area developer at the same price applicable to the area developer.

MARKETING AND COMPETITION

     The Company believes that a key component in developing both the Einstein Bros. Bagels and Noah's New York Bagels brands is a strong local and community-based effort that encourages a close relationship between each store and its community. The Company's area developers utilize community involvement as a means of providing charitable service, as well as building brand awareness and loyalty. The Company's area developers also utilize the traditional marketing and advertising methods of television, radio, newspapers and other print media (including use of free-standing inserts and promotional coupons), signage, direct mail and in-store point-of-purchase displays to promote its brands. The Company's area developers are currently testing a combination of multi-media and consumer promotions designed to launch the Company's brands in local markets and to build strong brand awareness in a short time. Area developer stores are generally required to contribute to a national advertising fund and a local advertising fund to pay for the development of advertising material and for advertising in their respective DMAs. See "-- Franchise Agreements" and Note 9 of Notes to Audited Consolidated Financial Statements.

     The food service industry is intensely competitive with respect to food quality, concept, location, service and price. In addition, there are many well-established food service competitors with substantially greater financial and other resources than the Company and with substantially longer operating histories. Many of such competitors are less dependent than the Company on a single, primary product. The Company believes that it competes with other bagel retailers and bakeries, specialty coffee retailers, doughnut shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. In addition, the Company believes that the start-up costs associated with retail bagel and similar food service establishments are not a significant impediment to entry into the retail bagel business. The Company believes that its

Einstein Bros. Bagels and Noah's New York Bagels brands compete favorably in the important factors of food quality, convenience, service and price.

     Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of product, and the type, number and location of competing restaurants. Multi-unit food service chains such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury or other health concerns (including food-borne illness claims) or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. In addition, factors such as increased cost of goods, labor and employee benefits costs, regional weather conditions and potential scarcity of experienced management and hourly employees may also adversely affect the food service industry in general and the results of operations and financial condition of the Company and its area developers in particular. The Company attempts to manage or adapt to these factors, but some or all of these factors could adversely affect the Company and some or all of its area developers.

VENDORS

     In May 1996, the Company entered into a project and approved supplier agreement (the "Harlan Supply Agreement") with Harlan Bagel Supply Company, L.L.C. ("Harlan") and the equity owners of Harlan. Under the Harlan Supply Agreement, Harlan has agreed to sell to the Company, its area developers and their food service distributors frozen bagel dough, for which such purchasers will be charged a price equal to the cost of ingredients and packaging, will absorb an agreed upon allowance for product losses and will pay a fixed toll charge (which is subject to adjustment for inflation, changes in formulations, specifications or procedures required by the Company or failure of the Company, its area developers and their food service distributors to purchase certain minimum numbers of bagels). Harlan has granted to the Company an option, exercisable at any time from December 15, 1999 through June 1, 2002, to acquire all of the assets of Harlan at a formula price equal to a multiple of Harlan's profits from sales of products under the Harlan Supply Agreement. The Company owns certain equipment used in the Harlan Facility which is leased to Harlan pursuant to an operating lease.

     The Company also expects to enter into an approved supplier agreement with Noah's Pacific, L.L.C. ("Noah's Pacific"), an area developer of the Company to whom the Company currently subleases a dough production facility in Whittier, California (the "Whittier Facility"), or with a third party bagel producer to whom the Whittier Facility would be transferred (Noah's Pacific or such third party producer being referred to herein as the "Whittier Supplier"). Under such an agreement, the Whittier Supplier would agree to sell bagels to the Company, its area developers and their food service distributors for sale in Einstein Bros. Bagels stores. Noah's Pacific has recently completed the installation of a frozen bagel dough production line in the Whittier Facility. The Company owns certain equipment in the Whittier Facility which is leased to Noah's Pacific pursuant to an operating lease.

     The Company has a long-term distribution agreement with Marriott Distribution Services, Inc. ("Marriott"), which provides for distribution of food, beverages and supplies to stores operated by the Company's area developers at a negotiated fixed mark-up above cost. The Company and its area developers currently purchase in excess of 10% of their products and supplies from Marriott. Certain vendors have provided funds to the national advertising fund to be used by such fund for advertising and promotions.

     The Company and its area developers may be subject to shortages or interruptions in supply caused by transportation strikes, adverse weather or other conditions which could adversely affect the quality, availability and cost of ingredients.

TRADEMARKS AND OTHER PROPRIETARY RIGHTS

     The Company owns a number of trademarks and service marks that have been registered with the United States Patent and Trademark Office, including Einstein Bros.(R), Noah's New York Bagels(R), Noah's Bagels(R), A Taste of Old New York(R), Noah's Shmears(R), Shmear 'Em(R), Protect Your Bagels, Put Lox on Them(R),

The Veg Out(R) and Veggie Confetti(R). In addition, the Company has federal trademark applications pending for a number of trademarks and service marks, including Just Say Noah's(TM), Melvyn & Elmo's(TM) and Man Cannot Live on Great Bagels Alone(TM), as well as the Einstein Bros. logo and certain other logos used by the Company. The Company has applied to register Noah's New York Bagels(R) in more than 30 foreign countries and Einstein Bros.(R) in approximately 70 foreign countries. Most of such pending applications in the United States and foreign countries were filed in 1995 and 1996. The Company has not yet obtained federal registrations for certain of the trademarks and service marks used in its business, and there can be no assurance that such registrations will be obtained.

     The Company is aware of the use by other persons or entities in certain geographic areas of names and marks which may be deemed to be similar to certain of the Company's marks. Some of these persons or entities may have prior rights to such marks in their respective localities. While the Company is not aware of any prior uses that would prevent the use of any of the Company's marks in any DMA for which it has granted development rights for such marks, there can be no assurance that the Company's marks will be available for use by the Company and its area developers in all locations.

     The Company considers its intellectual property rights to be important to its business and actively defends and enforces such rights.

GOVERNMENT REGULATION

     Stores, commissaries and other production facilities operated by the Company and its area developers are required to comply with federal, state and local government laws and regulations applicable to food production and consumer food service businesses generally, including those relating to the preparation and sale of food, minimum wage requirements, overtime, working and safety conditions, and citizenship requirements, as well as regulations relating to zoning, construction, health, business licensing and employment. An increase in employee benefits costs or other costs associated with employees, such as minimum wage requirements, could adversely affect the Company.

     Certain states and the Federal Trade Commission require a franchisor to transmit specified disclosure statements to potential franchisees before granting a franchise. Additionally, some states require the franchisor to register its franchise with the state or qualify for certain statutory or discretionary exemptions from registration before it may offer a franchise. The Company believes that its Uniform Franchise Offering Circular (together with any applicable state versions or supplements) complies with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which it has offered franchises.

EMPLOYEES

     At April 21, 1997, the Company had approximately 124 employees. None of the Company's employees are represented by a labor union or covered by a collective bargaining contract. The Company believes that its relationship with its employees is good.

PROPERTIES

     The Company leases its support center facility in Golden, Colorado, which consists of approximately 38,000 square feet of office space (and certain common areas, including parking areas), from Boston Chicken. The Company also leases office space in Los Angeles, California.

     The Company and its subsidiaries also lease sites for stores and commissaries that are subleased to area developers. While the Company expects its area developers primarily to continue to lease sites in the future, the Company or its area developers may also purchase land and/or buildings for stores and commissaries to the extent acceptable terms are available.

     Stores and commissaries leased by the Company are typically leased under "triple net" leases that require the lessee to pay its proportionate share of real estate taxes, maintenance costs and insurance premiums. In some cases, store leases require not only base rent but also percentage rent based on sales in excess of specified amounts. Generally, the Company's store leases have initial terms of five years with options to renew for two or three additional five-year periods at market rates.

     A subsidiary of the Company leases dough production facilities in San Leandro and Whittier, California, which are subleased to one of the Company's area developers.

LEGAL PROCEEDINGS

     The Company, like others in the food service business, is from time to time the subject of complaints, threat letters or litigation from customers alleging illness, injury or other food quality, health (including food-borne illness claims) or operational concerns. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. Adverse publicity resulting from such allegations may materially adversely affect the Company and one or more of its brands, regardless of whether such allegations are valid or whether the Company is liable. In addition, the Company also encounters complaints and allegations from former or prospective employees or others from time to time, as well as other matters which are common for businesses similar to the Company's. The Company does not believe that any such matters of which it is aware are material to the Company individually or in the aggregate, but matters may arise which could adversely affect the Company or its business operations.

     In the course of enforcing its rights under existing area development and franchise agreements, the Company may also be the subject, from time to time, of complaints, threat letters or litigation concerning the proper interpretation and application of these agreements, particularly in the event of a default or termination of area development or franchise rights. No such matters are currently pending.

                 SELECTED CONSOLIDATED FINANCIAL AND STORE DATA
             (IN THOUSANDS, EXCEPT SHARE DATA AND NUMBER OF STORES)

     The following table sets forth selected consolidated financial and store data for the Company. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included herein and Management's Discussion and Analysis of Financial Condition and Results of Operations also included herein.

                                       PERIOD FROM
                                     MARCH 24, 1995
                                       (INCEPTION)      FISCAL YEAR            QUARTERS ENDED(1)
                                         THROUGH           ENDED        --------------------------------
                                      DECEMBER 31,      DECEMBER 29,      APRIL 21,         APRIL 20,
                                          1995            1996(1)            1996              1997
                                     ---------------    ------------    --------------    --------------
                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue:
  Company stores...................     $ 25,685          $ 35,803         $18,397           $ 2,103
  Royalties and franchise-related
    fees...........................          671            19,918           3,559             9,338
  Interest income..................           67             5,986             423             5,287
                                        --------          --------         -------           -------
         Total revenue.............       26,423            61,707          22,379            16,728
Cost and expenses:
  Cost of products sold............        8,239            11,546           5,490               704
  Salaries and benefits............       13,531            18,302           9,128             3,018
  General and administrative
    expenses.......................       47,805(2)         21,820           9,031             5,774
                                        --------          --------         -------           -------
                                          69,575            51,668          23,649             9,496
                                        --------          --------         -------           -------
Income (loss) from operations......      (43,152)           10,039          (1,270)            7,232
Other income (expense), net........         (564)           (4,332)         (2,047)              221
                                        --------          --------         -------           -------
Income (loss) before income
  taxes............................      (43,716)            5,707          (3,317)            7,453
Income taxes.......................           --                --              --             2,275
                                        --------          --------         -------           -------
Net income (loss)..................     $(43,716)         $  5,707         $(3,317)          $ 5,178
                                        ========          ========         =======           =======
  Net income (loss) per common and
    equivalent share...............     $  (4.54)         $   0.25         $ (0.35)          $  0.15
                                        ========          ========         =======           =======
  Weighted average number of common
    and equivalent shares
    outstanding during the
    period.........................        9,659            22,344           9,679            34,962
                                        ========          ========         =======           =======
STORE DATA (UNAUDITED):
Systemwide revenue(3)..............     $ 26,986          $145,631         $29,764           $84,469
                                        ========          ========         =======           =======
Number of stores:
  Beginning of period..............           --                60              60               315
  Opened or acquired...............           60               266              85               105
  Closed(4)........................           --               (11)             (7)               --
                                        --------          --------         -------           -------
  End of period....................           60               315             138               420
                                        ========          ========         =======           =======
  Company stores...................           47                14              61                --
  Area developer stores............           13               301              77               420

                                                                                APRIL 20, 1997
                                                                          --------------------------
                                                          DECEMBER 29,                      AS
                                                              1996         ACTUAL      ADJUSTED(5)
                                                          ------------    --------    --------------
                                                                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.........................................    $ 46,421      $ (1,322)      $115,878
Notes receivable........................................     146,087       216,999        216,999
Total assets............................................     332,418       357,352        474,552
Long-term debt..........................................          --         7,800        125,000
Stockholders' equity....................................    $315,517      $329,849       $329,849

---------------

(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four four-week periods and each of the remaining quarters consists of three four-week periods.

(2) Includes a $26,575,000 write-off of intangible assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Includes gross revenue for all stores in the Einstein/Noah Bagel Corp.
    system.

(4) Such stores were closed because the sites were determined to be unsuitable for the Einstein Bros. Bagels brand and store. Costs associated with such closings were expensed by the owners of such stores.

(5) Adjusted to give effect to the issuance by the Company of the Debentures.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

     The Company commenced operations in March 1995 through the acquisition of three regional bagel retailers, with subsequent acquisitions in August 1995 and February 1996. The Company has sold all of the stores operated by it to area developers financed in part by the Company. Because the Company has sold all of its stores to its area developers and also intends to continue to expand its business primarily through such area developers, the Company anticipates that its future revenue will be derived principally from royalties, franchise-related fees and interest income from its area developers as opposed to revenue from Company stores. Additionally, due to the sale of Company stores to its area developers, costs of goods sold and salaries, benefits and general and administrative expenses from store operations will be eliminated, which will impact the overall costs and expenses of the Company. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5. Consequently, comparisons of operating results to date may not be meaningful.

     The Company currently estimates that there will be between 615 and 665 stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5. Area developer store revenue is not as high in the first periods following opening as it is in later periods and revenue for any new store is also highly dependent on the proximity of other franchise stores and those of competitors, the size of the store and its visibility. Consequently, royalty income may not increase at a rate proportionate to the rate of store openings. Moreover, in order to support its expansion program, the Company is continuing to develop its corporate support center, and accordingly, certain related expenditures will be higher as a percentage of revenue in earlier periods than in later comparable periods. In addition, the Company's systemwide rapid expansion significantly affects its liquidity and capital requirements.

     The Company and Boston Chicken, the Company's majority stockholder, are parties to various agreements, pursuant to which Boston Chicken has agreed to provide to the Company certain accounting and administration, and computer and communications services. In addition, Boston Chicken has made available to the Company a non-convertible loan facility of up to $50.0 million, none of which was outstanding as of April 20, 1997.

RESULTS OF OPERATIONS

     Fiscal year ended December 29, 1996 compared to the period beginning March 24, 1995 (inception) and ended December 31, 1995

     Revenue. Total revenue increased 134% for the year ended December 29, 1996 over the prior period. Royalties and franchise-related fees were $19.9 million compared to $671,000 in the prior period, caused by an increase in stores opened and operated by area developers, which totaled 301 as of December 29, 1996 compared to 13 as of December 31, 1995. Interest income was $6.0 million compared to $67,000 in the prior period, due to higher interest income generated on increased loans made to area developers. Revenue from Company stores increased 39% for the year ended December 29, 1996 to $35.8 million from $25.7 million in the prior period. The increase was due to the revenue from acquired stores and stores opened by the Company prior to being sold to area developers.

     Cost of Products Sold. Cost of products sold increased 40% to $11.5 million for the year ended December 29, 1996, compared to $8.2 million in the prior period. The increase was primarily due to the increase in revenue from Company stores. Cost of products sold, as a percentage of Company store revenue, increased to 32.2% in 1996 from 32.1% in 1995.

     Salaries and Benefits. Salaries and benefits increased 35% to $18.3 million for the year ended December 29, 1996, compared to $13.5 million in the prior period. The increase in salaries and benefits was due to a greater number of Company stores in 1996 and an increase in the number of employees at the Company's support center necessary to support systemwide expansion.

     General and Administrative. General and administrative expenses decreased 54% to $21.8 million for the year ended December 29, 1996 compared to $47.8 million in the prior period. The decrease was due primarily to a $26.6 million write-off of intangible assets in the prior period. After the acquisition of Brackman Brothers, Inc. ("Brackman"), Bagel & Bagel, Inc. ("Bagel & Bagel"), Offerdahl's Bagel Gourmet, Inc. ("Offerdahl's") and Baltimore Bagel Co. (collectively the "Founding Companies"), the Company launched a development project, pursuant to which management analyzed (i) the Founding Companies' stores, including brand positioning, product offerings, operational service systems and atmosphere, (ii) the competitive environment and (iii) the preferences of consumers across the United States. The project resulted in the development of the Einstein Bros. Bagels brand and store. In connection with, and as a result of, the development of the Einstein Bros. Bagels brand and store, management determined to discontinue the use of the identifiable intangible assets acquired in the acquisitions of the Founding Companies, including trademarks and recipes. This change in business strategy resulted in an impairment of such intangible assets, and accordingly, the assets were written down to their fair market values. In addition, in 1995, certain acquired store locations were determined to be unsuitable for the Einstein Bros. Bagels brand and store, resulting in a $2.4 million provision for anticipated costs required to close those locations. Absent these write-downs, general and administrative expenses increased 16% for the year ended December 29, 1996 compared to the prior period. This increase was due to an increase in expenditures at the Company's support center necessary to support systemwide expansion and a greater number of Company stores in 1996.

     Included in general and administrative expenses are depreciation and amortization charges of $5.4 million in fiscal year 1996 and $1.7 million in the prior period. The increase in depreciation and amortization charges was primarily attributable to the goodwill and intangible assets related to the acquisition of Noah's in February 1996.

     Other Income (Expense). The Company incurred other expense of $4.3 million for the year ended December 29, 1996, compared to $564,000 in the prior period. The increase reflects higher net interest expense attributable to borrowings under the Company's loan agreements, offset by gains recognized on the sale of marketable equity securities.

     Income Taxes. No income tax expense has been recorded for the year ended December 29, 1996 or the prior period. During 1996, the Company recognized a portion of its deferred tax asset which resulted in no tax expense.

     Quarter ended April 20, 1997 compared to the quarter ended April 21, 1996

     Revenue. Total revenue decreased to $16.7 million for the quarter ended April 20, 1997 from $22.4 million for the prior comparable quarter due to the decrease in the number of Company stores. The decrease in Company stores was due to the sale of Company stores to the Company's area developers. The Company completed the sale of its remaining stores to area developers in March 1997. There was an average of 12 Company stores for the quarter ended April 20, 1997 compared to 66 for the prior comparable quarter. As a result, revenue from Company stores decreased to $2.1 million for the quarter ended April 20, 1997 from $18.4 million for the prior comparable quarter.

     Royalty and franchise-related fees increased to $9.3 million for the quarter ended April 20, 1997 from $3.6 million for the prior comparable quarter. The increase was primarily due to an increase in royalties and initial franchise and area development fees attributable to the larger base of franchise stores operating systemwide, which increased to an average of 354 stores for the first quarter of 1997 from an average of 38 stores for the first quarter of 1996. Interest income from loans to area developers increased to $5.3 million for the quarter ended April 20, 1997 from $423,000 in the prior comparable quarter, due to higher outstanding loan balances associated with the increase in stores opened by the Company's area developers.

     Cost of Products Sold. Cost of products sold decreased to $704,000 for the quarter ended April 20, 1997 from $5.5 million for the prior comparable quarter. The decrease was primarily due to the decrease in the number of Company stores. Cost of products sold, as a percentage of Company store revenue, increased to 33.5% from 29.8%. The increase was primarily due to changing store mix and production methods related to the changing store mix.

     Salaries and Benefits. Salaries and benefits decreased to $3.0 million for the quarter ended April 20, 1997 from $9.1 million for the prior comparable quarter. The decrease was due to the decrease in the number of Company stores in 1997, offset by increases in employees at the Company's support center necessary to support systemwide expansion.

     General and Administrative. General and administrative expenses decreased to $5.8 million for the quarter ended April 20, 1997 from $9.0 million for the quarter ended April 21, 1996. The decrease was due to the decrease in the number of Company stores in 1997, offset by increases in expenditures necessary to support systemwide expansion.

     Other Income (Expense). The Company had other income, consisting of interest income on short-term cash investments, of $221,000 for the quarter ended April 20, 1997 compared to other expenses of $2.0 million for the quarter ended April 21, 1996. During the first quarter of 1996, the Company had an average outstanding balance of $109.4 million on its credit facilities resulting in $3.3 million in interest expense. In the first quarter of 1997, the Company had a positive cash balance for the majority of the quarter. The interest expense incurred in 1996 was partially offset by gains realized on the sale of marketable equity securities.

     Income Taxes. The provision for income taxes for the quarter ended April 20, 1997 reflects the Company's expected effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided from operations in 1996 totaled $6.5 million, an increase of $18.8 million from the cash used in operations in 1995 of $12.3 million. The primary cause of the change resulted from the Company incurring a net loss of $43.7 million in 1995 compared to net income of $5.7 million in 1996. Included in the 1995 net loss was a non-cash charge of $26.6 million to write-off intangible assets. See "-- Results of Operations -- General and Administrative."

     Cash provided from operations for the quarter ended April 20, 1997 was $7.0 million, an increase of $17.1 million from cash used in operating activities of $10.1 million for the quarter ended April 21, 1996. Net income increased to $5.2 million for the first quarter of 1997 compared to a net loss of $3.3 million for the first quarter of 1996. Cash provided by working capital increased to $2.0 million for the first quarter of 1997, compared to cash used to fund working capital of $7.5 million for the first quarter of 1996. This change in working capital was attributable to increases in accounts payable and accrued expenses experienced as a result of the general growth of the business in 1997 and the impact of the working capital reduction incurred from the sale of Company stores to area developers in the first quarter of 1996.

     Cash provided from financing activities totaled $271.6 million in 1996. In August 1996, the Company completed an underwritten initial public offering of 3,105,000 shares of Common Stock, a concurrent non-underwritten public offering of 425,000 shares of Common Stock and a concurrent private placement of 2,000,000 shares of Common Stock to Boston Chicken. In December 1996, the Company completed an underwritten offering of 2,640,000 shares of Common Stock to the public and a concurrent non-underwritten public offering of 500,000 shares of Common Stock to Boston Chicken. The aggregate net proceeds of all these offerings totaled approximately $174.6 million. In 1996, the Company borrowed $80.0 million from Boston Chicken under its convertible secured loan agreement resulting in a $120.0 million outstanding balance. In June 1996, Boston Chicken converted the entire $120.0 million balance of convertible debt into 15,307,421 shares of Common Stock of the Company. As of December 29, 1996, the Company had $50.7 million available in cash and cash equivalents. In addition, the Company had a $50.0 million non-convertible credit facility with Boston Chicken and a $45.0 million senior secured credit facility with Bank of America Illinois and the lenders named therein. No balance was outstanding under either facility at December 29, 1996. During 1995, the Company borrowed $40.0 million from Boston Chicken under its convertible secured loan agreement (which Boston Chicken converted to equity of the Company in 1996) and raised $20.8 million from the sale of approximately 3,500,000 shares of Common Stock.

     Cash provided by financing activities decreased to $16.0 million for the first quarter of 1997 compared to $131.5 million for the first quarter of 1996. Financing was primarily provided by proceeds from debt. Proceeds from the issuance of Common Stock provided $8.2 million for the first quarter of 1997, compared with $13.0 million for the first quarter of 1996. Subsequent to the end of the first quarter of 1997, the Company issued $125.0 million of Debentures.

     The Company's primary use of capital reflects its goal of establishing brand awareness and market leadership by providing partial financing to its area developers for their use in rapid store development and to finance their working capital needs. As of April 20, 1997, the Company had secured loan commitments to its area developers aggregating $359.9 million, of which $211.7 million had been advanced. Net loan advances to area developers were $137.3 million in 1996 (consisting of $206.8 million of loan advances, net of $69.5 million of loan repayments) and $3.6 million in 1995 (consisting of $7.4 million of loan advances net of $3.8 million of loan repayments). Net loan advances to area developers were $71.0 million (consisting of $124.3 million of loan advances, net of $53.3 million of loan repayments) in the first quarter of 1997 compared to $29.0 million (consisting of $36.9 million of loan advances, net of $7.9 million of loan repayments) in the first quarter of 1996. The majority of the loan advance and repayment activity reflects the revolving nature of the loans; that is, amounts are drawn and repaid on a regular basis to optimize cash management. The increase in loan advances was attributable to the increase in the number of area developer stores opened in the comparable periods.

     As a result of executing the rapid expansion strategy required by the Company, the Company's area developers have incurred aggregate net losses of $1.3 million in 1995 (during which period most stores were operated by the Company) and $40.6 million in 1996, which amounts included (a) approximately $10.5 million of depreciation and amortization charges, (b) approximately $26.0 million attributable to investment overhead, scale inefficiencies in operating overhead, and other start-up costs which the Company believes are necessary to establish the Einstein Bros. Bagels and Noah's New York Bagels brands in new territories and open stores at a rate sufficient to gain a competitive advantage over similar concepts, and (c) royalties, interest, and other franchise-related fees that would no longer be incurred in the event the Company acquired, or converted its convertible secured loans to its area developers. As a result of the foregoing factors, as well as ongoing improvements to store operating performance and increases in scale efficiencies, the Company does not consider these start-up losses to be a meaningful financial measure during this rapid expansion phase (i.e., that period during which new stores constitute a significant percentage of the store base). The Company believes the rapid expansion phase for most of its area developers should last approximately three to four years from the time significant development commences in an area developer's DMA. As the rapid expansion phase ends, the size of an area developer's store base should enable the area developer to gradually reduce and eventually recover start-up losses. The reduction in and recovery of losses are expected to be driven primarily by lower investment overhead, increased operational and advertising efficiencies, greater economies of scale, and increases in store revenue through continued product and service enhancements. The point at which losses may be recovered will vary by area developer depending primarily upon the size and timing of the area developer's store development schedule, the achievement of advertising efficiency, the level of debt and interest charges, the intensity of competition and the quality of management; however, there can be no assurance that such losses will be recovered. Because a majority of the Company's area developers are less than one year into significant store development in their respective DMAs, the Company believes they will remain in the rapid expansion phase during 1997. Subsequent to the completion of the rapid expansion phase, the Company expects area developer profitability to be a more meaningful factor in assessing loan recoverability and any future loan commitments. Although the Company believes its current area developers will achieve profitability, in the event the foregoing strategy does not come to fruition or an area developer otherwise fails to achieve a sufficient level of profitability subsequent to the completion of its rapid expansion phase, such event could have material adverse impact on the Company's financial position and results of operations. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5.

     The allowance for area developers' loan losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of use of loan proceeds, adherence to store development schedules, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors that management deems relevant at the time. Based upon this review and analysis, no allowance for loan losses was required as of December 29, 1996 and April 20, 1997.

     Area developer loans are convertible into a majority equity interest in the area developer at a conversion price set forth in the loan agreement, which is at a premium over the per unit price paid by investors in the area developer for their equity investments, after the expiration of a moratorium period, provided that the area developer has completed not less than 80% of its area development commitment, or in the event of certain defaults. Any determination to convert any area developer loan or otherwise acquire an equity interest in any area developer would involve a variety of economic and operational considerations, including the projected financial impact of converting the loan, the status of the area developer's market penetration, the performance of the area developer's stores, the Company's desire to own such stores and the willingness of the Company to incur the risk of owning such stores versus receiving income as a franchisor, lender, and service provider, the Company's ability to manage stores if necessary, the future capital requirements of the area developer and its ability to raise a portion of such capital, and the demand on Company resources. However, factors and circumstances unique to a specific transaction may also impact the Company's decision. In addition, any loan conversion or other acquisition of an equity interest in an area developer by the Company would not be indicative of whether the Company intended to, or would, convert or otherwise acquire an equity interest in any other area developer. There can be no assurance that the Company will exercise its future rights to acquire an equity interest in any area developer to which it provides financing or that such exercise will result in control of the area developer. At April 20, 1997, the Company had not converted (nor did it have the right to convert) any loan to any area developer or otherwise acquired any equity interest in any area developer.

     In addition to providing funding to its area developers, the Company's capital requirements have consisted of store acquisition and development, development of its corporate infrastructure, which supports systemwide expansion, and investments in food production facilities. In 1996, the Company expended $107.9 million on store acquisition and development, including the acquisition of all the capital stock of Noah's for $100.9 million. In 1995, the Company expended $16.9 million on store acquisition and development. In 1996, the Company expended $10.1 million on its corporate infrastructure and investments in food production facilities compared to $1.2 million in 1995. During the first quarter of 1997, the Company expended $3.9 million related to its corporate infrastructure and investments in food production facilities. During the first quarter of 1996, the Company expended $17.6 million on its corporate infrastructure, investments in food production facilities and store development, as well as $100.9 million for the acquisition of all the capital stock of Noah's. These capital expenditures have been offset with proceeds from selling Company stores. The Company generated $49.9 million in 1996 and $5.5 million in 1995 from the sale of stores to newly-formed area developers. The Company generated $3.6 million in the first quarter of 1997 and $25.1 million in the first quarter of 1996 from the sale of stores to newly-formed area developers. There were no material gains or losses recognized as a result of these sales. The Company completed its practice of selling Company stores to newly-formed area developers during the first quarter of 1997. Consequently, the Company does not anticipate it will realize cash proceeds from the sale of stores in the future.

     The Company anticipates it will have a continuing need for additional financing to continue systemwide expansion. The timing of the Company's capital requirements will be affected by the number of stores opened, operational results of the stores, and the amount and timing of borrowings under the loan agreements between the Company and its area developers. As the Company's capital requirements increase, the Company will seek additional funds from public or private offerings of debt or equity securities. There can be no assurance that the Company will be able to raise such capital on satisfactory terms when needed. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 5.

SEASONALITY

     Historically, the Company has experienced lower average store revenue during the November and December holiday periods.

IMPACT OF INFLATION

     The Company believes that inflation has not had a material impact on its operations to date. Substantial increases in the cost of labor, employee benefits, food and other operating expenses could adversely affect store operations.

                                   MANAGEMENT

     Set forth below are the names and ages of the executive officers and directors of the Company and summaries of their business experience. All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Executive officers are elected by, and serve at the discretion of, the Board of Directors. The executive officers and directors of the Company are as follows:

               NAME                  AGE                      POSITION
               ----                  ---                      --------
Scott A. Beck(3)...................   39   Chairman of the Board
Mark R. Goldston...................   42   President, Chief Executive Officer and Director
Jeffrey L. Butler..................   35   President of Einstein Bros. Bagels Concept
W. Eric Carlborg...................   33   Chief Financial Officer
David G. Stanchak..................   39   Chief Development Officer and Director
Joel M. Alam.......................   39   Senior Vice President and Secretary
Paul A. Strasen....................   40   Senior Vice President and General Counsel
Theodore P. Heininger..............   43   Vice President -- Controller
Kyle T. Craig......................   49   Director
M. Laird Koldyke(1)(2)(3)..........   35   Director
Gail A. Lozoff.....................   47   Director and Vice President
John H. Muehlstein, Jr.(3).........   42   Director
John A. Offerdahl(1)...............   32   Director
Lloyd D. Ruth(1)(2)(3).............   50   Director

---------------

(1) Member of the Audit Committee.

(2) Member of the Reporting Person Stock Option Committee.

(3) Member of the Compensation and Stock Option Committees.

     Scott A. Beck became Chairman of the Board of the Company in July 1996. Mr. Beck has served as a director of the Company since March 1995. He has been Chief Executive Officer and a director of Boston Chicken since June 1992 and has served as Chairman or Co-Chairman of the Board of Boston Chicken since that date. In January 1997, he also assumed the responsibilities of President of Boston Chicken. He was Vice Chairman of the Board of Blockbuster Entertainment Corporation ("Blockbuster") in Fort Lauderdale, Florida from September 1989 until his retirement in January 1992 and Chief Operating Officer of Blockbuster from September 1989 to January 1991. From June 1987 to August 1989, Mr. Beck was Managing Partner of Blockbuster's first and largest franchisee until its acquisition by Blockbuster in 1989. Since 1980, Mr. Beck also has been President of Pace Affiliates, Inc., an investment banking firm he founded.

     Mark R. Goldston became President and Chief Executive Officer and a director of the Company in April 1996. Since January 17, 1996, Mr. Goldston has also been employed by Boston Chicken to undertake various special projects and in August 1996, he became a Vice Chairman of the Board and a director of Boston Chicken. From July 1994 to April 1996, Mr. Goldston was Chairman and Chief Executive Officer of The Goldston Group, a strategic advisory firm. From October 1991 to June 1994, Mr. Goldston served as President and Chief Operating Officer of L.A. Gear, Inc.

     Jeffrey L. Butler became President of Einstein Bros. Bagels Concept in May 1996. From January 1996 until May 1996, Mr. Butler served as Chief Operating Officer of the Company. Prior to that time, he was employed by BC Great Lakes, L.L.C., an area developer of Boston Chicken ("BC Great Lakes"), since June 1995, and also served as President of the managing member of BC Heartland, L.L.C., also a Boston Chicken area developer, since August 1995. From June 1993 until June 1995, Mr. Butler served as President and Chief Executive Officer of the general partner of BC Detroit L.P., a predecessor of BC Great Lakes. From January 1992 to June 1993, Mr. Butler served as Vice President -- Human Resources of Boston Chicken. Prior to that time, Mr. Butler was an independent consultant from July 1991 until January 1992.

     W. Eric Carlborg became Chief Financial Officer in April 1997. Prior thereto he was Senior Vice President -- Finance of the Company since July 1996. From October 1995 through June 1996, he was Vice

President of Alignment and Planning of Boston Chicken. Prior to that time, Mr. Carlborg served as Vice President -- Corporate Finance of Merrill Lynch from January 1994 to October 1995 and served as an Associate of Merrill Lynch from August 1989 through December 1993.

     David G. Stanchak became a director and Chief Development Officer of the Company in March 1995. From June 1992 until March 1995, he served as a Senior Vice President of Boston Chicken, and from August 1989 until June 1992, Mr. Stanchak was the National Director of Real Estate and Real Estate Legal Counsel for Blockbuster.

     Joel M. Alam became a Senior Vice President of the Company in February 1997 and has been Secretary of the Company since April 1995. Mr. Alam has also served as Senior Vice President, Co-General Counsel and Secretary of Boston Chicken since May 1997. From April 1995 to February 1997, he was a Vice President of the Company. From January 1994 to April 1995, he was Vice President and Associate General Counsel of Boston Chicken and from May 1993 to January 1994 he was Assistant General Counsel of Boston Chicken. Prior to that time, Mr. Alam was an associate at the Chicago law firm of Bell, Boyd & Lloyd from 1986 to May 1993.

     Paul A. Strasen became a Senior Vice President of the Company in February 1997 and has been General Counsel of the Company since April 1995. Mr. Strasen has also served as Senior Vice President, Co-General Counsel and Assistant Secretary of Boston Chicken since May 1997. From April 1995 to February 1997, he was a Vice President of the Company. Prior to that time, he was a partner at the Chicago law firm of Bell, Boyd & Lloyd from 1988 to April 1995.

     Theodore P. Heininger became Vice President-Controller of the Company in March 1997. Prior to that time, he served as Vice President of Performance Evaluation since January 1996 and was the Company's Controller from April 1995 until January 1996. From June 1993 to March 1995, Mr. Heininger was employed as Vice President and Chief Financial Officer with Meyercord Co., a subsidiary of the Berwind Group in Carol Stream, Illinois. He served as Vice President and Chief Financial Officer of GPS Healthcare, also a subsidiary of the Berwind Group, in Pottsville, Pennsylvania, from October 1990 to May 1993. Mr. Heininger is a certified public accountant.

     Kyle T. Craig has been a director of the Company since February 1995. Mr. Craig was Chairman of the Board of the Company from June 1995 until he resigned in July 1996. From February 1995 until being appointed as Chairman in June 1995, Mr. Craig served as Vice President of the Company. Mr. Craig also served as the Chief Concept Officer of Boston Chicken from April 1994 through June 1995. From November 1993 until April 1994, he was President of KFC-Brand Development, a unit of KFC Corp., from April 1990 until November 1993, he was President of KFC-USA, also a unit of KFC Corp. KFC Corp. is a wholly owned subsidiary of PepsiCo, Inc.

     M. Laird Koldyke became a director of the Company in March 1995. Mr. Koldyke has served as a general partner of the Frontenac Company, a venture capital company, in Chicago, Illinois since 1989.

     Gail A. Lozoff became a director and a Vice President of the Company in April 1995, after working with Bagel & Bagel, Inc., which she founded in June 1988. From April 1995 until September 1996, Ms. Lozoff served as Vice
President -- Design and Merchandising of the Company. Ms. Lozoff also served as President and Chief Executive Officer of Bagel & Bagel from May 1992 until April 1995.

     John H. Muehlstein, Jr. became a director of the Company in March 1995. Since 1986, he has been a partner at the Chicago law firm of Pedersen & Houpt.

     John A. Offerdahl became a director in March 1995 and served as Vice President -- Operations, Southeast Zone of the Company from March 1995 through August 1996. Mr. Offerdahl served as the Chairman and Chief Executive Officer of Offerdahl's Bagel Gourmet, Inc., which he founded in 1989, from December 1989 until March 1995. From May 1986 until September 1994, Mr. Offerdahl played professional football for the Miami Dolphins in the National Football League.

     Lloyd D. Ruth became a director of the Company in March 1995. Since January 1987, he has been a general partner at Marquette Management Partners, a venture capital company, in Deerfield, Illinois.

         PRINCIPAL STOCKHOLDERS AND SECURITIES OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 28, 1997 by: (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock; (ii) each director; (iii) each executive officer named in the Summary Compensation Table under "Executive Compensation;" and (iv) all directors and executive officers as a group. The beneficial ownership reflected in the following table is calculated in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, ownership includes sole voting and investment power.

                                           SHARES BENEFICIALLY
                                               OWNED(1)(2)
                                          ---------------------
                  NAME                      NUMBER      PERCENT
                  ----                    ----------    -------
Boston Chicken, Inc.(3).................  18,546,310     54.0%
Scott A. Beck(4)........................     131,652      *
Mark R. Goldston(5).....................     277,092      *
David G. Stanchak.......................      67,352      *
Michael J. Beaudoin(6)..................      45,423      *
Paul A. Strasen(7)......................      27,789      *
Joel M. Alam(8).........................      25,164      *
Kyle T. Craig...........................      63,603      *
M. Laird Koldyke(9).....................     492,926      1.5%
Gail A. Lozoff(10)......................     563,568      1.7%
John H. Muehlstein, Jr..................      21,075      *
John A. Offerdahl(11)...................   1,017,770      3.1%
Lloyd D. Ruth(12).......................      74,010      *
Daniel V. Colangelo(13).................     188,147      *
All directors and executive officers as
  a group (excluding Messrs. Beaudoin
  and Colangelo) (14 persons)...........   2,967,206      8.9%

---------------

  *  Less than 1%.

 (1) Includes shares subject to options granted by the Company which are exercisable within 60 days of May 28, 1997 as follows: Mr.
     Goldston -- 13,903; Mr. Stanchak -- 8,495; Mr. Beaudoin -- 19,795; Mr. Strasen -- 16,537; Mr. Alam -- 16,537; Mr. Craig -- 19,844; Mr.
     Koldyke -- 4,318; Ms. Lozoff -- 12,289; Mr. Muehlstein -- 4,318; Mr. Offerdahl -- 42,447; Mr. Ruth -- 4,318; and all executive officers and directors as a group (including such individuals, except Mr.
     Beaudoin) -- 177,821. Excludes the aggregate number of shares of Common Stock shown above as owned by Boston Chicken that may be deemed to be beneficially owned by Messrs. Beck and Goldston because such individuals may be deemed to be affiliates of Boston Chicken. Messrs. Beck and Goldston disclaim any beneficial ownership of such shares (except for, with respect to Mr. Goldston, that number of shares of Common Stock subject to options granted by Boston Chicken to Mr. Goldston that were exercisable as of May 28, 1997). See Footnotes 3 and 5 below.

 (2) Includes shares subject to outstanding warrants of the Company as follows:
     Mr. Beck -- 55,432; Mr. Stanchak -- 9,563; Mr. Muehlstein -- 2,391; Mr. Ruth -- 1,913; and all executive officers and directors as a group (including such individuals) -- 74,980.

 (3) Includes 701,177 shares of Common Stock on which Boston Chicken has granted options to purchase to certain individuals (including Mr. Goldston), of which options to purchase 264,623 shares of Common Stock are exercisable within 60 days of May 28, 1997. Includes 1,249,135 shares subject to options granted by the Company which are exercisable within 60 days of May 28, 1997. The address of Boston

     Chicken is 14103 Denver West Parkway, Golden, Colorado 80401-4086. See "Relationship with Boston Chicken."

 (4) Includes 17,948 shares held by a limited partnership, of which Mr. Beck is the general partner.

 (5) Includes 230,931 shares of Common Stock subject to options from Boston Chicken which are currently exercisable within 60 days of May 28, 1997.

 (6) Mr. Beaudoin resigned as Senior Vice President -- Supply Chain of the Company in February 1997.

 (7) Includes 3,653 shares held by a trust, of which Mr. Strasen is a trustee and beneficiary, and 5,099 shares held by a limited liability company, which Mr. Strasen and his spouse control.

 (8) Includes 2,039 shares beneficially owned by Mr. Alam's spouse, which are subject to options from the Company exercisable within 60 days of May 28, 1997. Mr. Alam disclaims beneficial ownership of such shares.

 (9) Represents 488,608 shares of Common Stock held by a limited partnership, the general partner of which is an entity of which Mr. Koldyke is a general partner. Mr. Koldyke disclaims beneficial ownership of all such shares which exceed his pecuniary interest.

(10) Includes 546,850 shares of Common Stock held by a corporation, of which Ms. Lozoff's spouse is the sole stockholder. Ms. Lozoff disclaims beneficial ownership of such shares.

(11) Includes 932,876 shares of Common Stock held by a limited partnership, of which corporations controlled by Mr. Offerdahl and his spouse are the sole limited partner and the general partner. Also includes 42,447 shares beneficially owned by Mr. Offerdahl's spouse, which are subject to options from the Company exercisable within 60 days of May 28, 1997, of which shares Mr. Offerdahl disclaims beneficial ownership.

(12) Includes 63,405 shares of Common Stock held by two limited partnerships, the general partner of which is a limited partnership of which Mr. Ruth is a general partner. Mr. Ruth disclaims beneficial ownership of all such shares which exceed his pecuniary interest.

(13) Mr. Colangelo resigned as President and Chief Executive Officer of the Company in January 1996.

PERSONAL HOLDING COMPANY TAX

     Under Section 541 of the Internal Revenue Code of 1986, as amended (the "Code"), a personal holding company is subject to a 39.6% tax on its undistributed personal holding company income (the "PHC Tax"). In order to be considered a personal holding company in any taxable year, a corporation must satisfy two tests. First, at any time during the last half of the taxable year more than 50% in value of its outstanding stock must be owned, directly or indirectly, by or for not more than five individuals (the "Stock Ownership Test"). Second, at least 60% of its adjusted gross income for the taxable year must be personal holding company income, which generally consists of passive forms of income such as dividends, interest, rents and royalties, as defined for tax purposes (the "Income Test"). The Company believes that the nature of its activities and its sources of income during 1996 were such that the Income Test was not satisfied and consequently that the PHC Tax did not apply for its 1996 taxable year. However, because the Company intends to utilize area developers financed in part by the Company from which it will receive interest and certain royalty income, there can be no assurance that the Company will not meet the Income Test during 1997 and future years. The Company also believes that, as of April 20, 1997, its five largest individual stockholders did not own, directly or indirectly, more than 50% in value of the outstanding Common Stock, although there can be no assurance that the Stock Ownership Test will not be satisfied in any year.

OWNERSHIP OF BOSTON CHICKEN COMMON STOCK

     The following table sets forth certain information regarding the beneficial ownership of Boston Chicken common stock as of May 28, 1997 by (i) each director; (ii) each executive officer named in the Summary Compensation Table under "Executive Compensation;" and (iii) all directors and executive officers as a group. The beneficial ownership reflected in the following table is calculated in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, ownership includes sole voting and investment power.

                                             NUMBER OF SHARES
                                            BENEFICIALLY OWNED
                                          -----------------------
                  NAME                    NUMBER(1)(2)    PERCENT
                  ----                    ------------    -------
Scott A. Beck(3)........................   5,972,894        9.0%
Mark R. Goldston........................     112,499        *
David G. Stanchak.......................     532,230        *
Michael J. Beaudoin.....................       4,683        *
Paul A. Strasen.........................         120        *
Joel M. Alam(4).........................      18,063        *
Kyle T. Craig...........................      81,223        *
M. Laird Koldyke........................           0        *
Gail A. Lozoff(5).......................     303,677        *
John H. Muehlstein, Jr..................       5,000        *
John A. Offerdahl(6)....................      77,589        *
Lloyd D. Ruth...........................           0        *
Daniel V. Colangelo.....................           0        *
All directors and executive officers as
  a group (excluding Messrs. Beaudoin
  and Colangelo) (14 persons)...........   7,765,432       11.6%

---------------

 *  Less than 1%.

(1) Includes shares subject to options which are exercisable within 60 days of May 28, 1997 as follows: Mr. Beck -- 608,510; Mr. Goldston -- 112,499; Mr.
    Stanchak -- 137,050; Mr. Beaudoin -- 1,823; Mr. Alam -- 12,480; Mr.
    Craig -- 54,075; and all executive officers and directors as a group (including such individuals, except Mr. Beaudoin) -- 1,026,980.

(2) Excludes an aggregate of 3,019,123 of the 5,261,430 shares of common stock of Boston Chicken beneficially owned by BC Midwest Trust, 207,702 of the 312,333 shares of common stock of Boston Chicken beneficially owned by certain partnerships, and 3,723 of the 7,447 shares of common stock of Boston Chicken beneficially owned by BC Midwest, Inc., which shares may be deemed to be beneficially owned by Scott Beck by virtue of his ownership of shares of BC Midwest, Inc., the trustee of BC Midwest Trust and the general partner of such partnerships. Mr. Beck disclaims beneficial ownership with respect to such excluded shares because they exceed his pecuniary interest as a beneficiary of BC Midwest Trust, as a limited partner of such partnerships and as a stockholder of BC Midwest, Inc. Also excludes 10,610 shares of common stock of Boston Chicken held by Mr. Beck's spouse, of which shares he disclaims beneficial ownership.

(3) Excludes 360,000 shares gifted by Mr. Beck to charitable organizations in May 1997 and includes 24,719 shares of Boston Chicken common stock issuable upon conversion of $660,000 in aggregate principal amount of Boston Chicken's 7 3/4% convertible subordinated debentures due 2004.

(4) Includes 1,300 shares held jointly by Mr. Alam and his spouse, 25 shares held by his spouse, 300 shares held by Mr. Alam's minor children, and 3,598 shares beneficially owned by Mr. Alam's spouse which are subject to options from Boston Chicken exercisable within 60 days of May 28, 1997. Mr. Alam disclaims beneficial ownership of the shares held by his minor children and by his spouse individually.

(5) Represents shares owned by a corporation, of which Ms. Lozoff's spouse is the sole stockholder. Ms. Lozoff disclaims beneficial ownership of such shares.

(6) Represents shares owned by a limited partnership, of which corporations controlled by Mr. Offerdahl and his spouse are the sole limited partner and the general partner.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation for each of the fiscal years ended December 29, 1996 and December 31, 1995 received by the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (the "named executive officers"). The Company was incorporated in February 1995 and did not conduct business prior to that time. The Company does not have a restricted stock award program or a long-term incentive plan.

                                                                     OTHER    SECURITIES      ALL
                                                                    ANNUAL    UNDERLYING     OTHER
              NAME AND                                              COMPEN-    OPTIONS      COMPEN-
        PRINCIPAL POSITION(1)          YEAR    SALARY     BONUS     SATION       (#)       SATION(2)
        ---------------------          ----   --------   --------   -------   ----------   ---------
Mark R. Goldston.....................  1996   $256,154   $400,000   $    0     139,030       $     0
  President and Chief Executive
  Officer                              1995         --         --       --          --            --
David G. Stanchak....................  1996    149,038          0        0      45,518             0
  Chief Development Officer            1995     90,865          0        0      42,483         4,629
Michael J. Beaudoin(3)...............  1996    149,038          0        0      70,518             0
  Senior Vice President -- Supply
  Chain                                1995     60,096          0        0      42,483             0
Paul A. Strasen......................  1996    125,000          0        0      37,931             0
  Senior Vice President and General    1995     81,731          0        0      42,483        58,693
  Counsel
Joel M. Alam.........................  1996    125,000          0        0      37,931             0
  Senior Vice President and Secretary  1995     79,327          0        0      42,483             0

---------------

(1) Daniel V. Colangelo served as President and Chief Executive Officer of the Company until January 1996. During fiscal year 1995, the Company paid Mr. Colangelo total cash compensation of $103,462 in salary and $47,375 in bonus, and during fiscal year 1996, the Company paid Mr. Colangelo total cash compensation of $67,308 in salary. During 1995 and 1996, the Company granted Mr. Colangelo options to purchase an aggregate of 50,979 and 37,931 shares of Common Stock, respectively. The Company paid Mr. Colangelo no other compensation during such fiscal years.

(2) Amounts represent relocation reimbursements.

(3) Mr. Beaudoin resigned as Senior Vice President -- Supply Chain in February 1997.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth individual grants of stock options made by the Company to the named executive officers during the fiscal year ended December 29, 1996.

                                                                                          POTENTIAL REALIZABLE VALUE
                                                                                               AT ASSUMED ANNUAL
                                                                                             RATES OF STOCK PRICE
                                               PERCENT OF TOTAL                                APPRECIATION FOR
                                               OPTIONS GRANTED    EXERCISE                      OPTION TERM(3)
                       DATE OF     OPTIONS     TO EMPLOYEES IN    OR BASE    EXPIRATION   ---------------------------
       NAME(1)         GRANT(2)   GRANTED(3)     FISCAL YEAR       PRICE        DATE          5%             10%
       -------         --------   ----------   ----------------   --------   ----------   -----------   -------------
Mark R.
  Goldston(4)........   4/8/96     114,030           5.86%        $10.5236    4/8/2006       $754,677      $1,912,501
                       7/19/96      25,000           1.28          12.0000   7/19/2006        188,688         478,123
David G. Stanchak....  1/16/96      45,518           2.34           6.5909   1/16/2006        188,671         478,130
Michael J.
  Beaudoin...........  1/16/96      45,518           2.34           6.5909   1/16/2006        188,671         478,130
                       7/19/96      25,000           1.28          12.0000   7/19/2006        188,688         478,123
Paul A. Strasen......  1/16/96      37,931           1.95           6.5909   1/16/2006        157,223         398,435
Joel M. Alam.........  1/16/96      37,931           1.95           6.5909   1/16/2006        157,223         398,435

---------------

(1) On January 16, 1996, the Company granted Mr. Colangelo options to purchase an aggregate of 37,931 shares of Common Stock at an exercise price of $6.5909 per share. Such options represent 1.95% of the total number of options granted to employees during fiscal year 1996 and expire January 16, 2006. See "Certain Transactions -- Employment and Consulting Agreements." The potential realizable values of such options at assumed annual rates of stock price appreciation of 5% and 10% during the term of the options are $157,223 and $398,435, respectively. See Footnote 3.

(2) Options granted become exercisable with respect to 10% of the total number of shares on the first anniversary of the date of grant, an additional 20% on the second anniversary of the date of grant, an additional 30% on the third anniversary of the date of grant, and the balance on the fourth anniversary of the date of grant.

(3) These amounts represent certain assumed annual rates of appreciation calculated from the exercise price, as required by the rules of the Commission. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.

(4) Excludes 344,673 shares of Common Stock subject to options granted to Mr. Goldston in April 1996 by Boston Chicken on shares of Common Stock owned by Boston Chicken with an exercise price of $6.38 per share.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth for the named executive officers' aggregated information concerning each exercise of stock options during the fiscal year ended December 29, 1996 and the fiscal year-end value of unexercised options.

                                                                  NUMBER OF             VALUE OF UNEXERCISED
                                SHARES                     UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                              ACQUIRED ON      VALUE         FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)
          NAME(1)             EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
          -------             -----------   -----------   -------------------------   -------------------------
Mark R. Goldston............         0        $     0               0/139,030            $      0/$2,653,515
David G. Stanchak...........     4,249         24,193               0/ 83,749                   0/ 1,977,015
Michael J. Beaudoin.........         0              0           4,248/108,753             101,910/ 2,423,985
Paul A. Strasen.............         0              0           4,248/ 76,166             101,910/ 1,800,454
Joel M. Alam................         0              0           4,248/ 76,166             101,910/ 1,800,454

---------------

(1) During fiscal year 1996, Mr. Colangelo exercised options to purchase an aggregate of 50,979 shares of Common Stock and realized an aggregate of $35,996 upon such exercise. At December 29, 1996, Mr. Colangelo retained options to purchase 37,931 shares of Common Stock, all of which were exercisable as of such date, having an aggregate value of $883,189 as of such date.

STOCK OPTION PLANS

     The purpose of the Company's Amended and Restated 1995 Stock Option Plan (the "Employee Plan") is to benefit the Company by offering certain present and future employees, officers and consultants of the Company and its subsidiaries an opportunity to become holders of Common Stock over a period of years, thereby giving them a stake in the growth and prosperity of the Company and to encourage them to continue their involvement with the Company. Under the Employee Plan, eligible persons may be granted options to purchase an aggregate of not more than 5,500,000 shares of Common Stock. Such options are not intended to be treated as incentive stock options as defined in Section 422 of the Code .

     Each director who is not an officer or employee of the Company is eligible to participate in the Company's 1996 Stock Option Plan for Non-Employee Directors (the "Directors Plan"). The purpose of the Directors Plan is to benefit the Company by offering certain present and future directors who are not employees or officers of the Company and its subsidiaries an opportunity to become holders of Common Stock over a period of years, thereby giving them a stake in the growth and prosperity of the Company in order to enable them to represent the viewpoint of other stockholders of the Company more effectively and to encourage them to continue serving as directors of the Company.

     Under the Directors Plan, options for shares having a fair market value of $50,000 at the date of grant are granted at the time of each election or re-election of eligible directors to the Board, except that the initial grants of options under the Directors Plan were made on the date of adoption of the Directors Plan. An aggregate of 100,000 shares is available for option grants under the Directors Plan. Such options are not intended to be treated as incentive stock options as defined in Section 422 of the Code. As of March 17, 1997, each of Messrs. Koldyke, Muehlstein and Ruth had received options to purchase 4,318 shares of Common Stock under the Directors Plan, at an exercise price of $11.58 per share and as of May 13, 1997, each of Messrs. Koldyke, Muehlstein, Offerdahl and Ruth had received options to purchase 2,685 shares of Common Stock at an exercise price of $18.625 per share, in each case under the Directors Plan.

DIRECTOR COMPENSATION

     In addition to annual grants under the Directors Plan, each director who is not an officer or employee of, or consultant to, the Company receives $500 cash compensation for each board of directors meeting at which they are present and for each committee meeting at which they are present not held in conjunction with a meeting of the board of directors. Outside directors are also reimbursed for their expenses for each board and committee meeting attended.

     The Company has also entered into employment and consulting agreements with certain of its directors who are or were executive or other officers of the Company. See "Certain Transactions -- Employment and Consulting Agreements."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following persons served as members of the Compensation Committee of the Board of Directors during the year ended December 29, 1996: Scott A. Beck,
M. Laird Koldyke, John H. Muehlstein, Jr., and Lloyd D. Ruth.

     Currently, no executive officer of the Company, except for Scott Beck, who is Chairman of the Board of the Company and a member of the Compensation Committee of the Board of Directors, and Mark R. Goldston, who is President and Chief Executive Officer of the Company, serves as a member of the compensation committee or as a director of any other entity, one of whose executive officers serves on the compensation committee or is a director of the Company. Mr. Beck is Chairman of the Board, President and Chief Executive Officer of Boston Chicken and Mr. Goldston is Vice Chairman of the Board and a director of Boston Chicken. Neither Mr. Beck nor Mr. Goldston serves on the compensation committee of Boston Chicken's board of directors.

                              CERTAIN TRANSACTIONS

FORMATION OF THE COMPANY AND SUBSEQUENT ACQUISITIONS

     In March 1995, the Company acquired the operations of Brackman, Bagel & Bagel and Offerdahl's, and in connection with such acquisitions, issued 1,959,152 shares of Common Stock valued at $5.88 per share to the owners of such companies. Concurrently with the acquisitions, the Company also raised approximately $20.8 million in a private placement of its Common Stock to investors (including approximately $5.2 million of such amount that was purchased, directly or indirectly, by certain current and former officers and directors of each of the Company and Boston Chicken). The terms of each of these transactions resulted from arms-length negotiations between the Company and unrelated third parties. In addition, the Company believes that such arms-length negotiations established the fair market value of the Common Stock as of the date such transactions were entered into by the Company. These transactions are separately described below.

     On March 24, 1995, pursuant to an agreement to contribute shares, the Company acquired all of the outstanding capital stock of Brackman, of which Mr. Colangelo was a shareholder (the "Brackman Acquisition"). The consideration paid by the Company consisted of 573,750 shares of Common Stock and

488,236 shares of Boston Chicken common stock, which shares of Boston Chicken common stock were purchased by the Company for a cash purchase price of $17.00 per share, pursuant to a stock purchase agreement between the Company and Boston Chicken dated as of March 24, 1995. See "Relationship with Boston
Chicken -- Other Relationships Between Boston Chicken and the Company." Following the Brackman Acquisition, Mr. Colangelo entered into an employment agreement with the Company, pursuant to which he became President -- Rocky Mountain Zone and a director of the Company. See "-- Employment and Consulting Agreements."

     On March 24, 1995, pursuant to an agreement to contribute assets, the Company acquired all of the assets, properties and business of Bagel & Bagel, of which Richard Lozoff, Gail Lozoff's spouse, was the sole shareholder (the "Bagel & Bagel Acquisition"). The consideration paid by the Company consisted of 573,750 shares of Common Stock and 323,530 shares of Boston Chicken common stock, which shares of Boston Chicken common stock were purchased by the Company for a cash purchase price of $17.00 per share, pursuant to a stock purchase agreement between the Company and Boston Chicken dated as of March 24, 1995. See "Relationship with Boston Chicken -- Other Relationships Between Boston Chicken and the Company." Following the Bagel & Bagel Acquisition, Ms. Lozoff entered into an employment agreement with the Company, pursuant to which she became Vice President -- Design and Merchandising and a director of the Company. See
"-- Employment and Consulting Agreements."

     On March 31, 1995, pursuant to an agreement to contribute assets, the Company acquired substantially all of the assets, properties and business of Offerdahl's, of which John Offerdahl was a majority shareholder (the "Offerdahl's Acquisition"). The consideration paid by the Company consisted of 811,652 shares of Common Stock and 331,852 shares of Boston Chicken common stock, which shares of Boston Chicken common stock were purchased by the Company for a cash purchase price of $16.875 per share, pursuant to a stock purchase agreement between the Company and Boston Chicken dated as of March 31, 1995. See "Relationship with Boston Chicken -- Other Relationships Between Boston Chicken and the Company." Following the Offerdahl's Acquisition, Mr. Offerdahl entered into an employment agreement with the Company, pursuant to which he became Vice President -- Operations, Southeast Zone and a director of the Company. In addition, Mr. Offerdahl's spouse, Lynnora Offerdahl, entered into a consulting agreement with the Company. See "-- Employment and Consulting Agreements."

     On March 24, 1995, the Company entered into Subscription Agreements pursuant to which certain investors, including Messrs. Craig, Stanchak, Beaudoin, Butler and Beck, Mr. Alam and his spouse, PJS Bagel Investing, L.L.C., an entity controlled by Mr. Strasen and his spouse ("PJS"), OBG Holdings, Inc. (formerly Offerdahl's), of which Mr. Offerdahl and his spouse are majority stockholders ("OBG"), Frontenanc VI, Limited Partnership ("Frontenac"), of which Mr. Koldyke is a general partner, Marquette Venture Partners II, L.P. ("Marquette") and MVP II Affiliates Fund, L.P. ("MVP II"), the general partner of each of which is an entity of which Mr. Ruth is a general partner, and Pedersen Bagel Investments Joint Venture ("Pedersen Bagel"), of which Mr. Muehlstein is a general partner, purchased an aggregate of 1,618,972 shares of Common Stock at $5.88 per share.

     In February 1996, the Company acquired all of the outstanding capital stock of Noah's for an aggregate purchase price of $100.9 million in cash. Noah Alper, formerly a Vice Chairman of the Board, received an aggregate of $10,274,268 from the Company in such acquisition. Also in connection with such acquisition, a trust, of which Mr. Alper is the beneficiary and trustee, purchased 93,600 shares of Common Stock for an aggregate purchase price of $984,672, the fair market value of such shares on the date of purchase.

CONCURRENT PUBLIC OFFERING

     In connection with the Company's initial public offering in August 1996, the Company sold to certain persons or entities, consisting primarily of officers, directors and employees of each of the Company and Boston Chicken, an aggregate of 425,000 shares of Common Stock in a concurrent non-underwritten public offering at the initial public offering price net of underwriting discount (the "Concurrent Public Offering"). In the Concurrent Public Offering, certain current and former executive officers and directors of the Company (none of whom were members of the committee of the Board of Directors who negotiated the offering price) purchased an aggregate of 45,360 of such shares of Common Stock as follows: Mr. Beck -- 8,612;

Mr. Alper -- 3,498; Mr. Goldston -- 3,750; Mr. Carlborg -- 3,750; Mr. Stanchak -- 3,750; Mr. Beaudoin -- 3,750; Mr. Butler -- 3,750; Mr.
Alam -- 4,500; Mr. Strasen -- 2,500; Mr. Muehlstein -- 3,750; and Mr.
Ruth -- 3,750. Certain current and former executive officers and directors of Boston Chicken (other than Messrs. Beck and Goldston) also purchased an aggregate of 39,500 shares of Common Stock.

REGISTRATION RIGHTS

     The Company is a party to an amended and restated registration rights agreement dated as of February 1, 1996 (the "Stockholder Registration Agreement") with certain stockholders of the Company, including Messrs. Goldston, Craig, Alper, Stanchak, Beaudoin, Butler, Beck and Colangelo, as well as Mr. Alam and his spouse, and with certain stockholders of the Company, which are entities controlled by certain executive officers and directors of the Company or their spouses, including Mr. Strasen and his spouse, Mr. Offerdahl and his spouse, Mr. Koldyke, Mr. Ruth, Mr. Muehlstein and Ms. Lozoff's spouse. Pursuant to such agreement, the Company granted certain piggyback and resale registration rights under the Securities Act with respect to shares of Common Stock owned by such stockholders (the "Registrable Securities"). The Company has registered under the Securities Act the Registrable Securities held by such stockholders (except for shares owned by Messrs. Beck and Goldston), which permit them to make public resales of the Registrable Securities in accordance with the requirements of the Securities Act.

TRANSACTIONS WITH AREA DEVELOPERS

     Sunbelt Bagels, L.L.C. Lawrence Beck, Scott Beck's father, is a minority investor in Sunbelt Bagels, L.L.C. ("Sunbelt"). Sunbelt's predecessors, BCE SLC Bagels, L.L.C., later renamed BCE West Bagels, L.L.C. ("BCE West") and BCE West Bagels, L.L.C. ("Old BCE West") entered into convertible secured loan agreements and area development agreements with the Company. At the time of execution of such agreements, Lawrence Beck was the majority owner of Old BCE West and BCE West. In connection with the execution of such agreements, the Company sold to Old BCE West and BCE West the Company-operated stores and other assets located in certain of their respective DMAs at net book value for an aggregate purchase price of $1,432,519 and $3,719,625, respectively, pursuant to asset sale agreements, and entered into a franchise agreement for each such store. The Company realized no significant gain or loss on such sales. The Company believes that the terms of the agreements entered into with Sunbelt and its predecessors are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties. In fiscal 1995 and 1996, Sunbelt's predecessors paid to the Company an aggregate of $2,100,714 and $3,960,832, respectively, in development, franchise, royalty, real estate, software maintenance and miscellaneous fees, interest and deposits. The Company believes that the terms of the area development agreement and each franchise agreement entered into with Sunbelt are as favorable to the Company as those with other area developers of the Company. The Company also believes that the terms of the secured loan agreement with Sunbelt are as favorable to the Company as those with other area developers of the Company to whom the Company has loaned money.

     Colonial Bagels, L.P. Lawrence Beck is a minority investor in the general partner of Colonial Bagels, L.P. ("Colonial"). Effective June 17, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Colonial. In connection with the execution of such agreements, the Company sold to Colonial certain assets located in certain of those DMAs at net book value for an aggregate purchase price of $597,115, pursuant to an asset sale agreement. The Company realized no significant gain or loss on such sale. In fiscal 1996, Colonial paid to the Company an aggregate of $1,877,466 in development, franchise, royalty, real estate, software maintenance and miscellaneous fees, interest and deposits. The Company believes that the terms of the area development agreement and each franchise agreement entered into with Colonial are as favorable to the Company as those with other area developers of the Company. The Company also believes that the terms of the secured loan agreement and asset sale agreement with Colonial are as favorable to the Company as those with other area developers of the Company to whom the Company has loaned money and sold assets.

     Noah's Pacific, L.L.C. Noah Alper owns a minority equity interest in Noah's Pacific, L.L.C. ("Noah's Pacific"). Effective June 17, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Noah's Pacific. In connection with the execution of such agreements, the Company sold to Noah's Pacific the Company stores and certain assets located in certain of those DMAs at net book value for an aggregate purchase price of $10,482,762, pursuant to an asset sale agreement, and entered into a franchise agreement with Noah's Pacific for each such store. The Company realized no significant gain or loss on such sale. In fiscal 1996, Noah's Pacific paid to the Company an aggregate of $3,713,608 in development, franchise, royalty, real estate, software maintenance and miscellaneous fees, interest and deposits. The Company believes that the terms of the area development agreement and each franchise agreement entered into with Noah's Pacific are as favorable to the Company as those with other area developers of the Company. The Company also believes that the terms of the secured loan agreement and asset sale agreement with Noah's Pacific are as favorable to the Company as those with other area developers of the Company to whom the Company has loaned money and sold assets.

     Noah's Bay Area Bagels, L.L.C. Noah Alper owns a minority equity interest in Noah's Bay Area, L.L.C. ("Noah's Bay Area"). Effective July 15, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Noah's Bay Area. In connection with the execution of such agreements, the Company sold to Noah's Bay Area the Company stores and certain assets located in those DMAs at net book value for an aggregate purchase price of $9,542,001, pursuant to an asset sale agreement, and entered into a franchise agreement with Noah's Bay Area for each such store. The Company realized no significant gain or loss on such sale. In fiscal 1996, Noah's Bay Area paid to the Company an aggregate of $3,761,002 in development, franchise, royalty, real estate, software maintenance and miscellaneous fees, interest and deposits. The Company believes that the terms of the area development agreement and each franchise agreement entered into with Noah's Bay Area are as favorable to the Company as those with other area developers of the Company. The Company also believes that the terms of the secured loan agreement and asset sale agreement with Noah's Bay Area are as favorable to the Company as those with other area developers of the Company to whom the Company has loaned money and sold assets.

     Other Area Developers. Bagel Funding owns a majority equity interest in all of the Company's area developers and certain officers and directors of the Company own equity interests in Bagel Funding. See "-- Bagel Store Development Funding, L.L.C." In addition to the transactions between the Company and each of Sunbelt, Sunbelt's predecessors, Colonial, Noah's Pacific and Noah's Bay Area described above, in fiscal 1995 and 1996, the Company entered into convertible secured loan agreements and area development agreements with its other area developers. In connection with the execution of such agreements, the Company sold to such area developers the Company stores and related assets located in the area developers' respective DMAs at net book value for an aggregate purchase price of $29,430,721 in fiscal 1996, pursuant to asset sale agreements, and entered into franchise agreements for each such store. The Company realized no significant gain or loss on any of such sales. In fiscal 1996, such area developers paid to the Company an aggregate of $19,637,563 in development, franchise, royalty, real estate, software maintenance and miscellaneous fees, interest and deposits. The Company believes that the terms of the area development agreements and franchise agreements entered into with such area developers are as favorable to the Company as those with its other area developers. The Company also believes that the terms of the secured loan agreements and asset sale agreements with such area developers are as favorable to the Company as those with its other area developers of the Company to whom the Company has loaned money.

     Area Developer Warrants. On January 15, 1996, in connection with the formation of the Company's area developers, the Company issued to such entities warrants to acquire an aggregate of 1,237,050 shares of Common Stock, each at an exercise price per share of $6.47, the fair market value of the shares of Common Stock on the date the warrants were sold. All of such warrants have been exercised.

BAGEL STORE DEVELOPMENT FUNDING, L.L.C.

     Bagel Funding was formed in December 1995 to invest in the Company's area developers. Bagel Funding has raised $89.5 million, all of which has been invested in the Company's area developers. Bagel Funding has the right to require an area developer to redeem Bagel Funding's equity interest in such area developer at a pre-determined formula price based on the store level cash flow of the area developer in the event: (i) the Company acquires a majority equity interest in the area developer pursuant to the exercise of its conversion or option rights under the area developer's secured loan agreement; (ii) the Company does not consent to the area developer's request to undertake a firm commitment underwritten public offering of such area developer's equity after the Company's conversion and option rights under its loan agreement with the area developer have expired unexercised; or (iii) the Company does not consent to the area developer's request to terminate the area developer's area development and franchise agreements with the Company after the Company's conversion and option rights under its loan agreement with the area developer have expired unexercised. In the event the area developer does not redeem Bagel Funding's equity interest when required to do so, the Company will be obligated to purchase from Bagel Funding its equity interest in the area developer at the same price applicable to the area developer.

     The Company is currently the manager of Bagel Funding, but has no equity interest in Bagel Funding. The Company may be removed as manager at any time with or without cause by action of a majority in interest of Bagel Funding's members. Prior to such time as the Company ceases to be the manager, Bagel Funding also has a three-person advisory committee, the members of which were nominated by the Company and approved by a majority in interest of Bagel Funding's members. None of the members of the advisory committee are officers, directors or employees of the Company or Boston Chicken. The advisory committee is required to approve any sale by Bagel Funding of an interest in an area developer and to determine the manner in which Bagel Funding's interests in an area developer should be voted on any merger, consolidation, sale of all or substantially all of the assets of the area developer or amendment of its governing documents. The advisory committee is also available to consult with the manager with respect to any matters requested by the manager concerning Bagel Funding's investments and has the power to resolve any questions with respect to potential conflicts of interest between Bagel Funding and the manager that may be presented to it by the manager. Bagel Funding's limited liability company agreement contains no specific provisions with respect to the resolution of potential conflicts of interest between Bagel Funding and its manager; however, resolution of such potential conflicts will be governed by applicable Delaware law.

     At such time as the Company ceases to be the manager of Bagel Funding, each of the members of Bagel Funding's advisory committee will become a manager of Bagel Funding and collectively will constitute the three-person board of managers. At such time, the advisory committee of Bagel Funding will disband and all authority previously vested in the advisory committee will be vested in the board of managers. In addition, at such time as the Company ceases to be the manager of Bagel Funding, the equity interests of Bagel Funding in the Company's area developers will automatically be converted from nonvoting equity interests to voting equity interests, which will have the power to select the manager or general partner, as applicable, of each of the Company's area developers.

     Bagel Funding has also acquired from the Company, for an aggregate purchase price of $45,000, warrants to acquire 1,012,500 shares of Common Stock of the Company having an exercise price of $6.47 per share (the "Bagel Funding Warrants"), or 11,250 shares of Common Stock for every $1.0 million of capital committed to Bagel Funding. The Bagel Funding Warrants have a term of five years. Bagel Funding has distributed to its members Bagel Funding Warrants covering 998,860 shares of Common Stock.

     The Company received fees of $500,000 during 1996 for serving as manager of Bagel Funding and it will be entitled to receive fees of $10,000 for 1997 and each year thereafter during which it serves as manager.

     Messrs. Scott Beck, Butler, Carlborg, Muehlstein, Ruth and Stanchak each own a direct equity interest in Bagel Funding. Such interests aggregate approximately 8.2% of the outstanding equity interest in Bagel Funding. Certain executive officers and directors of Boston Chicken own direct or indirect equity interests in Bagel Funding. Such interests, excluding interests owned by Scott Beck, aggregate approximately 10.8% of the outstanding equity interest in Bagel Funding.

EMPLOYMENT AND CONSULTING AGREEMENTS

     On March 6, 1996, the Company entered into a consulting agreement with Mr. Colangelo in connection with his resignation as President and Chief Executive Officer of the Company. Pursuant to the consulting agreement, Mr. Colangelo agreed to, upon the Company's request, provide information, advice and assistance to the Company concerning matters that were within the scope of his knowledge and expertise during the course of his employment by the Company. The consulting agreement has a term of one year and is automatically renewed for successive one-year periods unless terminated by either party upon 30 days' prior written notice. Under the consulting agreement, Mr. Colangelo receives $100,000 per year and is entitled to reimbursement for his related reasonable business expenses. In addition, in January 1996, Mr. Colangelo exercised options granted during 1995 under the Employee Plan. Mr. Colangelo also retained options to purchase an aggregate of 37,931 shares of Common Stock at an exercise price of $6.5909 per share, which options were granted in January 1996 and vest in accordance with the Employee Plan's vesting schedule during the term of the consulting agreement.

     On March 24, 1995, in connection with the Company's acquisition of the assets of Bagel & Bagel, the Company entered into an employment agreement with Ms. Lozoff, pursuant to which Ms. Lozoff became a Vice President and a director of the Company. The employment agreement terminates August 1, 1998. Ms. Lozoff receives an annual salary of $125,000 and reimbursement of reasonable business expenses. In addition, at the time she entered into the employment agreement, Ms. Lozoff was granted options to purchase 42,483 shares of Common Stock under the Employee Plan with an exercise price of $5.88 per share.

     On September 23, 1996, the Company entered into a letter agreement with Mr. Offerdahl in connection with his resignation as an officer of the Company and termination of his employment agreement with the Company effective July 26, 1996. Pursuant to such letter agreement, the vesting of options to purchase 42,483 shares of Common Stock at an exercise price of $5.88 per share was accelerated in accordance with the terms of Mr. Offerdahl's employment agreement.

     On September 23, 1996, the Company entered into a letter agreement with Lynnora Offerdahl, Mr. Offerdahl's spouse, in connection with her resignation as a consultant to the Company and termination of her consulting agreement with the Company effective August 11, 1996. Pursuant to such letter agreement, the vesting of options to purchase 42,483 shares of Common Stock at an exercise price of $5.88 per share was accelerated in accordance with the terms of Ms. Offerdahl's consulting agreement.

     On April 5, 1996, Mr. Goldston was elected President and Chief Executive Officer and a director of the Company. The Company has agreed to pay to Mr. Goldston a base salary of $360,000 per year, with a guaranteed bonus of $400,000 for fiscal year 1996. For fiscal year 1997, Mr. Goldston will be eligible for a $400,000 bonus, the receipt of which will be based upon the achievement of mutually agreed upon reasonable performance goals. In addition, the Company granted to Mr. Goldston options under the Employee Plan to purchase 114,030 shares of Common Stock at an exercise price of $10.52 per share. Beginning in fiscal year 1997, and for each year thereafter as long as he remains an employee of the Company, Mr. Goldston will be eligible for an annual stock option grant under the Employee Plan to purchase, at a minimum, that number of shares of Common Stock that have an aggregate exercise price of $800,000. In connection with his employment, Mr. Goldston also purchased 28,508 shares of Common Stock at a price of $10.52 per share, the fair market value of the shares of Common Stock on the date of purchase.

     Effective January 17, 1996, Boston Chicken employed Mr. Goldston to undertake various special projects for Boston Chicken. In August 1996, Mr. Goldston became Vice Chairman of the Board and a director of Boston Chicken. Boston Chicken has agreed to structure Mr. Goldston's future projects so that his employment with Boston Chicken will not interfere with his duties with the Company. As an employee of Boston Chicken, Mr. Goldston receives an annual salary of $40,000 and is eligible to participate in Boston Chicken's employee stock option plan. Mr. Goldston has been granted options under that plan to purchase 100,000 shares of Boston Chicken common stock at an exercise price of $27.9375 per share. In addition, Boston Chicken granted to Mr. Goldston options (outside of Boston Chicken's employee option plans) to purchase an additional 100,000 shares of Boston Chicken common stock at an exercise price of $16.00 per share, the fair market value of the Boston Chicken common stock on the date of grant. Such options are currently exercisable. In consideration for certain consulting services rendered to Boston Chicken by Mr. Goldston and a consulting firm of which Mr. Goldston was a principal, Boston Chicken has paid an aggregate of $1,818,086 to such firm for consulting services rendered during fiscal years 1995 and 1996. Boston Chicken has also granted to Mr. Goldston an option to purchase from Boston Chicken 344,673 shares of the Company's Common Stock at an exercise price of $6.38 per share.

     On July 1, 1996, the Company entered into a transition and consulting agreement with Mr. Craig in connection with his resignation as Chairman of the Board of the Company, pursuant to which Mr. Craig will continue as a full-time employee of the Company until June 30, 1997 and will provide consulting services to the Company for a period of one year thereafter. As an employee of the Company, Mr. Craig was paid approximately $3,600 bi-weekly through the end of fiscal 1996 and will be paid approximately $7,900 bi-weekly during the first six months of fiscal 1997. During the term of his employment, Mr. Craig will continue to participate in the Company's employee benefit plans, except that he will not be eligible to receive options under any of the Company's stock option plans.

     In connection with Mr. Alper's resignation as a director of the Company, the Company agreed to the continued vesting of Mr. Alper's options to purchase 4,751 shares of the Company's Common Stock until March 26, 1998. The exercise price of such options is $10.52 per share.

BOWANA AVIATION, INC.

     During the fiscal 1996, the Company made payments in an aggregate amount of $98,000 to Bowana Aviation, Inc. ("Bowana") pursuant to lease agreements between Bowana and the Company for the use of Bowana's aircraft. Such lease agreements were terminated in July 1996. Mr. Beck and Lawrence Beck own Bowana. The Company believes that the terms of its use of Bowana's aircraft were at least as favorable to the Company as those it could have obtained from an unaffiliated party.

LOANS TO EXECUTIVE OFFICERS

     On August 9, 1995, the Company made a loan to Mr. Craig in the principal amount of $400,000, the proceeds of which were used by Mr. Craig to pay off a loan from Boston Chicken. Interest on the principal amount of the Company's loan to Mr. Craig accrued at the reference rate announced by Bank of America Illinois from time to time plus 1%. Mr. Craig repaid the loan and all interest accrued thereon in full on September 10, 1996.

     On March 31, 1995, in connection with the Company's acquisition of the assets of OBG, the Company made a non-recourse loan to OBG in the principal amount of $437,497, the proceeds of which were used to purchase an aggregate of 74,345 shares of Common Stock, which shares secure the payment of principal and interest under such loan. Also on March 31, 1995, the Company made a non-recourse loan to OBG in the principal amount of $1,312,500, the proceeds of which were used to purchase an equity interest in BC Equity Funding, L.L.C., a Delaware limited liability company that invests in Boston Chicken area developers ("BCEF"), which equity interest secures the payment of principal and interest under such loan. Each loan described above accrues interest on the principal amount at the reference rate announced by Bank of America Illinois from time to time plus 1%. The principal balance of each loan and all accrued but unpaid interest thereon are due and payable on April 15, 2001, but may be required to be repaid earlier under certain circumstances. As of March 17, 1997, an aggregate of $2,085,887 in principal and accrued interest was outstanding under such loans.

     Also in connection with the Company's acquisition of the assets of OBG, on each of April 15, 1995, June 15, 1995, September 15, 1995 and January 15, 1996, the Company made an interest-free loan to OBG in the principal amount of $46,100, and on April 15, 1996, the Company made an additional interest-free loan to OBG in the principal amount of $1,502,276. The proceeds of each such loan were used to satisfy income tax obligations arising from the acquisition. Each such loan is secured by units of membership interest in BCEF owned by OBG. The principal balance of each loan and all accrued but unpaid interest thereon are due and payable on April 15, 2001, but may be required to be repaid prior to such date in whole or in part under certain circumstances.

OTHER RELATIONSHIPS

     Blind Faith, Inc., of which Ms. Lozoff and her spouse are the sole stockholders, leases to the Company the land and building on which a store is located. The Company subleases such land and building to one of its area developers. The annual rental payments under the lease and sublease, each of which terminates in May 2009, aggregate $72,000.

                        RELATIONSHIP WITH BOSTON CHICKEN

     During 1994 and 1995 Boston Chicken spent substantial amounts of time and resources investigating the potential of the bagel business. In March 1995, Boston Chicken made an investment in the Company in the form of a convertible secured loan and sold to the Company at net book value certain assets and certain know-how and agreements. On June 17, 1996, Boston Chicken converted its loan to the Company into shares of Common Stock, as more fully described below. Also in March 1995, Boston Chicken and the Company entered into fee service agreements pursuant to which Boston Chicken has provided the Company with certain multi-unit retail infrastructure support, including accounting and administration services, financial services, real estate services and computer and communications services. The agreements relating to financial services and real estate services were terminated in 1996.

LOAN AGREEMENT

     On March 24, 1995, Boston Chicken made a senior secured convertible loan to the Company, secured by substantially all of the Company's and its subsidiaries' assets, in order to provide partial funding for store development and working capital. In February 1996, in connection with the Noah's acquisition, Boston Chicken increased the amount available under the loan from $80.0 million to $120.0 million. Also in February 1996, Boston Chicken provided a $25.0 million bridge loan to the Company (later increased to $40.0 million), which was repaid by the Company upon the closing of the Company's secured revolving credit facility. On May 9, 1996, Boston Chicken and the Company amended the convertible loan agreement to include a $14.0 million non-convertible facility, which was subsequently increased to $50.0 million. On June 17, 1996, pursuant to the terms of the convertible loan agreement, Boston Chicken converted $80.0 million outstanding under the loan into Common Stock at a conversion price of $6.38 per share, and converted the remaining $40.0 million outstanding under the loan into Common Stock at a conversion price of $14.42 per share. The Company issued an aggregate of 15,307,421 shares of Common Stock in the loan conversion. As of June 17, 1997, there was no balance outstanding under the non-convertible loan facility. Interest on the non-convertible loan is based on the reference rate of Bank of America Illinois plus an applicable margin. In fiscal 1996, the Company paid to Boston Chicken $6,084,893 in interest under its loans with Boston Chicken. Any borrowings outstanding under the Company's non-convertible loan facility from Boston Chicken are payable on June 15, 2003.

     Boston Chicken may satisfy a portion of its funding obligations under the non-convertible loan agreement in cash or in shares of Boston Chicken common stock. Boston Chicken has agreed to guarantee the price of any shares of Boston Chicken common stock delivered to the Company in satisfaction of Boston Chicken's obligations under the loan agreement and thereafter sold by the Company. Boston Chicken's obligation to guarantee the selling price of the shares is contingent upon the Company selling all of the shares of Boston Chicken common stock received by it with respect to a particular advance within the first seven trading days after the advance date in one or more bona fide broker's or market maker transactions through or to Merrill Lynch to one or more persons not affiliated with, related to, or associated with the Company. During fiscal 1996, Boston Chicken issued to the Company, and the Company sold on the Nasdaq National Market, through Merrill Lynch acting as broker, 2,701,615 shares of registered Boston Chicken common stock for aggregate proceeds of approximately $88.0 million.

     In connection with the Company's secured revolving credit facility with Bank of America Illinois, Boston Chicken agreed to subordinate all of its loans to the Company to all indebtedness under the Company's secured revolving credit facility, and further agreed to release its security interest in the assets of the Company.

CONCURRENT PRIVATE PLACEMENT AGREEMENT, REGISTRATION AGREEMENT AND CONCURRENT OFFERING PURCHASE AGREEMENT

     In connection with the Company's initial public offering and the Concurrent Public Offering in August 1996, the Company entered into a concurrent private placement agreement (the "Concurrent Private Placement Agreement") with Boston Chicken, pursuant to which Boston Chicken purchased 2,000,000 shares of Common Stock for $15.81 per share, the initial public offering price per share, net of underwriting discount. The Concurrent Private Placement Agreement includes customary terms and provisions, representations and warranties and indemnification obligations. In addition, the Concurrent Private Placement Agreement permits Boston Chicken to maintain ownership of shares of Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors pursuant to an option (the "BCI Option") to purchase newly issued shares of Common Stock for cash or registered shares of Boston Chicken common stock at a per share exercise price equal to the (i) the weighted average price per share at which the Common Stock was issued or sold in a transaction pursuant to which the BCI Option becomes exercisable, in the case of a transaction in which such price per share is readily ascertainable, or (ii) in all other cases, the average of the closing sale prices for the Common Stock on the Nasdaq National Market (or such other principal exchange or market on which the Common Stock may then be trading) for the five trading days ending on the fifth trading day prior to the date of the transaction pursuant to which the BCI Option becomes exercisable, but subject in each case to adjustments for issuances of shares of Common Stock in connection with recapitalizations, dividends, stock splits, consolidations of shares and other diluting events. In the event payment is made in registered shares of Boston Chicken common stock, Boston Chicken will guarantee the price at which those shares can be sold at the market within a limited time period. The BCI Option will terminate if (i) Boston Chicken sells or transfers shares of Common Stock and as a result owns less than a majority of the then outstanding shares of the Company's voting stock or (ii) the percentage of outstanding shares of voting stock of the Company owned by Boston Chicken is reduced below 50% other than as a result of Boston Chicken's voluntary sale or transfer of shares of Common Stock and Boston Chicken fails to acquire a sufficient number of shares of Common Stock so that it owns at least a majority of the then outstanding shares of voting stock of the Company by July 31 of the calendar year next following the calendar year in which such reduction occurs. In addition, the percentage ownership level of 52% is subject to reduction to the extent voluntary sales or transfers by Boston Chicken reduce its ownership of the outstanding shares of voting stock of the Company to less than 52% but do not otherwise result in termination of the BCI Option. In determining the percentage ownership of voting stock of the Company owned by Boston Chicken for purposes of the BCI Option, the Concurrent Private Placement Agreement excludes
(i) 701,177 shares of Common Stock subject to options granted by Boston Chicken,
(ii) any shares of Common Stock held by officers, directors or employees of Boston Chicken, and (iii) any shares of Common Stock held by any person or entity that would not be counted under generally accepted accounting principles in determining whether Boston Chicken owns a majority of the voting stock for consolidated financial statement reporting purposes. As so calculated, Boston Chicken held approximately 50.2% of the voting stock of the Company as of May 31, 1997, and, accordingly, had the right to purchase 1,249,135 additional shares of Common Stock under the BCI Option at prices ranging from $17.50 to $30.75. The Concurrent Private Placement Agreement prohibits the Company from taking certain actions without the consent of Boston Chicken as long as the BCI Option has not terminated, including altering any rights attaching to the Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities, in either case other than Common Stock, distributing assets or securities of the Company having a fair market value in excess of 10% of the Company's consolidated gross assets or consolidated gross revenues measured as of the immediately preceding fiscal year end, and filing a petition in bankruptcy.

     In connection with the Concurrent Private Placement Agreement, the Company also entered into a registration agreement with Boston Chicken (the "Boston Chicken Registration Agreement"), pursuant to which the Company granted to Boston Chicken five demand and unlimited piggyback registration rights under the Securities Act with respect to the shares of Common Stock purchased by Boston Chicken in the Concurrent Private Placement or otherwise owned by it, including shares of Common Stock subject to the BCI Option, for which the Company will bear substantially all of the expenses in connection with such registrations (other than underwriting discounts or commissions). Boston Chicken's demand registration rights under the Boston Chicken Registration Agreement became exercisable on September 27, 1996.

     In connection with a public offering of shares by the Company in November 1996, the Company entered into a concurrent offering purchase agreement (the "Concurrent Offering Purchase Agreement") with Boston Chicken, pursuant to which Boston Chicken purchased an aggregate of 500,000 shares of Common Stock at $28.575 per share. The Concurrent Offering Purchase Agreement includes customary terms, representations, warranties and other provisions. The Concurrent Offering Purchase Agreement also provides that the shares of Common Stock purchased thereby by Boston Chicken constitute Registrable Securities under the Boston Chicken Registration Agreement.

ACCOUNTING AND ADMINISTRATION SERVICES AGREEMENT

     On March 24, 1995, Boston Chicken and the Company entered into an accounting and administration services agreement, subsequently amended and restated in May 1996 and June 1996 to incorporate minor changes to such agreement (the "Accounting and Administration Services Agreement"), pursuant to which Boston Chicken has agreed to assist the Company, its subsidiaries and area developers in performing certain services, including maintaining accounting records, performing accounting activities, preparing financial reports, administering options, establishing and administering employee benefits, human resources, insurance and recordkeeping services, assisting with lease negotiations, maintaining lease files and complying with reporting obligations thereunder, and providing certain other administrative support services. During fiscal 1995 and 1996, the Company paid to Boston Chicken fees aggregating $489,750 and $720,800, respectively, under such agreement.

     The Accounting and Administration Services Agreement has a term of three years and may be terminated by the Company or Boston Chicken upon 180 days' prior written notice. In addition, Boston Chicken may terminate the agreement without notice 15 days after giving notice of non-payment of the fees provided for in the agreement, unless such nonpayment is cured within such 15-day period.

FINANCIAL SERVICES AGREEMENT

     On March 24, 1995, Boston Chicken and the Company entered into a financial services agreement (as amended, the "Financial Services Agreement"), pursuant to which Boston Chicken agreed to provide certain financial services to the Company and its area developers, including identification and analysis of possible transactions and related financial and strategic advice, assistance in budget and forecast preparation, consultations and advice as to presentations, discussions and disclosures to financial analysts and the financial press, and advice concerning crisis management and control. In consideration for such financial services, the Company paid to Boston Chicken in fiscal 1995 and 1996 fees aggregating approximately $500,000 and $125,000, respectively. The Financial Services Agreement was terminated effective as of May 20, 1996.

REAL ESTATE SERVICES AGREEMENT

     On March 24, 1995, Boston Chicken and the Company entered into a real estate services agreement, subsequently amended and restated in May 1996 to make minor changes to such agreement (the "Real Estate Services Agreement"), pursuant to which Boston Chicken agreed to assist the Company, its subsidiaries and area developers in conducting certain real estate-related activities, including site analysis, advisory services regarding customer trade area studies and other real estate matters. Pursuant to the Real Estate Services Agreement, the Company paid to Boston Chicken in fiscal 1995 and 1996 fees aggregating $280,000 and $315,000, respectively. The Real Estate Services Agreement was terminated effective as of June 17, 1996.

COMPUTER AND COMMUNICATIONS SYSTEMS SERVICES AGREEMENTS

     On March 24, 1995, Boston Chicken and the Company entered into a computer and communications systems services agreement, subsequently amended and restated in May 1996 and June 1996 to make certain changes to such agreement (the "Computer Services Agreement"), pursuant to which (i) the Company has agreed to acquire communications and computer systems or hardware specified or required from time to time by Boston Chicken for use by the Company and its subsidiaries and area developers (except for Noah's Pacific and Noah's Bay Area, area developers of the Company operating Noah's New York Bagels stores, each of which is subject to a separate agreement with Boston Chicken for computer systems conversion and services), (ii) Boston Chicken has licensed the Company to use retail store-level computer software programs and certain other computer software programs in connection with various support and control functions (which the Company has agreed to use exclusively, along with other software specified by Boston Chicken), and (iii) Boston Chicken has agreed to provide certain computer and communications support services. In consideration for such license and provision of services, in addition to other miscellaneous fees, the Company has agreed to pay to Boston Chicken, for data center and network service operations and support of certain infrastructure programs, $750,000 for each of the 1996, 1997 and 1998 fiscal years and 0.25% of net systemwide revenue of the Company, its subsidiaries and area developers (excluding the revenue derived from Noah's New York Bagels stores) for each of the 1999 and 2000 fiscal years. Pursuant to the Computer Services Agreement, the Company and its subsidiaries paid to Boston Chicken in fiscal 1995 and 1996 fees aggregating $234,823 and $2,943,251, respectively.

     The Computer Services Agreement has a term of five years and may be terminated by the Company or Boston Chicken upon one year prior written notice. In addition, Boston Chicken may terminate the agreement without notice 15 days after giving notice of non-payment of the fees provided for in the agreement, unless such non-payment is cured within such 15-day period.

ASSIGNMENT AND REIMBURSEMENT AGREEMENT

     On March 24, 1995, Boston Chicken and the Company entered into an assignment and reimbursement agreement, pursuant to which Boston Chicken assigned to the Company certain intellectual property rights relating to the development, manufacture and sale of bagels and bagel-related products (the "Bagel Rights") and certain rights under contracts to which Boston Chicken was a party, including Boston Chicken's rights under a lease of office space in Golden, Colorado that was formerly used as the Company's support center (the "Bagel Contracts"). The Company paid to Boston Chicken an aggregate of $1,160,334 in consideration for certain assets and Boston Chicken's assignment of the Bagel Rights and Bagel Contracts, and in reimbursement of certain costs and expenses paid by Boston Chicken in connection with the development and creation of the Company and certain of its relationships, the development or acquisition of the Bagel Rights, the negotiation of the Bagel Contracts and the costs associated with transferring certain employees from Boston Chicken to the Company. The Company also agreed to assume Boston Chicken's liabilities and obligations under the Bagel Contracts and in connection with the other activities performed by Boston Chicken for which the Company reimbursed Boston Chicken.

OTHER RELATIONSHIPS BETWEEN BOSTON CHICKEN AND THE COMPANY

     In July 1996, the Company, as tenant, entered into a lease with Boston Chicken, as landlord, for the Company's support center facility, consisting of approximately 38,000 square feet of office space (and certain common areas, including parking areas) located in Golden, Colorado. The lease commenced on September 1, 1996 and has a 15-year term, renewable for two consecutive five-year terms. The lease provides for initial rent of approximately $38,000 per month to be increased by 15% every five years during the initial term and any renewal term of the lease. Under the lease, the Company has agreed that, in the event Boston Chicken enters into a sale/leaseback transaction with any third party, the Company will, at Boston Chicken's option, amend the amount of rental payments under the lease to equal 40% of the rental amounts agreed to be paid by Boston Chicken pursuant to such a transaction. The lease is a "triple net" lease which requires the Company to pay its proportionate share of costs associated with the property, building and common areas related to the leased premises, including, without limitation, real estate taxes, maintenance costs and insurance premiums. In addition, the Company is required to pay to Boston Chicken an administrative and management fee not to exceed 15% of such costs. Under the terms of the lease, the Company is required to procure and maintain comprehensive commercial liability and property damage insurance for the leased premises. The lease contains other provisions typical of commercial leases generally, including indemnification provisions, a prohibition against subleasing without landlord consent and standard provisions relating to defaults under the lease and remedies available upon default. The Company believes the terms and provisions of the lease, including the rent payable thereunder, are at least as favorable to the Company as those it could have obtained from an unaffiliated third party.

     The Company is a party to two subleases with Boston Chicken, pursuant to which the Company is entitled to the non-exclusive use of aircraft leased by Boston Chicken from unaffiliated leasing companies. Under the subleases, the Company is obligated to pay to Boston Chicken between $1,900 and $2,800 (depending on the type of aircraft) for each hour of flight time such aircraft is used by the Company. There is no minimum monthly use requirement or lease payment under either of the subleases, and both subleases may be terminated by either party upon 30 days' written notice. The Company believes that costs incurred by it under the subleases are lower than the costs it would incur to lease and maintain its own aircraft from an unaffiliated third party lessor and slightly higher than the costs it would incur to charter individual aircraft on a spot-basis from unaffiliated third party lessors. However, the Company believes that such higher costs are reasonably related to the benefits to the Company from the subleases, including aircraft availability and higher maintenance standards, that it would not realize from charter arrangements with unaffiliated third party lessors. During fiscal 1996, the Company paid to Boston Chicken an aggregate of $469,128 under the two subleases.

     Pursuant to subscription agreements and certain other agreements entered into upon the formation of the Company, the stockholders of the Company agreed to vote their shares in favor of three persons designated by Boston Chicken as directors of the Company. The Company currently has nine directors, including the following persons who were originally designees of Boston Chicken: Scott Beck, Kyle Craig and David Stanchak. Boston Chicken did not designate nominees for the 1996 or 1997 election of directors. In addition, certain officers of the Company were previously officers or employees of Boston Chicken. See "Management."

     The Company has from time to time purchased from Boston Chicken shares of Boston Chicken common stock for delivery by the Company in connection with acquisitions of other businesses by the Company. In addition to shares of Boston Chicken common stock funded by Boston Chicken under its loan agreement with the Company, during the period from March 24, 1995 through August 10, 1995, the Company also purchased an aggregate of 1,298,958 shares of Boston Chicken common stock in connection with such acquisitions, having an aggregate market value, measured as of the respective dates such shares were acquired, of approximately $23.4 million. See "Certain Transactions -- Formation of the Company and Subsequent Acquisitions." The Company may from time to time acquire shares of common stock, or other securities, of Boston Chicken for such purposes in the future. See also "-- Loan Agreement."

     In connection with the formation of the Company, the Company granted options to purchase an aggregate of 224,300 shares of Common Stock to certain officers and employees of Boston Chicken at an exercise price of $5.88 per share, including options granted to current and former executive officers of Boston Chicken as follows: Mark W. Stephens, Vice Chairman of the Board and Chief Financial Officer, 15,294 shares; Thomas R. Sprague, former Executive Vice President, 15,294 shares; Donald J. Bingle, former Vice President, General Counsel and Secretary, 10,195 shares; and Mark A. Link, Vice
President -- Financial Reporting, 10,195 shares.

     See also "Risk Factors -- Relationship with Boston Chicken," "Risk Factors -- Control by and Conflicts of Interest with Boston Chicken" and "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 200 million shares of Common Stock, $.01 par value per share, and 20 million shares of preferred stock, $.01 par value per share (the "Preferred Stock"). At May 28, 1997, the Company had 33,068,428 shares of Common Stock issued and outstanding. As of such date, no shares of Preferred Stock were issued and outstanding. The following description is a summary of the provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), and its Amended and Restated Bylaws (the "Bylaws"), copies of which have been filed as exhibits to the Registration

Statement of which this Prospectus forms a part. See "Risk
Factors -- Anti-Takeover Effect of Charter, Statutory and Other Provisions."

COMMON STOCK

     Except as required by law or by the Certificate of Incorporation, holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors and are not permitted to act by written consent. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon consummation of the Offerings will be, fully paid and nonassessable. The board of directors may issue additional authorized shares of Common Stock without further action by the stockholders.

PREFERRED STOCK

     The board of directors has the authority, without further action by the stockholders, to issue up to 20 million shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series. However, pursuant to the Certificate of Incorporation, the holders of Preferred Stock would not have cumulative voting rights with respect to the election of directors. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company.

     As of May 31, 1997, no shares of Preferred Stock were outstanding, and the Company has no present plan to issue any shares of Preferred Stock.

CERTAIN CHARTER, BYLAW, AND OTHER PROVISIONS

     The Certificate of Incorporation of the Company requires that any action permitted to be taken by the stockholders of the Company must be effected at a duly-called annual or special meeting of stockholders and may not be effected by a written consent. In addition, the Bylaws of the Company require that stockholders follow an advance notification procedure for stockholder nominations of candidates for the Board of Directors and to present other stockholder business to be considered at any meeting of the stockholders. Specifically, for business properly to be brought before any meeting of stockholders by a stockholder, the stockholder must deliver to the Secretary of the Company a notice not less than 30 days nor more than 60 days prior to the date of the meeting. If less than 40 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, the notice must be received by the Secretary of the Company prior to the date of the meeting and not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. To be in proper written form, the stockholder's notice must include certain specific information, including a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting. Stockholder nominations for election of a director must comply with similar requirements and include all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of a director or that is otherwise required pursuant to Regulation 14A under the Exchange Act, including the nominee's consent to being named in the proxy statement as a nominee and to serving as a director if elected. The existence of these provisions in the Certificate of Incorporation and Bylaws may have the effect of discouraging, delaying, deferring, or preventing a change in control of the Company or removal of incumbent management even if such change in control or removal could be beneficial to the Company's stockholders generally.

     The terms of the Debentures provide that the Company will be required, as of 40 business days after the occurrence of a Change in Control of the Company, to purchase for cash any Debenture, at the option of the holder thereof, for a Change in Control Purchase Price equal to 100% of the outstanding principal amount thereof, plus accrued but unpaid interest through the Change in Control Purchase Date. The Change in Control purchase features of the Debentures may in certain circumstances have an anti-takeover effect. The definition of "Change in Control" for purposes of the Debentures is set forth in the Indenture relating to the Debentures, which is an exhibit to the Registration Statement of which this Prospectus forms a part.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is LaSalle National Bank.

                            REGISTERING STOCKHOLDERS

     The Shares are being registered hereunder to simplify resale thereof if and when a Registering Stockholder determines to sell Shares from time to time and not because of any expressed intent to immediately sell such Shares. The following table sets forth certain information regarding the ownership of the Company's Common Stock as of June 2, 1997 by each of the Registering Stockholders.

                                                     TOTAL                                  SHARES NOT
                                                 SHARES OWNED                          REGISTERED HEREUNDER
                                               -----------------   SHARES REGISTERED   ---------------------
                    NAME                       NUMBER    PERCENT       HEREUNDER        NUMBER      PERCENT
                    ----                       -------   -------   -----------------   ---------   ---------
Byron K. Adams, Jr...........................   27,420     *             22,770            4,650      *
Sangwoo Ahn..................................   18,040     *              4,849           13,191      *
Sangwoo Ahn Family Partnership II............    4,500     *              4,500                0      *
Joel M. Alam and Bernadette M. Dennehy.......    2,088     *                 64            2,024      *
Daniel V. and Lynne K. Alper.................   16,630     *             16,630                0      *
Fred Alper...................................    7,127     *              7,127                0      *
Noah C. Alper or Hope M. Alper ttees Alper
  Living Trust u/a/d 7/18/94.................   68,600     *             68,600                0      *
Altgeld Management Corporation...............   46,932     *             25,689           21,243      *
ALTHEO, Inc..................................    4,397     *                574            3,823      *
Arnold Amster................................    5,625     *              5,625                0      *
Kyle A. Anderson.............................   10,000     *             10,000                0      *
Avalon Corp..................................   11,843     *              1,757           10,086      *
Glenn Bacheller..............................    9,028     *              9,028                0      *
Albert S. and Anne M. Baldocchi..............      629     *                629                0      *
Albert Steven Baldocchi......................      199     *                199                0      *
Colorado National Bank, Custodian for Albert
  S. Baldocchi Individual Retirement Account
  Rollover...................................    1,922     *              1,922                0      *
Baldwin & Lyons, Inc.........................   57,250     *             56,250            1,000      *
Chris Bancroft...............................    4,220     *              4,220                0      *
Bank of America Illinois.....................   15,375     *             15,375                0      *
Bank America Investment Corp.................   28,688     *             28,688                0      *
B&B Holdings, Inc............................  546,850     1.7%         546,850                0      *
B.B. Trust, B.B. Trust Company Limited,
  Trustee....................................   39,608     *             39,608                0      *
Michael Beaudoin.............................   21,878     *                638           21,240      *
Lawrence Beck................................   63,587     *             24,668           38,919      *
Belushi Partners II..........................   13,272     *              5,889            7,383      *
Morris Belzberg..............................    2,109     *              2,109                0
Reed Berkey..................................    1,561     *                284            1,277
Steven Berrard...............................   14,421     *              6,773            7,648      *
Bertelsen Family Trust Dated 12/2/88.........      995     *                995                0      *
Best Friends Foundation......................      108     *                108                0      *
Robert Bielinski.............................    4,721     *                159            4,562      *
Donald J. Bingle.............................    3,520     *              1,020            2,500      *
Theodore A. Bosler Trust.....................    3,391     *              2,391            1,000      *
John D. Bramsen..............................   22,231     *              2,771           19,460      *
Brau Family Partnership, L.P.................  456,459     1.4%         456,459                0      *
Michael E. and Rachel C. Brau as Trustees of
  the Brau Living Trust dtd 1/23/90..........    6,271     *              6,271                0      *
Charles A. Brickman, Trustee under Trust
  dated 6/1/88...............................   21,989     *              2,870           19,119      *
Greg Brightman...............................      598     *                598                0      *
Katherine Buchanan...........................    4,483     *                853            3,630      *

                                                     TOTAL                                  SHARES NOT
                                                 SHARES OWNED                          REGISTERED HEREUNDER
                                               -----------------   SHARES REGISTERED   ---------------------
                    NAME                       NUMBER    PERCENT       HEREUNDER        NUMBER      PERCENT
                    ----                       -------   -------   -----------------   ---------   ---------
Kenneth H. Buchanan..........................    1,561     *                284            1,277      *
Cecily Buntrock Trust No. 1..................   42,462     *              5,543           36,919      *
Clayton R. Buntrock..........................    4,923     *                640            4,283      *
Dean L. Buntrock.............................   44,462     *             44,462                0      *
Vincent Buonnano.............................    3,869     *              2,869            1,000      *
Jeffrey L. Butler............................  101,686     *             80,944           20,742      *
The Butterfield Group, L.L.C. dtd 7/15/92,
  Rosemarie Buntrock, Trustee................    4,923     *                640            4,283      *
Dr. Richard T. Caleel........................    5,281     *              4,781              500      *
National Bank of Detroit fbo Richard T.
  Caleel.....................................      291     *                291                0      *
W. Eric Carlborg.............................   11,365     *             11,365                0      *
Merrill Lynch f/b/o W. Eric Carlborg.........   12,744     *             12,744                0      *
Caruthers Family, LLC........................   11,413     *              3,530            7,883      *
James S. Cary................................    7,725     *              7,725                0      *
Century Engineering, Inc. 401 K Profit
  Sharing Plan, Bernerd F. Johnson Rollover
  Account....................................    4,886     *              4,886                0      *
Daniel V. Colangelo..........................  184,354     *             50,979          133,375      *
Colonial Bagels, L.P.........................  169,842     *            169,842                0      *
Peter C. Cook Trust..........................    9,846     *              1,280            8,566      *
Michael D. Cookson...........................      199     *                199                0      *
Kyle T. Craig................................   43,759     *             43,759                0      *
John W. Croghan, Trustee.....................   21,989     *              2,870           19,119      *
Martin T. Culver.............................      398     *                398                0      *
Joseph Cusimano IRA Rollover.................    3,825     *              3,825                0      *
D&R, L.L.C...................................   56,250     *             56,250                0      *
Trustees of Dartmouth College................    7,969     *              7,969                0      *
Deerpath Investment Partners, Ltd. ..........    7,504     *              1,421            6,083      *
Peter Desnoes................................   17,012     *              7,552            9,460      *
DGF CRT1.....................................   12,052     *             12,052                0      *
DNB, L.P. ...................................   10,620     *             10,620                0      *
Chris B. Dodge...............................    5,921     *                446            5,475      *
Craig J. Duchossois Revocable Trust U/A dated
  9/11/89....................................   10,993     *              1,435            9,558      *
Frank Miller Dunlevy and Susan Dunlevy,
  Trustees of Dunlevy Family Trust u/t/d
  4/29/94....................................      796     *                796                0      *
EBB Investors, Inc...........................   23,906     *             23,906                0      *
EB&M Holdings, Ltd...........................   14,344     *             14,344                0      *
Jim Edgemon..................................      478     *                478                0      *
EE, L.P......................................   17,948     *             17,948                0      *
F. Warren Ellish.............................    7,329     *                957            6,372      *
The Carlos A. Ferrer 1994 Investment Trust...      398     *                398                0      *
Andrew J. Filipowski.........................   24,438     *             12,685           11,753      *
Jimmy Filler.................................    5,975     *              5,975                0      *
Finest Bagels, L.L.C.........................  115,914     *            115,914                0      *
Brian J. Flynn June, 1992 Non-Exempt Trust...   24,457     *             12,843           11,614      *
Donald F. Flynn, 1993 Trust..................   13,250     *             11,250            2,000      *
Kevin F. Flynn June 1992 Non-Exempt Trust....   23,457     *             12,843           10,614      *
Robert Flynn.................................    1,688     *              1,688                0      *
Richard A. Forsythe Revocable Trust..........    4,781     *              4,781                0      *
J. Richard Fredericks........................      398     *                398                0      *

                                                     TOTAL                                  SHARES NOT
                                                 SHARES OWNED                          REGISTERED HEREUNDER
                                               -----------------   SHARES REGISTERED   ---------------------
                    NAME                       NUMBER    PERCENT       HEREUNDER        NUMBER      PERCENT
                    ----                       -------   -------   -----------------   ---------   ---------
Frontenac VI Limited Partnership.............  488,608     1.5%          63,781          424,827      1.3%
Stuart Fullinwider...........................   16,245     *              3,125           13,120      *
Robert D. Furst, Jr..........................      695     *                195              500      *
Furst Rudman Investors, L.L.P................    2,390     *              2,390                0      *
Hollis Geiger, Jr............................      598     *                598                0      *
Thomas F. Githens Family Partnership.........    6,647     *              2,824            3,823      *
Glenbrook Partners...........................    3,984     *              3,984                0      *
J. Douglas Gray..............................    3,391     *              2,391            1,000      *
Great Lakes Bagels, L.L.C....................  105,419     *            103,500            1,919      *
Arnold C. Greenberg..........................   20,000     *             12,500            7,500      *
Grosvenor Fund, L.P..........................    2,812     *              2,812                0      *
Robert Guerin................................   10,620     *             10,620                0      *
Gulfstream Bagels, L.P.......................   72,618     *             72,618                0      *
Miriam and Peter Haas Fund...................   11,954     *             11,954                0      *
Hal P. Harlan................................    3,825     *              3,825                0      *
Harlan Bagel Supply Co.......................   23,173     *             23,173                0      *
J. Bruce Harreld.............................    2,500     *              2,500                0      *
Nancy Hauge..................................    4,752     *              4,752                0      *
Bob Haveman..................................    1,969     *                256            1,713      *
Wallace R. & Alexandra W. Hawley Revocable
  Living Trust Dated 7/30/92.................    3,917     *              3,917                0      *
Mark Hayden..................................   18,967     *             16,467            2,500      *
Hay Property Company, Ltd....................    4,500     *              4,500                0      *
Theodore Heininger...........................    4,844     *                 32            4,812      *
J. Michael Hester............................    5,738     *              5,738                0      *
James L. Hilmer..............................   80,473     *             80,278              195      *
A. Barry Hirschfeld..........................    3,391     *              2,391            1,000      *
Jack R. Hlustik..............................    1,738     *                 96            1,642      *
Brian Lee Holcomb............................       99     *                 99                0      *
Matt Holmes..................................    2,901     *              1,901            1,000      *
Joe Hoog.....................................      956     *                956                0      *
Hope College.................................    2,461     *                320            2,141      *
H.P. Family Trust............................    2,461     *                320            2,141      *
William B. Hughson and Margaret Hsia
  Revocable Trust............................    2,566     *              2,566                0      *
Peter H. Huizenga............................   20,586     *              2,416           18,170      *
Peter H. Huizenga Testamentary Trust dtd
  9/1/56.....................................   18,586     *              2,416           16,170      *
William P. Hulligan..........................   53,025     *             15,106           37,919      *
Barbara Huth.................................    9,772     *              1,276            8,496      *
M Howard Jacobson............................    1,000     *                500              500      *
JHR Enterprises, Inc.........................      528     *                528                0      *
JMH Associates, Inc. Profit Sharing Fund.....    3,825     *              3,825                0      *
James Jurries................................    2,461     *                320            2,141      *
James L. Jurries, Trustee of Kristin S.
  Jurries Trust dtd 5/21/91..................    1,231     *                160            1,071      *
James L. Jurries, Trustee of Steven J.
  Jurries Trust dtd 12/21/93.................    1,231     *                160            1,071      *
JWC Trust....................................    3,825     *              3,825                0      *
K & H Sutter Co..............................      398     *                398                0      *

                                                     TOTAL                                  SHARES NOT
                                                 SHARES OWNED                          REGISTERED HEREUNDER
                                               -----------------   SHARES REGISTERED   ---------------------
                    NAME                       NUMBER    PERCENT       HEREUNDER        NUMBER      PERCENT
                    ----                       -------   -------   -----------------   ---------   ---------
Ronald G. Kenny..............................    1,492     *                 64            1,428      *
Jeffrey A. Klein.............................   37,094     *             11,095           25,999      *
Karen Klein..................................    1,426     *              1,426                0      *
KMK & Associates.............................   10,563     *              9,563            1,000      *
James W. Largay..............................   57,492     *             16,992           40,500      *
Lowell H. Leberman...........................    4,943     *              2,296            2,647      *
Perry J. Lewis...............................    5,974     *              5,974                0      *
Lewis-Sebring Family Foundation..............   45,444     *             45,444                0      *
Frederick W. Ley.............................   57,198     *              1,595           55,603      *
Mark Link....................................    2,990     *                 64            2,926      *
Gail A. Lozoff...............................    4,249     *              4,249                0      *
James Robert Maher...........................      995     *                995                0      *
Don Manuel...................................      478     *                478                0      *
Miriam G. Margulies..........................      149     *                149                0      *
Daniel C. Marino, Jr.........................   43,975     *              5,740           38,235      *
Marquette Venture Partners II, L.P...........   62,519     *             31,005           31,514      *
Maverick Fund USA, Ltd.......................    9,563     *              9,563                0      *
Mayfair Bagels, L.L.C........................   68,831     *             68,831                0      *
W. McDowell, Jr..............................    2,250     *              2,250                0      *
John and Janet Melk, Joint Tenants...........   49,813     *             47,813            2,000      *
David B. Meltzer.............................    2,869     *              2,869                0      *
D. Michael Meyer.............................    2,109     *              2,109                0      *
M Group Investments, III L.P.................   42,462     *              5,543           36,919      *
James Fox Miller.............................    9,563     *              9,563                0      *
Lewis Miller.................................    2,096     *                983            1,113      *
Jim Mizes....................................   12,778     *              9,028            3,750      *
C. Barry Montgomery..........................    3,442     *                319            3,123      *
John A. Morgan...............................   21,416     *              8,225           13,191      *
Morgan, Lewis, Githens & Ahn, L.P............   14,344     *             14,344                0      *
John B. Morlock..............................   15,150     *             12,650            2,500      *
Shirley Morlock..............................    1,276     *              1,276                0      *
Mount Tamalpais School.......................      100     *                100                0      *
John Muehlstein..............................   16,757     *             16,757                0      *
Dennis B. Mullen.............................    1,100     *              1,100                0      *
Andrew P. Murphy.............................    1,125     *              1,125                0      *
Barbara Musante..............................    8,152     *              6,652            1,500      *
MVP II Affiliates Fund, L.P..................      886     *                886                0      *
Alfred G. Nadaff.............................    6,180     *                656            5,524      *
Gary Thomas Naifeh...........................    6,193     *                319            5,874      *
Jeffrey C. Neal..............................   93,831     *             26,920           66,911      *
Richard S. Neely.............................    1,953     *              1,953                0      *
The Nippon Credit Bank.......................      478     *                478                0      *
Noah's Pacific, L.L.C........................  126,496     *            126,496                0      *
Stephen A. Norman............................  195,358     *              7,483          187,875      *
NS Associates, Inc...........................    2,812     *              2,812                0      *
OBG Holdings, Inc. Charitable Remainder
  Trust......................................  250,000     *            250,000                0      *
Offer Partner Limited Partnership............  682,876     2.1%         682,876                0      *
Alain O'Hayon................................      478     *                478                0      *
John Otterlei................................      398     *                398                0      *
Edward M. Palms..............................    4,943     *                319            4,624      *

                                                     TOTAL                                  SHARES NOT
                                                 SHARES OWNED                          REGISTERED HEREUNDER
                                               -----------------   SHARES REGISTERED   ---------------------
                    NAME                       NUMBER    PERCENT       HEREUNDER        NUMBER      PERCENT
                    ----                       -------   -------   -----------------   ---------   ---------
George G.C. Parker...........................    1,711     *              1,711                0      *
Ronald N. Paul...............................    1,062     *                139              923      *
Nicholas Biddle Paumgarten...................      796     *                796                0      *
Peer Pedersen................................  131,162     *            131,162                0      *
Joren C. Peterson............................   12,272     *              1,276           10,996      *
William G. Petty, Jr.........................      985     *                128              857      *
Philly Rose, L.P.............................   92,700     *             92,700                0      *
The Pigott Family Partnership................    2,123     *                277            1,846      *
The Pisces Fund..............................   18,894     *             18,894                0      *
Platinum Venture Partners I, L.P.............   19,789     *              2,583           17,206      *
Platinum Venture Partners II, L.P............   24,186     *              3,157           21,029      *
John E. Plummer..............................    1,062     *                139              923      *
Kathrin Winne Poole..........................       98     *                 98                0      *
PSR Investments, L.P.........................    9,562     *              9,562                0      *
Steven J. Quamme.............................    5,625     *              5,625                0      *
A.G. Rappaport...............................   12,677     *              8,927            3,750      *
Charles Reeder...............................    3,390     *              2,390            1,000      *
RET Investments, L.P.........................    1,137     *              1,137                0      *
J. Christopher Reyes.........................   17,012     *              7,552            9,460      *
M. Jude Reyes................................   26,012     *              7,552           18,460      *
Jack S. Rice.................................    1,628     *              1,628                0      *
Jeffrey J. Rice..............................    1,575     *              1,575                0      *
Mark E. Rice.................................    1,575     *              1,575                0      *
Rodney Rice..................................   26,568     *             22,818            3,750      *
Peter G. Rogan...............................    1,421     *              1,421                0      *
Jesse T. Rogers and Melinda B. Rogers,
  Trustee of the Rogers Family 1995 Trust
  Dated 3/31/95..............................      199     *                199                0      *
Harry T. Rose................................    6,141     *              2,391            3,750      *
Howard B. Rosenberg..........................    1,476     *              1,476                0      *
Maurice Rowe.................................    9,122     *              1,276            7,846      *
Royce Family Fund............................    1,992     *              1,992                0      *
Keith M. Rudman..............................      196     *                196                0      *
Karen Rugen..................................    5,433     *                383            5,050      *
Lloyd D. Ruth................................    6,286     *              6,286                0      *
1989 Ryan Family Trust.......................   85,924     *             11,086           74,838      *
Joseph M. Schell.............................      995     *                995                0      *
Martin S. Schwartz...........................   11,453     *             11,453                0      *
Martin S. Schwartz Trust FBO Stacy
  Schwartz...................................      500     *                500                0      *
Penny Bender Sebring.........................   50,934     *             50,934                0      *
Segal Family Partnership.....................    4,245     *                553            3,692      *
Mayo A. Shattuck III.........................      398     *                398                0      *
Colleen Shearer..............................   27,912     *              4,263           23,649      *
Jeffry J. Shearer............................   61,939     *             59,439            2,500      *
Kevin Shepherd...............................    1,420     *              1,420                0      *
John A. Shields..............................   25,100     *              5,640           19,460      *
John K. Skeen................................      190     *                190                0      *
Stuart M. Sloan..............................    1,992     *              1,992                0      *
Judith A. Smith..............................    1,901     *              1,901                0      *

                                                     TOTAL                                  SHARES NOT
                                                 SHARES OWNED                          REGISTERED HEREUNDER
                                               -----------------   SHARES REGISTERED   ---------------------
                    NAME                       NUMBER    PERCENT       HEREUNDER        NUMBER      PERCENT
                    ----                       -------   -------   -----------------   ---------   ---------
Richard A. Smith and Mary Ellen
  Zweifel-Smith, Trustees of the Smith Family
  Trust U/D/T dated 4/3/96...................      398     *                398                0      *
Geoff Soper..................................    2,389     *                812            1,577      *
David Stanchak...............................   58,857     *             49,306            9,551      *
Starbucks Corporation........................  111,045     *            111,045                0      *
Thomas George Stemberg.......................      398     *                398                0      *
Mark W. Stephens.............................  103,930     *            103,930                0      *
S. Kent Stewart..............................      837     *                837                0      *
Storie Partners, L.P.........................    2,109     *              2,109                0      *
North American Trust Company, f/b/o Paul
  Strasen....................................    3,653     *                255            3,398      *
Sunbelt Bagels, L.L.C........................   83,478     *             83,478                0      *
Shepard C. Swift.............................    2,616     *              1,616            1,000      *
Emanuel B. Tarrson...........................    3,246     *              3,246                0      *
Ronald E. Tarrson............................    3,246     *              3,246                0      *
Steven Tarrson...............................    2,109     *              2,109                0      *
Steven Tarrson Trust.........................      568     *                568                0      *
Rick Tasman..................................      772     *                772                0      *
Mark Thomas..................................      772     *                772                0      *
Howard Holmes Tomlinson......................       98     *                 98                0      *
Triune, Inc..................................    1,758     *              1,758                0      *
Triune Venture Holdings, L.P.................    6,266     *              4,841            1,425      *
Triune Venture Partners II, L.P..............   28,125     *             28,125                0      *
Doug Troy....................................   11,528     *              9,028            2,500      *
University of Southern California............   19,924     *             19,924                0      *
Douglas J. Valenti...........................    5,905     *              5,905                0      *
Terry Van Der Aa.............................    2,461     *                320            2,141      *
Paul S. Vander Woude.........................    1,493     *                 64            1,429      *
Mark G. Villalpando..........................    8,751     *                255            8,496      *
Anthony J. and Paula Vinci, Joint Tenants....    2,443     *                319            2,124      *
Frank L. Walters, Jr.........................      120     *                120                0      *
Charles G. Ward..............................      398     *                398                0      *
Howard C. Warren.............................   92,275     *             53,356           38,919      *
Washington & Lee University..................       79     *                 79                0      *
Gary & Margot Weinstein......................    4,923     *                640            4,283      *
Blanch Weiss or Howard Weiss.................      300     *                300                0      *
John Bradford Wells and Dawn Marie Wells
  Trustees of the Wells Family 1993 Trust UDT
  Dated 11/4/93..............................      199     *                199                0      *
M. David White...............................   43,773     *              2,860           40,913      *
Everen Clearing Corp. Cust. f/b/o William D.
  White Jr...................................      128     *                128                0      *
Wijler Guernsey, Ltd.........................   14,344     *             14,344                0      *
Richard John Williams........................    2,231     *                160            2,071      *
Timothy J. Wollaeger & Cynthia K. Wollaeger,
  Trustees of Trust dated April 25, 1995.....      500     *                500                0      *
Youngstown Partners..........................   39,375     *             39,375                0      *
Laurence M. Zwain............................    7,281     *              7,281                0      *

     Noah C. Alper served as Vice Chairman of the Company from March 1996 until February 1997. Prior thereto, Mr. Alper was Chairman of the Board of Noah's prior to its acquisition by the Company in February 1996. Glenn Bacheller served as President of Noah's from December 1995 until September 1996. Mr. Bacheller was also a minority equity investor of Noah's. Albert Baldocchi served as Vice President -- Business Development of the Company from February 1995 until April 1997. Bank of America Illinois is a participating bank in the Company's $45.0 million secured, revolving credit facility. B&B Holdings, Inc. is owned by the spouse of Gail Lozoff, a Vice President and a director of the Company since April 1995. B&B Holdings, Inc. was formerly known as Bagel & Bagel, Inc. Michael Beaudoin has served as Senior Vice President of the Company since May 1997. Mr. Beaudoin also served as Senior Vice President -- Supply Chain of the Company from July 1996 until February 1997 and as Vice President and Chief Financial Officer of the Company from July 1995 until July 1996. Brau Family Partnership, L.P. is controlled by Michael E. and Rachel C. Brau, who controlled Baltimore Bagel Co. prior to its acquisition by the Company in August 1995. Michael E. and Rachel C. Brau are also trustees and beneficiaries of the Brau Living Trust dated 1/23/90. Michael Brau has served as Vice President -- Operations of the Company since August 1996. Dean L. Buntrock has been a director of Boston Chicken since 1993. James S. Cary has served as Vice President -- Research and Development of the Company since July 1996. Daniel V. Colangelo served as President of the Company's Rocky Mountain Division from March 1995 until he became President and Chief Executive Officer of the Company, positions he held until January 1996. Mr. Colangelo was a controlling stockholder of Brackman Brothers, Inc. prior to its acquisition by the Company in March 1995. Colonial Bagels, L.P. is an area developer of the Company. Finest Bagels, L.L.C. is an area developer of the Company. Frontenac VI Limited Partnership is a limited partnership, the general partner of which is an entity of which Mr. Koldyke, a director of the Company, is a general partner. Great Lakes Bagels, L.L.C. is an area developer of the Company. Arnold C. Greenberg has been a director of Boston Chicken since February 1991. Gulfstream Bagels, L.P. is an area developer of the Company. Hal P. Harlan is an equity owner of Harlan Bagel Supply Company ("Harlan"), with whom the Company has entered into a project and approved supplier agreement pursuant to which Harlan provides the Company's area developers and their food service distributors with frozen bagel dough. See "Business -- Vendors." J. Bruce Harreld has been a director of Boston Chicken since June 1993. James L. Hilmer served as consultant to the Company from March 1995 until April 1996. M Howard Jacobson has served as a director of Boston Chicken since February 1991. James W. Largay was an employee of the Company from March 1995 until March 1996. In addition, Mr. Largay was an equity owner of Brackman prior to its acquisition by the Company. Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. are partnerships, the general partner of each of which is an entity of which Mr. Ruth, a director of the Company, is a general partner. Lewis Miller was an employee of the Company from May 1995 until May 1996. Jim Mizes has served as Executive Vice President of either Noah's or Noah's New York Bagels, L.L.C., an area developer of the Company, since May 1994. Alfred G. Nadaff was an employee of the Company from March 1995 until November 1995. Gary Thomas Naifeh has served as Vice President -- Marketing & Advertising since August 1995. Noah's Pacific, L.L.C. is an area developer of the Company. Stephen A. Norman served as Chief Operating Officer of the Company from March 1995 until March 1996. In addition, Mr. Norman was an equity owner of Brackman prior to its acquisition by the Company. John Offerdahl, a director of the Company, is a trustee and beneficiary of OBG Holdings, Inc. Charitable Remainder Trust. Offer Partner Limited Partnership is a partnership whose sole limited partner and general partner is a corporation controlled by Mr. Offerdahl and his spouse. Peer Pedersen has served as a director of Boston Chicken since January 1993. Philly Rose, L.P. is an area developer of the Company. Steven J. Quamme is an executive and equity owner of Mayfair Bagels, L.L.C. A.G. Rappaport was an employee and equity owner of Gulfstream Bagels, L.P. Rodney Rice has served as a Vice President of the Company since November 1996. Prior thereto, Mr. Rice was an employee of the Company since October 1995. Mark W. Stephens has been a Vice Chairman and a director of Boston Chicken since December 1995. Paul
A. Strasen, Senior Vice President, General Counsel and Assistant Secretary, beneficially owns the shares held by North American Trust Company, f/b/o Paul Strasen. Sunbelt Bagels, L.L.C. is an area developer of the Company. Laurence M. Zwain has been a Vice Chairman and a director of Boston Chicken since August 1996. With respect to relationships between the Company and Messrs. Alam, Butler, Carlborg, Craig, Heininger, Muehlstein, Ruth and Stanchak and Ms. Lozoff, see "Management."

                              PLAN OF DISTRIBUTION

     An aggregate of up to 5,158,286 Registering Stockholders' Shares may be offered and sold pursuant to this Prospectus. The distribution of such Shares by the Registering Stockholders may be effected from time to time in one or more transactions on the Nasdaq National Market (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Registering Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Registering Stockholders in amounts to be negotiated. The Registering Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of the Shares sold. This Prospectus also may be used, with the Company's consent, by transferees, pledgees or donees of the Registering Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. To the extent, required, the Company will file, during any period during which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of the transferees, pledgees or donees of Registering Stockholders and any other material information with respect to the plan of distribution not previously disclosed.

     The Company will pay all expenses of filing the Registration Statement and preparing and reproducing this Prospectus. The Registering Stockholders will pay any selling expenses, including brokerage commissions, incurred in connection with their sale of any Shares covered by this Prospectus.

                                    EXPERTS

     The financial statements of the Company and subsidiaries at December 31, 1995 and at December 29, 1996, and for the period from March 24, 1995 (inception) through December 31, 1995 and for the fiscal year ended December 29, 1996 included in this Prospectus and the related financial statement schedule included in the Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon also included in the Registration Statement of which this Prospectus forms a part, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................   F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets at December 31, 1995 and
     December 29, 1996......................................   F-3
  Consolidated Statements of Operations for the period from
     March 24, 1995 (inception) through December 31, 1995
     and the fiscal year ended December 29, 1996............   F-4
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the period from March 24, 1995 (inception) through
     December 31, 1995, and the fiscal year ended December
     29, 1996...............................................   F-5
  Consolidated Statements of Cash Flows for the period from
     March 24, 1995 (inception) through December 31, 1995
     and the fiscal year ended December 29, 1996............   F-6
  Notes to Audited Consolidated Financial Statements........   F-7
  Consolidated Balance Sheets as of December 29, 1996 and
     April 20, 1997 (unaudited).............................  F-21
  Consolidated Statements of Operations for the quarters
     ended April 21, 1996 and April 20, 1997 (unaudited)....  F-22
  Consolidated Statements of Cash Flows for the quarters
     ended April 21, 1996 and April 20, 1997 (unaudited)....  F-23
  Notes to Unaudited Consolidated Financial Statements......  F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Einstein/Noah Bagel Corp.:

     We have audited the accompanying consolidated balance sheets of Einstein/Noah Bagel Corp. (a Delaware corporation) and subsidiaries as of December 31, 1995 and December 29, 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from March 24, 1995 (inception) through December 31, 1995, and for the fiscal year ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Einstein/Noah Bagel Corp. and subsidiaries as of December 31, 1995 and December 29, 1996, and the results of their operations and their cash flows for the period from March 24, 1995 (inception) through December 31, 1995 and for the fiscal year ended December 29, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado
March 24, 1997

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 29,
                                                                  1995            1996
                                                              ------------    ------------
Current Assets:
  Cash and cash equivalents.................................    $  5,368        $ 50,741
  Accounts receivable, net..................................       1,327           5,589
  Prepaid expenses and other current assets.................       2,592             579
                                                                --------        --------
          Total current assets..............................       9,287          56,909
Property and Equipment, net.................................      19,410          28,213
Notes Receivable............................................       7,267         146,087
Goodwill, net...............................................      13,715          68,921
Trademarks, net.............................................          --          22,239
Recipes, net................................................          --           4,758
Other Assets, net...........................................         620           5,291
                                                                --------        --------
          Total assets......................................    $ 50,299        $332,418
                                                                ========        ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable..........................................    $  5,633        $  3,873
  Accrued expenses..........................................       2,968           3,615
  Deferred franchise revenue................................         645           3,000
                                                                --------        --------
          Total current liabilities.........................       9,246          10,488
Convertible Debt............................................      40,000              --
Deferred Franchise Revenue..................................         265           6,105
Other Noncurrent Liabilities................................       2,907             308
Repurchase Common Stock Shares -- 1,721,250 issued and
  outstanding in 1995.......................................      11,062              --
Series A Preferred Stock -- 6,250 issued and outstanding in
  1995......................................................       7,813              --
Commitments and Contingencies Stockholders' Equity
  (Deficit):
  Preferred Stock -- $.01 par value; 20,000,000 shares
     authorized; no shares issued and outstanding...........          --              --
  Common Stock -- $.01 par value; 200,000,000 shares
     authorized; 3,848,607 shares issued and outstanding in
     1995 and 32,299,756 issued and outstanding in 1996.....          38             323
  Additional paid-in capital................................      22,684         353,203
  Accumulated deficit.......................................     (43,716)        (38,009)
                                                                --------        --------
       Total stockholders' equity (deficit).................     (20,994)        315,517
                                                                --------        --------
          Total liabilities and stockholders' equity
            (deficit).......................................    $ 50,299        $332,418
                                                                ========        ========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               PERIOD FROM
                                                              MARCH 24, 1995       FISCAL
                                                               (INCEPTION)          YEAR
                                                                 THROUGH           ENDED
                                                               DECEMBER 31,     DECEMBER 29,
                                                                   1995             1996
                                                              --------------    ------------
Revenue:
  Company stores............................................     $ 25,685         $35,803
  Royalties and franchise-related fees......................          671          19,918
  Interest income...........................................           67           5,986
                                                                 --------         -------
          Total revenue.....................................       26,423          61,707
Costs and Expenses:
  Cost of products sold.....................................        8,239          11,546
  Salaries and benefits.....................................       13,531          18,302
  General and administrative................................       47,805          21,820
                                                                 --------         -------
          Total costs and expenses..........................       69,575          51,668
                                                                 --------         -------
Income (Loss) from Operations...............................      (43,152)         10,039
Other Income (Expense):
  Interest expense, net.....................................       (1,281)         (6,261)
  Other income, net.........................................          717           1,929
                                                                 --------         -------
          Total other income (expense)......................         (564)         (4,332)
                                                                 --------         -------
Income (Loss) Before Income Taxes...........................      (43,716)          5,707
Income Taxes................................................           --              --
                                                                 --------         -------
Net Income (Loss)...........................................     $(43,716)        $ 5,707
                                                                 ========         =======
Net Income (Loss) Per Common and Equivalent Share...........     $  (4.54)        $  0.25
                                                                 ========         =======
Weighted Average Number of Common and Equivalent Shares
  Outstanding...............................................        9,659          22,344
                                                                 ========         =======

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                              PERIOD FROM
                                                               MARCH 24,
                                                                  1995           FISCAL
                                                              (INCEPTION)         YEAR
                                                                THROUGH          ENDED
                                                              DECEMBER 31,    DECEMBER 29,
                                                                  1995            1996
                                                              ------------    ------------
COMMON STOCK
  Balance at beginning of period............................    $     --        $     38
  Conversion of preferred stock, repurchase common stock,
     and debt...............................................          --             175
  Issuance of common stock..................................          38              96
  Exercise of stock options and warrants....................          --              14
                                                                --------        --------
  Balance at end of year....................................    $     38        $    323
                                                                ========        ========
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of period............................    $     --        $ 22,684
  Conversion of preferred stock, repurchase common stock and
     debt...................................................          --         140,270
  Issuance of common stock, net of offering costs of $500 in
     1995 and $10,343 in 1996...............................      22,051         182,491
  Exercise of stock options and warrants....................          --           9,227
  Dividends on Series A preferred stock and accretion of
     dividends on repurchase common stock...................      (1,077)         (1,708)
  Issuance of options and warrants..........................       1,710             239
                                                                --------        --------
  Balance at end of year....................................    $ 22,684        $353,203
                                                                ========        ========
ACCUMULATED DEFICIT
  Balance at beginning of period............................    $     --        $(43,716)
  Net income (loss).........................................     (43,716)          5,707
                                                                --------        --------
     Balance at end of year.................................    $(43,716)       $(38,009)
                                                                ========        ========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               PERIOD FROM
                                                              MARCH 24, 1995
                                                               (INCEPTION)     FISCAL YEAR
                                                                 THROUGH          ENDED
                                                               DECEMBER 31,    DECEMBER 29,
                                                                   1995            1996
                                                              --------------   ------------
Cash Flows from Operating Activities:
  Net income (loss).........................................     $(43,716)      $   5,707
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................        1,657           5,431
     Warrant and option expense.............................        1,710             239
     Write-off of intangible assets.........................       26,575              --
     Gain on the sale of marketable equity securities.......         (719)         (1,824)
     Changes in assets and liabilities, net of effect of
      acquisitions:
       Accounts receivable..................................         (680)         (3,966)
       Accounts payable and accrued expenses................        1,778            (292)
       Deferred franchise revenue...........................          910           8,180
       Other assets and liabilities.........................          173          (7,003)
                                                                 --------       ---------
          Net cash provided by (used in) operating
            activities......................................      (12,312)          6,472
                                                                 --------       ---------
Cash Flows from Investing Activities:
  Purchase of property and equipment........................      (18,109)        (38,198)
  Proceeds from sale of net assets..........................        5,519          49,943
  Acquisition of Noah's New York Bagels, Inc., net of cash
     acquired...............................................           --        (100,902)
  Purchase of marketable equity securities, net of proceeds
     from sales.............................................      (22,682)          1,824
  Purchase of other assets..................................         (621)         (6,552)
  Issuance of notes receivable..............................      (10,569)       (209,514)
  Repayment of notes receivable.............................        3,831          70,694
                                                                 --------       ---------
          Net cash used in investing activities.............      (42,631)       (232,705)
                                                                 --------       ---------
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock....................       20,311         191,606
  Proceeds from convertible debt............................       91,060         352,272
  Repayment of convertible debt.............................      (51,060)       (272,272)
                                                                 --------       ---------
          Net cash provided by financing activities.........       60,311         271,606
                                                                 --------       ---------
Net Increase in Cash and Cash Equivalents...................        5,368          45,373
Cash and Cash Equivalents, beginning of period..............           --           5,368
                                                                 --------       ---------
Cash and Cash Equivalents, end of year......................     $  5,368       $  50,741
                                                                 ========       =========
Supplemental Cash Flow Information:
  Interest Paid.............................................     $  1,107       $   7,232
                                                                 ========       =========
Supplemental Schedule of Non-Cash Activities:
  Conversion of debt to common stock........................     $     --       $ 120,000
                                                                 ========       =========
  Conversion of preferred stock, repurchase common stock and
     accrued dividends on preferred stock...................     $     --       $  20,445
                                                                 ========       =========
  Exchange of preferred stock, repurchase common stock,
     common stock and marketable equity securities for net
     assets acquired........................................     $ 42,742       $      --
                                                                 ========       =========
  Issuance of common stock for note receivable..............     $    437       $      --
                                                                 ========       =========
  Accretion of dividends on repurchase common stock.........     $    933       $   1,486
                                                                 ========       =========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

               NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS

     Einstein/Noah Bagel Corp. and its subsidiaries (the "Company") franchise and operate specialty retail stores in the United States that feature fresh-baked bagels, cream cheeses, specialty coffees and teas, and creative soups, salads and sandwiches. At December 31, 1995, there were 60 stores in operation systemwide, consisting of 47 Company stores and 13 franchise stores. In 1995, the Company sold 13 Company stores to area developers of the Company. At December 29, 1996, there were 315 stores in operation systemwide, consisting of 301 franchise stores and 14 Company stores. In 1996, the Company sold 105 Company stores to area developers of the Company. Subject to the provisions of the applicable franchise agreements, the Company is obligated to allow franchisees to utilize the Company's trademarks, copyrights, recipes, operating procedures and other elements of its systems in the operation of franchise stores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Einstein/Noah Bagel Corp. and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

     Fiscal Year. The Company's fiscal year is the 52/53-week period ending on the last Sunday in December, and normally consist of 13 four-week periods. The first quarter consists of four periods and each of the remaining three quarters consist of three periods. Fiscal period 1995 was the period from March 24, 1995 (inception) through December 31, 1995. Fiscal year 1996 contained 13 four-week periods.

     Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and on deposit and highly liquid instruments purchased with maturities of three months or less.

     Inventories. Inventories, which are classified in prepaid expenses and other current assets, are stated at the lower of cost (first-in, first-out) or market and consist of food, paper products and supplies.

     Property and Equipment. Property and equipment is stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization has been calculated using the straight-line method with buildings and improvements being depreciated over 15 to 30 years, leasehold improvements being amortized over the lesser of their useful lives or their lease terms, including option periods, furniture, fixtures and equipment being depreciated over 5 to 8 years, and pre-opening costs being depreciated over one year.

     Property and equipment additions include acquisitions of buildings and equipment, costs incurred in the development and construction of new stores, and major improvements to existing stores. Expenditures for maintenance and repairs are charged to expense as incurred. Pre-opening costs consist primarily of salaries and other direct expenses incurred in connection with the set-up, initial stocking of stores, initial training of employees and general store management activities incurred prior to the opening of new stores.

     Long-Lived Assets. The Company evaluates whether events and circumstances have occurred that indicate revision to the remaining useful lives or the remaining balances of long-lived assets may be appropriate. Such events and circumstances include, but are not limited to, a change in business strategy or a change in current and long-term projected operating performance. When factors indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of such asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the asset.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

     Revenue Recognition. Revenue from Company stores is recognized in the period during which related food and beverage products are sold. Royalties are recognized in the same period that related franchise store revenue is generated. Revenue derived from initial franchise fees and area development fees is recognized when the franchise store opens. Real estate fees are recognized as earned, and lease income is recognized over the life of the lease on a straight-line basis. Interest income is recognized as earned. The components of royalties and franchise-related fees are as follows (in thousands of dollars):

                                                             FISCAL PERIOD OR YEAR ENDED
                                                             ----------------------------
                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
Initial franchise and area development fees................      $520          $12,140
Royalties..................................................        35            6,086
Real estate fees and lease income..........................        --            1,564
Other......................................................       116              128
                                                                 ----          -------
Total royalties and franchise related fees.................      $671          $19,918
                                                                 ====          =======

     Per Share Data. Net income (loss) per common share is computed by dividing net income (loss), adjusted for dividends on Series A preferred stock, by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. Common and equivalent shares include any common stock, options and warrants issued within one year prior to the effective date of the Company's initial public offering, with a price below the initial public offering price. These have been included as common stock equivalents outstanding, reduced by the number of shares of common stock which could be purchased with the proceeds from the assumed exercise of the options and warrants, including tax benefits assumed to be realized.

     Advertising Costs. Advertising costs are expensed in the period incurred. Employee Stock Options. The Company accounts for its employee stock options in accordance with the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") are presented in Note 12.

     Employee Benefit Plan. The Company has a 401(k) plan to which the Company makes no contributions.

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications. Certain reclassifications have been made to the 1995 amounts to conform with the 1996 presentation.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

3. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

     Accounts receivable are net of an allowance for doubtful accounts of $81,000 at December 31, 1995. There was no allowance at December 29, 1996.

                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
Property and equipment consists of (in thousands of
  dollars):
  Land.....................................................    $   123         $   118
  Buildings and improvements...............................        366             384
  Development in progress..................................      1,212           1,449
  Leasehold improvements...................................     10,505           9,763
  Furniture, fixtures and equipment........................      7,544          17,962
  Pre-opening expenses.....................................        401              --
                                                               -------         -------
                                                                20,151          29,676
  Less: Accumulated depreciation and amortization..........       (741)         (1,463)
                                                               -------         -------
          Total property and equipment, net................    $19,410         $28,213
                                                               =======         =======

Included in furniture, fixtures and equipment are $14.9 million (net of accumulated depreciation of approximately $860,000) of assets leased to others at December 29, 1996.

     Goodwill, trademarks, and recipes are reported net of accumulated amortization of $2.2 million, $584,000, and $484,000, respectively, as of December 29, 1996. Goodwill is net of accumulated amortization of $269,000 as of December 31, 1995.

                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
Accrued expenses consist of (in thousands of dollars):
  Accrued payroll and fringe benefits......................    $   876         $   871
  Accrued interest.........................................        325              17
  Accrued other............................................      1,767           2,727
                                                               -------         -------
          Total accrued expenses...........................    $ 2,968         $ 3,615
                                                               =======         =======

                                                             FISCAL PERIOD OR YEAR ENDED
                                                             ----------------------------
                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
Interest expense, net consists of (in thousands of
  dollars):
  Interest expense.........................................    $(1,432)        $(6,950)
  Interest income..........................................        151             689
                                                               -------         -------
          Total interest expense, net......................    $(1,281)        $(6,261)
                                                               =======         =======

4. ACQUISITIONS

     In 1995, the Company acquired four regional bagel companies. In March 1995, the acquisitions included Brackman Brothers, Inc., for which the Company issued 573,750 shares of common stock valued at $5.88 per share and other marketable equity securities with a value of $8.3 million, Bagel & Bagel, Inc., for which the Company issued 573,750 shares of common stock valued at $5.88 per share and other marketable equity securities with a value of $5.5 million, and Offerdahl's Bagel Gourmet, Inc., for which the Company issued 811,625 shares of common stock valued at $5.88 per share and other marketable equity securities with a value of $5.6 million. In August 1995, the Company acquired Baltimore Bagel Co. ("Baltimore Bagel"), for which

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES the Company issued 6,250 shares of Series A preferred stock with a value of $7.8 million and other marketable equity securities with a value of $4.0 million. Pursuant to the acquisitions, the Company agreed to repurchase up to 1,721,250 shares of the common stock under certain circumstances (see Note 12). The acquisitions have been accounted for as purchases, and, accordingly, the purchase prices were allocated to assets (both tangible and intangible) and liabilities based upon their fair values at the dates of the acquisitions. The total purchase price for these four companies, including assumption of liabilities, was $51.1 million, of which $21.2 million was allocated to trademarks (amortized over a 35-year life), $5.4 million was allocated to recipes (amortized over a 10-year life) and $14.0 million was allocated to goodwill (amortized over a 35-year life). Such assets were identified by management based upon its evaluation of the businesses acquired. The allocation of the purchase price to trademarks and recipes was based upon a royalty savings methodology which determines the present value of the stream of royalties which the Company believes an independent third party would be willing to pay to obtain the use of such trademarks and recipes. The estimated useful life for these assets was based upon various factors which existed at the time of the acquisitions, including the anticipated periods of benefit to be derived from the utilization of such assets in connection with executing a regional brand business strategy, increasing consumer demand for bagel products, the lack of a competitor with national brand awareness, the lack of regulatory limitations on the potential useful lives of such assets, the absence of any inherent or technological obsolescence for such assets, and in the case of trademarks, the long-lived nature of a primary brand name in the consumer marketplace. Subsequent to these acquisitions, management launched a project which resulted in the development of the Einstein Bros. Bagels brand and store, at which time management determined it would discontinue the use of the acquired trademarks and recipes. Consequently, this change in business strategy resulted in an impairment of these intangible assets, and, accordingly, the assets were written down to their fair market values, resulting in a write-off of $26.6 million in 1995.

     In February 1996, the Company acquired all of the outstanding capital stock of Noah's New York Bagels, Inc. for approximately $100.9 million. The acquisition has been accounted for as a purchase, and, accordingly, the purchase price was allocated to assets (both tangible and intangible) and liabilities based upon an evaluation of their fair values at the date of the acquisition. Of the total purchase price, $22.1 million was allocated to trademarks (amortized over a 35-year life), $5.2 million was allocated to recipes (amortized over a 10-year life) and $56.3 million was allocated to goodwill (amortized over a 35-year life). Such assets were identified by management based upon its evaluation of the business acquired. The allocation of the purchase price to trademarks and recipes was based upon the royalty savings methodology described in the preceding paragraph.

     The financial statements include the results of operations for the acquired entities from their dates of acquisition. The following represents the unaudited pro forma results of operations as if all of the purchase transactions described above had occurred at the beginning of the periods presented (in thousands of dollars, except per share data):

                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
Revenue....................................................    $ 70,388        $65,011
Net income (loss)..........................................     (56,236)         3,825
Net income (loss) per share................................       (5.82)          0.16

     The pro forma information given above does not purport to be indicative of the results that actually would have been reported if the transactions had occurred at the beginning of the periods presented and is not intended to be a projection of future results or trends.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and Cash Equivalents. The carrying value approximates fair value due to the length of maturity of the investments.

     Notes Receivable. The estimated fair value of notes receivable (Notes 6 and 11), including the conversion option, is based on the discounted value of future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

     Convertible Debt. The estimated fair value of convertible debt, including the conversion option, is based on the discounted value of future payments using the current rate at which similar loans would be made to companies with similar credit ratings.

     Repurchase Common Stock Shares. The estimated fair value of common stock subject to repurchase by the Company is based on the price of other common stock transactions near December 31, 1995.

     Series A Preferred Stock. The estimated fair value of Series A preferred stock is based on the discounted value of future cash flows using interest rates which would be applicable to similar instruments held in companies with similar credit ratings.

     The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

                                                     DECEMBER 31, 1995      DECEMBER 29, 1996
                                                    -------------------    --------------------
                                                    CARRYING     FAIR      CARRYING      FAIR
                                                     AMOUNT      VALUE      AMOUNT      VALUE
                                                    --------    -------    --------    --------
Cash and cash equivalents.........................  $ 5,368     $ 5,368    $ 50,741    $ 50,741
Notes receivable..................................    7,267       7,267     146,087     146,087
Convertible debt..................................   40,000      40,000          --          --
Repurchase common stock shares....................   11,062      11,142          --          --
Series A preferred stock..........................    7,813       7,813          --          --

6. NOTES RECEIVABLE

     The following table summarizes the primary components of notes receivable (in thousands of dollars):

                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
Due from area developers (Note 11).........................     $3,538         $140,754
Notes receivable from stockholder..........................      1,888            3,437
Term loans.................................................      1,108            1,496
Other......................................................        733              400
                                                                ------         --------
                                                                $7,267         $146,087
                                                                ======         ========

     Notes receivable from stockholder bear interest at the applicable reference rate of Bank of America Illinois ("Reference Rate") plus 1%. Principal and interest are due April 2001. The notes are collateralized by various assets.

     Term loans bear interest at the Reference Rate plus 1%. Principal is due in annual installments with balloon payments required on various dates through 2001. The loans are collateralized by various assets.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

7. DEBT

     The Company has a secured revolving credit facility providing for borrowings of up to $45.0 million through April 30, 1998. Borrowings under the facility may be either floating rate loans with interest at the Reference Rate plus applicable margin or, eurodollar rate loans with interest at the eurodollar rate plus applicable margin. In addition, a commitment fee of .5% of the average daily unused portion of the loan is required. The facility contains covenants that, among other things, restrict other borrowings, prohibit cash dividends, and require maintenance of specified cash flow ratios, store-level sales, and minimum capital levels. The facility is collateralized by substantially all of the assets of the Company. As of December 29, 1996, no balance was outstanding under the facility.

     The Company also has an unsecured non-convertible revolving credit facility from Boston Chicken, Inc. ("Boston Chicken") providing for borrowings of up to $50.0 million through June 15, 2003. The facility bears interest at the Reference Rate plus applicable margin. As of December 29, 1996, there was no balance outstanding under the facility.

8. INCOME TAXES

     As of December 29, 1996, the Company had cumulative federal and state tax operating loss carryforwards available to reduce future taxable income of approximately $17.0 million which begin to expire in 2010.

     The primary components that comprise deferred tax assets and liabilities are as follows (in thousands of dollars):

                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
Deferred tax assets:
  Accounts payable and accrued expenses....................    $    218        $    199
  Deferred franchise revenue...............................         355           3,551
  Other noncurrent liabilities.............................         220             226
  Write-off of intangible assets that are amortizable for
     tax...................................................       2,017           1,582
  Net operating loss carryforwards.........................       4,104           6,648
  Other....................................................       1,380              63
                                                               --------        --------
          Total deferred tax assets........................       8,294          12,269
Deferred tax liabilities:
  Property and equipment...................................        (489)         (1,335)
  Other assets.............................................        (116)           (652)
                                                               --------        --------
          Total deferred tax liabilities...................        (605)         (1,987)
                                                               --------        --------
          Net deferred tax assets..........................       7,689          10,282
  Valuation allowance......................................      (7,689)        (10,282)
                                                               --------        --------
  Net deferred tax assets..................................    $     --        $     --
                                                               ========        ========

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

     The increase in the valuation allowance of $2,593,000 from December 31, 1995 to December 29, 1996 is due to uncertainty regarding the realization of the related tax benefits. The difference between the Company's actual tax provision and the tax provision that would result from applying the statutory federal income tax rate to income before income taxes is attributable to the following (in thousands of dollars):

                                                              FISCAL YEAR ENDED
                                                              DECEMBER 29, 1996
                                                              -----------------
Income tax expense at statutory rate........................      $  1,997
State taxes, net of federal benefit.........................           228
Permanent difference related to goodwill....................         1,138
Change of valuation allowance...............................        (3,363)
                                                                  --------
Provision for income taxes..................................      $     --
                                                                  ========

9. NATIONAL AND LOCAL ADVERTISING FUNDS

     The Company administers a National Advertising Fund (the "Fund") to which stores make contributions based on individual franchise agreements (2% of base revenue). Collected amounts are spent primarily on developing marketing and advertising materials for use systemwide. In addition, the Company maintains Local Advertising Funds ("LAFs") that provide comprehensive advertising and sales promotion support for stores in particular markets. Contributions are made by all stores (a minimum of 4% of net revenue). The Company disburses funds and accounts for all transactions related to the Fund and LAFs. Such amounts are not segregated from the cash resources of the Company; however, consistent with Statement of Financial Accounting Standards No. 45 "Accounting for Franchise Fee Revenue", such funds are accounted for separately and are not included in the financial statements of the Company because the Company acts only as an agent for its franchisees in placing orders for advertising and paying related invoices out of such accounts.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases sites for its stores, commissaries and office space. Lease terms are generally five years with two or three five-year renewal options. The Company also subleases sites to its area developers. The sublease terms to area developers are negotiated at arm's length on commercially reasonable terms. The Company is contingently liable for all lease costs including common area maintenance charges. Most of the leases contain escalation clauses and common area maintenance charges.

     The following is a schedule of future minimum rental payments which are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year, sublease proceeds, and rental receipts due under leases on equipment owned by the Company as of December 29, 1996 (in thousands of dollars):

                                                                                       MINIMUM
                                                                                  RENTAL RECEIPTS ON
                                       MINIMUM       SUBLEASE     NET MINIMUM      EQUIPMENT OWNED
                                   RENTAL PAYMENTS   PROCEEDS   RENTAL PAYMENTS     BY THE COMPANY
                                   ---------------   --------   ---------------   ------------------
1997.............................      $14,085       $13,139        $  946              $1,279
1998.............................       13,436        12,686           750               1,278
1999.............................       12,892        12,232           660               1,276
2000.............................       11,952        11,395           557               1,284
2001.............................        9,130         8,627           503               1,273
Thereafter.......................       36,573        30,704         5,869               2,076
                                       -------       -------        ------             -------
                                       $98,068       $88,783        $9,285              $8,466
                                       =======       =======        ======             =======

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

     Rental expense, net of sublease income, under operating leases was approximately $1,909,000 and $1,601,000 for the period from March 24, 1995 (inception) through December 31, 1995 and for the fiscal year ended December 29, 1996, respectively.

     As of December 29, 1996, Bagel Store Development Funding, L.L.C. ("Bagel Funding") had invested a total of $70.2 million in the common equity of the Company's area developers. At December 29, 1996, the Company was the manager of Bagel Funding. Bagel Funding has the right to require each area developer to redeem Bagel Funding's equity interest in an area developer at a pre-determined formula price based on the store level cash flow of the area developer in the event that (i) the Company acquires a majority equity interest in the area developer pursuant to the exercise of its conversion or option rights under the area developer's secured loan agreement; (ii) the Company does not consent to the area developer's request to undertake a firm commitment underwritten public offering after the Company's conversion and option rights under its loan agreement with the area developer have expired unexercised; or (iii) the Company does not consent to the area developer's request to terminate the area developer's area development and franchise agreements with the Company after the Company's conversion and option rights under its loan agreement with the area developer have expired unexercised. In the event the area developer does not redeem Bagel Funding's equity interest when required to do so, the Company will be obligated to purchase from Bagel Funding its equity interest in the area developer at the same price applicable to the area developer.

     The Company has entered into a supply agreement relating to the purchase of certain minimum levels of cream cheese, which expires in October 2000, or earlier in certain circumstances. The agreement requires the Company, its subsidiaries, area developers and other authorized purchasers to purchase the lesser of 160,000 pounds of cream cheese per week or 60% of their requirements for cream cheese (excluding certain requirements that may be satisfied through other commitments and certain requirements of acquired companies). The price per pound is determined over the term of the contract based upon production costs.

     The Company has become subject to various lawsuits, claims and other legal matters in the course of conducting its business. The Company believes that the outcome of such lawsuits, claims and other legal matters will not have a material impact on the Company's financial position or results of operations.

11. AREA DEVELOPER FINANCING

     The Company currently offers partial financing to its area developers for use in expansion of their operations. The maximum loan amount is established to give the Company majority ownership of the area developer upon conversion (or option exercise, as described further below) provided the Company exercises its right to participate in any intervening financing of the area developer. Area developer financing requires the developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on the revolving loan facility provided by the Company, with draws permitted during a three-year draw period in a predetermined maximum amount generally equal to four times the amount of the area developer's equity capital. Upon expiration of the draw period, the loan converts to an amortizing term loan payable over five years in periodic installments, with a final balloon payment. The Company may extend the draw and repayment periods, subject to the area developer purchasing additional development rights, contributing additional capital, or in connection with other amendments to the loan agreement. Interest is set at the Reference Rate from time to time (8.25% at December 29, 1996 and an average rate of 8.27% for 1996) plus 1%, and is payable each four-week period. The loan is secured by a pledge of substantially all of the assets of the area developer.

     (a) Loan Conversion Option

     All or any portion of the loan amount may be converted at the Company's election at any time after the expiration of a specified moratorium period (generally two years) and after the area developer has completed not less than 80% of its area development commitment or in the event of certain defaults into equity in the

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES area developer at the conversion price set forth in such loan agreement, which is at a premium over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement. Default provisions contained in the area developer loans typically include default in payment of principal and interest, breach of a representation or warranty or of any covenant contained in the loan agreement or security instruments, bankruptcy or bankruptcy-related act of the borrower, resignation or termination of key management personnel, default under the area development agreement, termination of three or more franchise agreements, dissolution or liquidation, material adverse change in financial condition, default of other indebtedness, sublease or any real estate lease, a judgment in excess of $100,000 (not satisfied, vacated or covered by insurance) and the invalidity or termination of any security instrument. The conversion price is negotiated at arms' length with each area developer and, at December 29, 1996, the average conversion premium was 12% over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendments thereto. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire at the loan conversion price the amount of additional equity it could have acquired by conversion of the loan had it been fully drawn.

     There can be no assurance the Company will convert any loan amount or exercise its option at such time as it may be permitted to do so and, if it does convert or exercise its option, that such conversion or option exercise will result in a majority interest in such area developer.

     (b) Commitments to Extend Area Developer Financing

     The following table summarizes credit commitments for area developer financing (in thousands of dollars, except number of area developers):

                                          DECEMBER 31,    DECEMBER 29,
                                              1995            1996
                                          ------------    ------------
Number of area developers receiving
  financing.............................           2              11
Loan commitments........................    $ 16,000       $ 283,200
Unused loans............................     (12,462)       (142,446)
                                            --------       ---------
Loans outstanding (included in Notes
  Receivable)...........................    $  3,538       $ 140,754
                                            ========       =========
Contributed capital.....................    $  4,000       $  75,765
                                            ========       =========

     The following table summarizes area developer financing activity of the Company during 1995 and 1996 (in thousands of dollars):

                                           1995        1996
                                          -------    --------
Area developer loan balances, beginning
  of period.............................  $    --    $  3,538
Loan advances...........................    7,369     206,762
Loan repayments.........................   (3,831)    (69,546)
                                          -------    --------
Area developer loan balances, end of
  year..................................  $ 3,538    $140,754
                                          =======    ========

     The majority of the loan advance and repayment activity reflects the revolving nature of the loans, that is, amounts are drawn and repaid on a regular basis to optimize cash management.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

     The principal maturities on the aforementioned notes receivable are as follows (in thousands of dollars):

1998....................................  $    375
1999....................................     9,582
2000....................................    14,075
2001....................................    14,075
Thereafter..............................   102,647
                                          --------
                                          $140,754
                                          ========

     (c) Credit Risk and Allowance for Loan Losses

     Five of the Company's area developers accounted for 21%, 17%, 15%, 10% and 10% of the area developers' notes receivable balance at December 29, 1996, and no other area developer of the Company individually accounted for 10% or more of such notes receivable balance as of such date.

     The allowance for credit losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of each area developer's use of loan proceeds, stage of development, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors which management deems relevant at the time. Based upon this review and analysis, no allowance was required as of December 31, 1995 or December 29, 1996.

     The following table sets forth certain combined financial information, as of the dates indicated, provided by all the Company's area developers. During 1995, two area developers were formed, and their data have been included in the table for 1995 from the dates of their respective formation. During 1996, ten area developers were formed, and their data has been included in the table for 1996 from the dates of their respective formations. In addition, one area developer combined with one other area developer with geographically contiguous territory.

                                          DECEMBER 31,        DECEMBER 29,
                                              1995                1996
                                          ------------        ------------
                                          (IN THOUSANDS, EXCEPT NUMBER OF
                                          AREA DEVELOPERS AND STORE DATA)
Total number of area developers.........          2                   11
Total number of area developer stores
  open..................................         13                  301
Balance sheet data:
  Total gross assets....................     $9,262             $221,156
  Total debt:
     To the Company.....................      3,538              140,754
     To third parties...................         --                   --
          Total other liabilities
            (including trade
            payables)...................      3,011               37,033
          Total partner/member equity...      2,676               33,847

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                                              FISCAL PERIOD ENDED
                                          ----------------------------
                                          DECEMBER 31,    DECEMBER 29,
                                              1995            1996
                                          ------------    ------------
                                                 (IN THOUSANDS)
Statement of operations data:
  Gross revenue.........................    $   768        $ 109,940
  Income (loss) from continuing
     operations.........................     (1,324)         (40,592)
Statement of cash flows data:
  Cash flows from (used in) operating
     activities.........................    $ 1,616        $ (16,382)
  Cash flows from (used in) investing
     activities.........................     (8,064)        (187,955)
  Cash flows from (used in) financing
     activities.........................      7,038          205,756
                                            -------        ---------
          Net change in cash............    $   590        $   1,419
                                            =======        =========

12. STOCKHOLDERS' EQUITY

     Common Stock. On July 8, 1996, the Company effected a 225-for-one split of the Company's common stock in the form of a stock dividend. Per share amounts, the number of common shares and capital accounts have been restated to give retroactive effect to the stock split.

     The Company issued 3,536,361 shares of common stock at the time of its formation, which provided net proceeds of approximately $20.8 million.

     In June 1996, Boston Chicken converted its $120.0 million loan to the Company into 15,307,421 shares of common stock.

     In August 1996, the Company completed an underwritten initial offering of 3,105,000 shares of its common stock to the public, a concurrent non-underwritten public offering of 425,000 shares of its common stock and a concurrent private placement of 2,000,000 shares of its common stock to Boston Chicken raising aggregate net proceeds of approximately $86.0 million.

     In December 1996, the Company completed an additional underwritten offering of 2,640,000 shares of its common stock to the public and a concurrent non-underwritten public offering of 500,000 shares to Boston Chicken. The aggregate net proceeds of these offerings were approximately $88.6 million.

     Preferred Stock. In connection with the acquisition of the net assets of Baltimore Bagel, the Company issued 6,250 shares of Series A preferred stock. The Series A preferred stock had a liquidation preference of $1,000 per share, paid annual dividends of $60 per share, and was automatically convertible into common stock of the Company upon closing of its initial public offering, with the number of shares of common stock received being equal to $1,000 plus accrued and unpaid dividends divided by 80% of the gross offering price per share to the public. The total number of shares of common stock issued on conversion was 465,829.

     Repurchase Common Stock Shares. Pursuant to the purchase agreements (see
Note 4), the Company had agreed that, in the event it had not completed an initial public offering of its common stock resulting in gross proceeds of at least $15.0 million by specified dates or if Boston Chicken's ownership of, or right to acquire an ownership interest in, the Company's common stock fell below 25%, the holders of common stock subject to repurchase by the Company could require the Company to redeem such shares of common stock at their fair market value, but not less than a specific floor price per share. In 1996, as a result of the completion of an initial public offering of common stock, the repurchase obligation was eliminated, resulting in such shares being reclassified to stockholders' equity.

     Warrants. The Company sold warrants to purchase 1,012,500 shares of common stock of the Company to Bagel Funding. The warrants have an exercise price of $6.47 per share and expire in 2000. In 1996, the Company also sold or issued warrants to purchase an aggregate of 1,252,425 shares of common stock of the

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

Company to other third parties at exercise prices ranging from $6.47 to $11.58 per share. The warrants expire at various dates through 2001.

     Stock Option Plans. The Company has a stock option plan (the "Plan") under which options to purchase up to 5,500,000 shares of common stock may be granted to certain employees and officers of, and consultants to, the Company. The option price is equal to the fair market value of the stock on the date of the grant and each option has a term of ten years. Options granted under the Plan generally vest at a rate of 10% at the end of the first year, an additional 20% at the end of the second year, an additional 30% at the end of the third year, and the balance vesting at the end of the fourth year from the date of the grant.

     The Company also has a non-employee directors stock option plan (the "Directors Plan"), under which options to purchase up to 100,000 shares of the common stock of the Company may be granted to directors of the Company who are not officers or employees of the Company. Under the terms of the Directors Plan, the Company automatically grants to each such director, upon election or re-election as a director of the Company, options to purchase shares having a fair market value of $50,000 at the date of the grant, except that initial grants under the Directors Plan were made on the date the Directors Plan was adopted by the Company's board of directors. Options are granted at a price equal to the fair market value of the stock on the date of grant, become exercisable after the end of one year from the date of grant and have a term of ten years from the date of grant. The options are subject to termination should the optionee's service as a director of the Company terminate. At December 29, 1996, 12,954 shares had been granted under the Directors Plan, at an exercise price of $11.58 per share.

     The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no employee compensation expense has been recognized for the Company's stock option plans. Had employee compensation expense for the Company's plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                1995       1996
                                                              --------    ------
Net income (loss) -- as reported............................  $(43,716)   $5,707
Net income (loss) -- pro forma..............................   (44,395)    3,188
Net income (loss) per common and equivalent share -- as
  reported..................................................     (4.54)     0.25
Net income (loss) per common and equivalent share -- pro
  forma.....................................................     (4.97)     0.14

     The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                               1995       1996
                                                              -------    -------
Expected volatility.........................................   38.0%      37.1%
Risk-free interest rate.....................................   6.8%       6.3%
Expected lives..............................................  5 years    5 years
Dividend yield..............................................     0          0

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

     Activity under the option plans through December 29, 1996 was as follows:

                                                                           WEIGHTED
                                                                            AVERAGE
                                                                            OPTION
                                                              NUMBER OF      PRICE
                                                               SHARES      PER SHARE
                                                              ---------    ---------
Granted.....................................................  2,090,248      $5.93
Canceled....................................................    (16,778)      5.88
                                                              ---------      -----
Outstanding as of December 31, 1995.........................  2,073,470       5.93
  Granted...................................................  1,959,165       7.94
  Exercised.................................................   (353,096)      6.03
  Canceled..................................................   (201,464)      7.27
                                                              ---------      -----
Outstanding as of December 29, 1996.........................  3,478,075      $6.87
                                                              =========      =====
Exercisable as of December 29, 1996.........................    275,824      $5.93
                                                              =========      =====

     Information on options outstanding at December 29, 1996 is as follows:

                                        WEIGHTED                            OPTIONS EXERCISABLE
                                        AVERAGE                         ----------------------------
                                       REMAINING         WEIGHTED                        WEIGHTED
      RANGE OF            NUMBER      CONTRACTUAL        AVERAGE          NUMBER         AVERAGE
   EXERCISE PRICE       OF OPTIONS    LIFE (YEARS)    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
   --------------       ----------    ------------    --------------    ----------    --------------
        $5.88            1,616,739        8.46            $ 5.88         257,700          $5.88
     6.01 -  9.00        1,433,755        9.04              6.58          18,124           6.54
     9.01 - 12.00          417,411        9.41             11.36              --             --
    12.01 - 15.00            8,109        9.58             15.00              --             --
    27.01 - 30.00              685        9.70             29.13              --             --
    30.01 - 33.00            1,376        9.76             32.63              --             --
                         ---------        ----            ------         -------          -----
        Total            3,478,075        8.81            $ 6.87         275,824          $5.93
                         =========        ====            ======         =======          =====

     Boston Chicken Option. The Company has granted to Boston Chicken an option (the "BCI Option") to purchase such number of shares of the Company's common stock as will permit Boston Chicken to maintain ownership of shares of common stock having up to 52% of the voting power of all of the outstanding shares of the capital stock of the Company having the power generally to vote in the election of directors. The terms of the BCI Option provide that certain shares of the Company's common stock owned by Boston Chicken are excluded in determining the percentage ownership of the voting stock of the Company owned by Boston Chicken for purposes of BCI Option. As of December 29, 1996, Boston Chicken had the right under the BCI Option to purchase 416,407 shares of the Company's common stock at a weighted average price of $28.61.

     As of December 29, 1996, the Company had 6,878,449 shares of common stock reserved for issuance upon exercise of options and warrants.

13. RELATED PARTY TRANSACTIONS

     Boston Chicken is the majority shareholder of the Company. For the Company's 1995 fiscal year, the Company paid to Boston Chicken approximately $1.2 million for the purchase of furniture, equipment and other miscellaneous assets, and the Company paid to Boston Chicken amounts aggregating approximately $3.0 million and $10.2 million in fiscal 1995 and 1996, respectively, for software license, software maintenance, real estate, financial advisory and accounting fees, and interest.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

     Pursuant to Statement of Financial Accounting Standards No. 57, all the Company's area developers may be deemed to be related parties as a result of the lending and franchise relationships with its area developers. Total royalties and franchise-related fees earned from all area developers were $671,000 and $19.9 million in 1995 and 1996, respectively. Total interest income earned from all area developers was $67,000 and $6.0 million in 1995 and 1996, respectively. Total notes receivable from all area developers were $3.5 million and $140.8 million at December 31, 1995 and December 29, 1996, respectively.

     Certain officers and directors of the Company and Boston Chicken are investors in Bagel Funding and had invested an aggregate of $15.2 million in Bagel Funding at December 29, 1996. The Company is the manager of Bagel Funding but has no equity interest in Bagel Funding. Bagel Funding paid $500,000 to the Company in its capacity as manager during 1996.

     Certain directors and officers and members of their families have a direct or indirect equity interest in the Company's area developers. The Company received fees and other payments from these entities aggregating approximately $2.3 million and $33.0 million in fiscal 1995 and 1996, respectively, for area development, real estate, software maintenance, franchise, royalty, miscellaneous fees, interest and deposits. The Company has also sold to these entities, stores, inventory, equipment and other miscellaneous net assets for which it received approximately $5.5 million and $49.9 million in fiscal 1995 and 1996, respectively.

     During fiscal 1995 and 1996, the Company paid approximately $86,000 and $98,000, respectively, to Bowana Aviation, Inc. ("Bowana") for the Company's use of aircraft owned by Bowana. A director and a member of his family (both stockholders of the Company) own Bowana. The Company believes that the amounts charged by Bowana are at rates at least comparable to those charged by unaffiliated third parties.

14. SUBSEQUENT EVENT

     On March 24, 1997, the Company sold the 16 remaining Company stores and related assets to Sunbelt Bagels, L.L.C., a newly-formed area developer, for approximately $3.3 million. No material gain or loss resulted from this sale.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                          DECEMBER 29,     APRIL 20,
                                              1996           1997
                                          ------------    -----------
                                                          (UNAUDITED)
Current Assets:
  Cash and cash equivalents.............    $ 50,741       $    237
  Accounts receivable...................       5,589          9,406
  Prepaid expenses and other current
     assets.............................         579            438
  Deferred income taxes.................          --          1,315
                                            --------       --------
          Total current assets..........      56,909         11,396
Property and Equipment, net.............      28,213         27,766
Notes Receivable:
  Area developers.......................     140,754        211,742
  Others................................       5,333          5,257
Goodwill, net...........................      68,921         66,722
Trademarks, net.........................      22,239         22,153
Recipes, net............................       4,758          4,597
Other Assets, net.......................       5,291          7,107
Deferred Income Taxes...................          --            612
                                            --------       --------
          Total assets..................    $332,418       $357,352
                                            ========       ========

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable......................    $  3,873       $  4,832
  Accrued expenses......................       3,615          4,886
  Deferred franchise revenue............       3,000          3,000
                                            --------       --------
          Total current liabilities.....      10,488         12,718
Revolving Credit Facility...............          --          7,800
Deferred Franchise Revenue..............       6,105          6,700
Other Noncurrent Liabilities............         308            285
Commitments and Contingencies
Stockholders' Equity:
  Preferred Stock -- $.01 par value;
     20,000,000 shares authorized; no
     shares issued and outstanding......          --             --
  Common Stock -- $.01 par value;
     200,000,000 shares authorized;
     issued and outstanding: 32,299,756
     in December and 32,939,413 in
     April..............................         323            329
  Additional paid-in capital............     353,203        362,351
  Accumulated deficit...................     (38,009)       (32,831)
                                            --------       --------
          Total stockholders' equity....     315,517        329,849
                                            --------       --------
          Total liabilities and
            stockholders' equity........    $332,418       $357,352
                                            ========       ========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                              QUARTER ENDED
                                          ----------------------
                                          APRIL 21,    APRIL 20,
                                            1996         1997
                                          ---------    ---------
Revenue:
  Royalties and franchise-related
     fees...............................   $ 3,559      $ 9,338
  Interest income.......................       423        5,287
  Company stores........................    18,397        2,103
                                           -------      -------
          Total revenue.................    22,379       16,728
Costs and Expenses:
  Cost of products sold.................     5,490          704
  Salaries and benefits.................     9,128        3,018
  General and administrative............     9,031        5,774
                                           -------      -------
          Total costs and expenses......    23,649        9,496
                                           -------      -------
Income (Loss) from Operations...........    (1,270)       7,232
Other Income (Expense):
  Interest income (expense), net........    (3,333)         221
  Other income, net.....................     1,286           --
                                           -------      -------
          Total other income
           (expense)....................    (2,047)         221
                                           -------      -------
Income (Loss) Before Income Taxes.......    (3,317)       7,453
Income Taxes............................        --        2,275
                                           -------      -------
Net Income (Loss).......................   $(3,317)     $ 5,178
                                           =======      =======
Net Income (Loss) Per Common and
  Equivalent Share......................   $ (0.35)     $  0.15
                                           =======      =======
Weighted Average Number of Common and
  Equivalent Shares Outstanding.........     9,679       34,962
                                           =======      =======

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                  QUARTER ENDED
                                                              ----------------------
                                                              APRIL 21,    APRIL 20,
                                                                1996         1997
                                                              ---------    ---------
Cash Flows from Operating Activities:
  Net income (loss).........................................  $  (3,317)   $   5,178
  Adjustments to reconcile net income (loss) to net cash
     from (used in) operating activities:
     Depreciation and amortization..........................      1,914        1,763
     Gain on sale of marketable equity securities...........     (1,267)          --
     Warrant and option expense.............................         58           26
     Deferred income taxes..................................         --       (1,926)
     Changes in assets and liabilities, net of effect of
      acquisitions:
       Accounts receivable..................................     (3,710)      (3,873)
       Accounts payable and accrued expenses................     (2,440)       5,363
       Deferred franchise revenue...........................      1,660          595
       Other assets and liabilities.........................     (2,981)         (90)
                                                              ---------    ---------
          Net cash provided by (used in) operating
            activities......................................    (10,083)       7,036
                                                              ---------    ---------
Cash Flows from Investing Activities:
  Purchase of property and equipment........................    (17,557)      (3,872)
  Proceeds from sale of assets..............................     25,088        3,600
  Purchase of other assets..................................       (744)      (2,362)
  Acquisition of Noah's New York Bagels, Inc., net of cash
     acquired...............................................   (100,902)          --
  Issuance of notes receivable..............................    (39,003)    (124,298)
  Repayment of notes receivable.............................      7,972       53,386
  Proceeds from sales of marketable equity securities, net
     of purchases...........................................      1,267           --
                                                              ---------    ---------
          Net cash used in investing activities.............   (123,879)     (73,546)
                                                              ---------    ---------
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock....................     13,009        8,206
  Proceeds from debt........................................    208,929       29,500
  Repayment of debt.........................................    (90,432)     (21,700)
                                                              ---------    ---------
          Net cash provided by financing activities.........    131,506       16,006
                                                              ---------    ---------
Net Decrease in Cash and Cash Equivalents...................     (2,456)     (50,504)
Cash and Cash Equivalents, beginning of period..............      5,368       50,741
                                                              ---------    ---------
Cash and Cash Equivalents, end of period....................  $   2,912    $     237
                                                              =========    =========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The consolidated financial statements have been prepared by Einstein/Noah Bagel Corp. (the "Company") and are unaudited except for the consolidated balance sheet at December 29, 1996 and notes related thereto. The financial statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not necessarily include all information and footnotes required by generally accepted accounting principles. In the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows as of April 20, 1997 and for all periods presented have been made. The statements are subject to year-end audit adjustment. A description of the Company's accounting policies and other financial information are included in the audited consolidated financial statements for the year ended December 29, 1996 included elsewhere in this Registration Statement. The consolidated results of operations for the quarter ended April 20, 1997 are not necessarily indicative of the results expected for the full year.

2. AREA DEVELOPER FINANCING

     The Company currently offers partial financing to its area developers for use in expansion of their operations in the form of convertible secured loans. The maximum loan amount is established to give the Company majority ownership of the area developer upon conversion (or option exercise, as described further below) provided the Company exercises its right to participate in any intervening financing by the area developer. Area developer financing requires the developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on the revolving loan facility provided by the Company, with draws permitted during a three-year draw period in a predetermined maximum amount generally equal to four times the amount of the area developer's contributed capital. Upon expiration of the draw period, the loan converts to an amortizing term loan payable over five years in periodic installments, with a final balloon payment. The Company may extend the draw and repayment periods in connection with the area developer purchasing additional development rights, contributing additional capital or other amendments to the loan agreement. Interest is set at the applicable reference rate of Bank of America Illinois (8.5% at April 20, 1997 and an average rate of 8.3% for the quarter ended April 20, 1997) plus 1%, and is payable each four-week period. The loan is secured by a pledge of substantially all of the assets of the area developer.

  (a) Loan Conversion Option

     All or any portion of the loan amount may be converted, at the Company's election at any time after the expiration of a specified moratorium period (generally two years) and after the area developer has completed not less than 80% of its area development commitment or in the event of certain defaults, into equity in the area developer at the conversion price set forth in such loan agreement, which is at a premium over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement. Default provisions contained in the area developer loans typically include default in payment of principal and interest, breach of a representation or warranty or of any covenant contained in the loan agreement or security instruments, bankruptcy or bankruptcy-related act of the borrower, resignation or termination of key management personnel, default under the area development agreement, termination of three or more franchise agreements, dissolution or liquidation, material adverse change in financial condition, default of other indebtedness, sublease or any real estate lease, a judgment in excess of $100,000 (not satisfied, vacated or covered by insurance) and the invalidity or termination of any security instrument. The conversion price is negotiated at arms' length with each area developer and is set at a premium over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendments thereto. On average, upon conversion, the Company would own an 80% interest in each of its area developers. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire at the loan

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES conversion price the amount of additional equity it could have acquired by conversion of the loan had it been fully drawn.

     There can be no assurance the Company will convert any loan amount or exercise its option at such time as it may be permitted to do so and, if it does convert or exercise its option, that such conversion or option exercise will result in a majority interest in such area developer.

  (b) Commitments to Extend Area Developer Financing

     The following table summarizes credit commitments for area developer financing (in thousands of dollars, except number of area developers):

                                                              DECEMBER 29,    APRIL 20,
                                                                  1996          1997
                                                              ------------    ---------
Number of area developers receiving financing...............          11             12
Loan commitments............................................   $ 283,200      $ 359,900
Unused loans................................................    (142,446)      (148,158)
                                                               ---------      ---------
Loans outstanding...........................................   $ 140,754      $ 211,742
                                                               =========      =========
Contributed capital.........................................   $  75,765      $  95,227
                                                               =========      =========

     The following table summarizes area developer financing activity of the Company during the quarters ended (in thousands of dollars):

                                                                  QUARTER ENDED
                                                              ----------------------
                                                              APRIL 21,    APRIL 20,
                                                                1996         1997
                                                              ---------    ---------
Area developer loan balances, beginning of quarter..........   $ 3,538     $140,754
Loan advances...............................................    36,928      124,298
Loan repayments.............................................    (7,900)     (53,310)
                                                               -------     --------
Area developer loan balances, end of quarter................   $32,566     $211,742
                                                               =======     ========

     The majority of the loan advance and repayment activity reflects the revolving nature of the loans; that is, amounts are drawn and repaid on a regular basis to optimize cash management.

  (c) Credit Risk and Allowance for Loan Losses

     Three of the Company's area developers accounted for approximately 16%, 15% and 12% of the area developer notes receivable balance at April 20, 1997, and no other area developer of the Company individually accounted for 10% or more of such notes receivable balance as of such date.

     The allowance for credit losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of each area developer's use of loan proceeds, stage of development, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors which management deems relevant at the time. Based upon this review and analysis, no allowance was required as of December 29, 1996 or April 20, 1997.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

     The following table sets forth certain combined audited financial information, as of the dates indicated, provided annually by all the Company's area developers. During 1995, two area developers were formed, and their data have been included in the table for 1995 from the dates of their respective formation. During 1996, ten area developers were formed, and their data have been included in the table for 1996 from the dates of their respective formations. In addition, two area developers with geographically contiguous territories combined in 1996.

                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
                                                             (IN THOUSANDS, EXCEPT NUMBER
                                                                          OF
                                                              AREA DEVELOPERS AND STORE
                                                                        DATA)
Total number of area developers............................          2               11
Total number of area developer stores open.................         13              301
Balance sheet data:
  Total gross assets.......................................     $9,262         $221,156
  Total debt:
     To the Company........................................      3,538          140,754
     To third parties......................................         --               --
  Total other liabilities (including trade payables).......      3,011           37,033
  Total partner/member equity..............................     $2,676         $ 33,847

                                                                 FISCAL PERIOD ENDED
                                                             ----------------------------
                                                             DECEMBER 31,    DECEMBER 29,
                                                                 1995            1996
                                                             ------------    ------------
                                                                    (IN THOUSANDS)
Statement of operations data:
  Gross revenue............................................    $   768        $ 109,940
  Income (loss) from continuing operations.................     (1,324)         (40,592)
Statement of cash flows data:
  Cash flows from (used in) operating activities...........    $ 1,616        $ (16,382)
  Cash flows used in investing activities..................     (8,064)        (187,955)
  Cash flows from financing activities.....................      7,038          205,756
                                                               -------        ---------
          Net change in cash...............................    $   590        $   1,419
                                                               =======        =========

3. ROYALTIES AND FRANCHISE-RELATED FEES

     The components of royalties and franchise-related fees are comprised of the following (in thousands of dollars):

                                                                     QUARTER ENDED
                                                            --------------------------------
                                                              APRIL 21,         APRIL 20,
                                                                 1996              1997
                                                            --------------    --------------
Royalties.................................................      $  680            $4,223
Initial franchise and area developer fees.................       2,600             4,160
Real estate fees and lease income.........................          --               844
Other.....................................................         279               111
                                                                ------            ------
                                                                $3,559            $9,338
                                                                ======            ======

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

4. EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires disclosure of basic and dilutive earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. SFAS No. 128 is effective for financial statements issued for period ending after December 15, 1997. The pro forma earnings per share for the quarters ended April 21, 1996 and April 20, 1997, utilizing the requirements of SFAS No. 128 are as follows:

                                                                     QUARTER ENDED
                                                            --------------------------------
                                                            APRIL 21, 1996    APRIL 20, 1997
                                                            --------------    --------------
Basic earnings (loss) per share...........................      $(0.35)           $ 0.16
Diluted earnings (loss) per share.........................      $(0.35)           $ 0.15

5. COMMITMENTS

     As of April 20, 1997, Bagel Store Development Funding, L.L.C. ("Bagel Funding") had invested a total of $89.5 million, in the common equity of the Company's area developers. As of April 20, 1997, the Company was the manager of Bagel Funding. Bagel Funding has the right to require each area developer to redeem Bagel Funding's equity interest in an area developer at a pre-determined formula price based on the store level cash flow of the area developer in the event that (i) the Company acquires a majority equity interest in the area developer pursuant to the exercise of its conversion or option rights under the area developer's secured loan agreement; (ii) the Company does not consent to the area developer's request to undertake a firm commitment underwritten public offering after the Company's conversion and option rights under its loan agreement with the area developer have expired unexercised; or (iii) the Company does not consent to the area developer's request to terminate the area developer's area development and franchise agreements with the Company after the Company's conversion and option rights under its loan agreement with the area developer have expired unexercised. In the event the area developer does not redeem Bagel Funding's equity interest when required to do so, the Company will be obligated to purchase from Bagel Funding its equity interest in the area developer at the same price applicable to the area developer.

6. CONTINGENCIES

     The Company is subject to various lawsuits, claims and other legal matters in the course of conducting its business, including its business as a franchisor. The Company believes that the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the Company's financial position or results of operations.

7. SUBSEQUENT EVENT

     On May 29, 1997, the Company issued in a private offering $125.0 million aggregate principal amount of 7 1/4% convertible subordinated debentures due June 1, 2004. Interest is payable semi-annually on June 1 and December 1 of each year beginning December 1, 1997. The debentures are convertible at any time prior to maturity into shares of the Company's common stock at a conversion rate of $21.25 per share, subject to adjustments under certain conditions. The debentures may be redeemed at the option of the Company beginning June 1, 2000, initially at 104.14% of their principal amount and at declining prices thereafter, plus accrued interest.